   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 2000
                                                      REGISTRATION NO. 333-44202
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------
                            SYMBOL TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)

                  DELAWARE                         3577                     11-2308681
       (State or Other Jurisdiction    (Primary Standard Industrial      (I.R.S. Employer
   of Incorporation or Organization)    Classification Code Number)   Identification Number)


                                ONE SYMBOL PLAZA
                           HOLTSVILLE, NEW YORK 11742
                                  631-738-2400
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                                 ---------------
                            LEONARD H. GOLDNER, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                            SYMBOL TECHNOLOGIES, INC.
                                ONE SYMBOL PLAZA
                           HOLTSVILLE, NEW YORK 11742
                                  631-738-2400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 ---------------


                                 With copies to:

     JOHN G. FINLEY, ESQ.                       STEVEN J. ROTHSCHILD, ESQ.
 SIMPSON THACHER & BARTLETT             SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
    425 LEXINGTON AVENUE                     ONE RODNEY SQUARE, P.O. BOX 636
  NEW YORK, NEW YORK 10017                      WILMINGTON, DELAWARE 19899
      (212) 455-2000                                  (302) 651-3000

                               ---------------
     Approximate date of commencement or proposed sale to the public: As soon as practicable after the effective time of the merger of a wholly owned subsidiary of the registrant with Telxon Corporation, which shall occur as soon as practicable after the effective date of this registration statement and the satisfaction of all conditions to the closing of such merger.
                               ---------------
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
--------------------------------------------------------------------------------

  TITLE OF EACH CLASS OF                                                                                    AMOUNT OF
     SECURITIES TO BE         AMOUNT TO BE         PROPOSED MAXIMUM              PROPOSED MAXIMUM          REGISTRATION
        REGISTERED           REGISTERED(1)     OFFERING PRICE PER UNIT     AGGREGATE OFFERING PRICE(2)        FEE(2)
-------------------------   ---------------   -------------------------   -----------------------------   -------------
Common Stock, par value
 $0.01 per share.........     11,974,715                 N/A              $416,959,576                    $110,077

--------------------------------------------------------------------------------
(1) Represents the maximum number of shares of common stock of Symbol Technologies, Inc. issuable upon consummation of the merger based on the exchange ratio of 0.5 shares of Symbol common stock to be exchanged for each outstanding share of common stock of Telxon Corporation, and based on (a) the number of outstanding shares of Telxon common stock plus (b) the number of shares of Telxon common stock that could be issued prior to the effective time of the merger. This registration statement also relates to an indeterminate number of shares of Symbol common stock that may be issued in the merger in the event that prior to the merger Symbol shall effect any stock splits, stock dividends or similar transactions in accordance with Rule 416 under the Securities Act.


(2) Previously paid. Pursuant to Rules 457(f) and 457(c) under the Securities Act of 1933, as amended, the registration fee was calculated based on the product of (1) 23,949,430 shares of Telxon common stock on a fully diluted basis and (2) $17.41 per share, the average of the high and low sale prices for shares of Telxon common stock on the Nasdaq on August 15, 2000.



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------

                                 [TELXON LOGO]




                                                               October 25, 2000



Dear Stockholders:



     You are cordially invited to attend a special meeting of stockholders of Telxon Corporation which we will hold at 10:00 a.m., local time, on November 28, 2000, at the Hilton Garden Inn, 6288 Tri-Ridge Blvd., Loveland, Ohio.


     At this important meeting, you will be asked to vote upon the merger of Telxon and Symbol Technologies, Inc. In the merger, you will receive 0.5 share of Symbol common stock for each share of Telxon common stock that you own. Symbol shares are traded on the New York Stock Exchange under the symbol "SBL." We urge you to obtain current market quotations for Symbol common stock and Telxon common stock prior to making any decision with respect to the merger. We expect that the merger will be tax-free to you for U.S. federal income tax purposes, except for cash received in place of fractional shares.


     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT, AS AMENDED WITH SYMBOL AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AND THE MERGER AGREEMENT.



     We believe that the merger represents an exciting opportunity which will allow you to continue your investment in Telxon's future as part of a larger and more diversified company.


     Your vote is important. We cannot complete the merger unless the holders of a majority of our outstanding shares vote to approve and adopt the merger agreement. Whether or not you are able to attend the meeting personally, please complete, sign, date and return the enclosed proxy card promptly in the accompanying envelope, which requires no postage if mailed in the United States. You are, of course, welcome to attend the meeting and vote in person, even if you have previously returned your proxy card. If you fail to return your proxy card or vote in person at the meeting, it will have the same effect as a vote against the merger.


     This document provides you with detailed information about the merger. We encourage you to read this entire document carefully, particularly the section describing the RISKS IN CONNECTION WITH THE MERGER, SEE "RISK FACTORS RELATING TO THE MERGER" BEGINNING ON PAGE 12.


     I look forward to your support.



                                               Sincerely,

                                               /s/ John W. Paxton, Sr.
                                               John W. Paxton, Sr.
                                               Chairman of the Board and
                                               Chief Executive Officer



NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SYMBOL SHARES TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


THIS PROXY STATEMENT/PROSPECTUS IS DATED OCTOBER 25, 2000 AND WAS FIRST MAILED
                  TO STOCKHOLDERS ON OR ABOUT OCTOBER 26, 2000

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                 [TELXON LOGO]



                              TELXON CORPORATION
                               1000 SUMMIT DRIVE
                            CINCINNATI, OHIO 45150


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


                        TO BE HELD ON NOVEMBER 28, 2000


     A special meeting of stockholders of Telxon Corporation will be held on November 28, 2000, at 10:00 a.m., local time, at the Hilton Garden Inn, 6288 Tri-Ridge Blvd., Loveland, Ohio.


     The special meeting will be conducted:


     1. To approve and adopt the merger of TX Acquisition Corporation, a wholly owned subsidiary of Symbol Technologies, Inc., into Telxon and the Agreement and Plan of Merger dated as of July 25, 2000, as amended, by and among Symbol, TX Acquisition Corporation and Telxon, pursuant to which, among other things, each share of Telxon common stock outstanding immediately prior to the effective time of the merger will be converted into 0.5 share of Symbol common stock.


     2.   To vote to adjourn the special meeting, if necessary.


     A copy of the merger agreement and the amendment thereto are attached as Appendix A and Appendix B to the accompanying document. Approval and adoption of the merger and the merger agreement requires the affirmative vote of a majority of the outstanding Telxon shares. Holders of Telxon shares will not have dissenter's or appraisal rights, or have the right to demand payment for their shares under Delaware law in connection with the merger.

     Only those stockholders of record as of the close of business on October 20, 2000 will be entitled to notice of and to vote at the meeting or any adjournments or postponements thereof.


     YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AND THE MERGER AGREEMENT, AS DESCRIBED IN DETAIL IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.


                                        By Order of the Board of Directors,


                                        /s/ John W. Castle
                                        John W. Castle
                                        Assistant Secretary


Cincinnati, Ohio
October 25, 2000


     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND PROMPTLY RETURN IT IN THE ACCOMPANYING ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED BY DELIVERY TO TELXON OF A SUBSEQUENTLY EXECUTED PROXY OR A WRITTEN NOTICE OF REVOCATION OR BY VOTING IN PERSON AT THE SPECIAL MEETING.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               TABLE OF CONTENTS





                                                              PAGE
                                                           ---------
QUESTIONS AND ANSWERS ABOUT THE
   MERGER ..............................................        1
SUMMARY ................................................        2
The Companies ..........................................        2
The Special Meeting ....................................        2
Record Date; Vote Required .............................        2
Reasons for the Merger .................................        2
Recommendation of the Telxon Board .....................        2
Opinions of Telxon's Financial Advisor .................        3
The Merger .............................................        3
Terms of the Merger Agreement ..........................        3
Regulatory Matters .....................................        4
Accounting Treatment ...................................        4
NYSE Listing ...........................................        5
Ownership of Shares after the Merger ...................        5
Interests of Telxon Officers and Directors in the
   Merger ..............................................        5
Effects of the Merger on the Rights of Telxon
   Stockholders ........................................        5
Selected Historical Consolidated Financial Data
   of Symbol and Selected Unaudited Pro Forma
   Condensed Combined Financial Data of
   Symbol and Telxon ...................................        6
Selected Historical Condensed Consolidated
   Financial Data of Telxon ............................        8
Comparative Per Share Information ......................       10
Comparative Per Share Market Price and
   Dividend Information ................................       11
RISK FACTORS RELATING TO THE
   MERGER ..............................................       12
Value of Symbol Shares to Be Received in the
   Merger Will Fluctuate ...............................       12
Symbol and Telxon May Not Achieve Strategic
   Objectives, Cost Savings and Other Benefits .........       12
Symbol and Telxon May Encounter Difficulties
   in Integrating Their Operations .....................       12
Component Shortages May Adversely Affect
   Symbol's Results ....................................       13
The Merger May Cause Telxon and Symbol
   Customers to Delay Purchasing Decisions and
   May Adversely Affect the Ability to Attract
   and Retain Key Telxon Employees .....................       13
If We Fail to Obtain Required Consents and
   Waivers, Third Parties May Terminate or
   Alter Existing Contracts with Telxon ................       13
The Price of Symbol Shares May Be Affected
   by Factors Different From Those Affecting
   the Price of Telxon Shares ..........................       13
THE SPECIAL MEETING ....................................       14
Time and Place; Purposes ...............................       14
Record Date ............................................       14
Quorum .................................................       14
Vote Required ..........................................       14
Proxies ................................................       14
THE MERGER .............................................       16


                                                              PAGE
                                                           ---------
Structure of the Merger ................................       16
Exchange of Telxon Stock Certificates for
   Symbol Stock Certificates ...........................       16
Background of the Merger ...............................       16
Reasons for the Merger .................................       20
Information and Factors Considered by the
   Telxon Board; Recommendation of the
   Telxon Board ........................................       21
Opinion of Financial Advisor to Telxon .................       23
Accounting Treatment ...................................       27
Interests of Telxon Officers and Directors in the
   Merger ..............................................       27
Material United States Federal Income Tax
   Consequences ........................................       30
Regulatory Matters .....................................       31
Appraisal Rights .......................................       31
Federal Securities Laws Consequences ...................       32
Rights Agreement .......................................       32
THE MERGER AGREEMENT ...................................       33
The Merger .............................................       33
Conversion or Cancellation of Telxon Shares
   and Options in the Merger ...........................       33
Listing of Symbol Common Stock .........................       34
Representations and Warranties .........................       34
Conduct of Business Pending the Merger .................       35
Non-Solicitation Covenant ..............................       38
Additional Covenants and Agreements ....................       38
Conditions .............................................       40
Termination ............................................       41
Amendment; Waiver ......................................       43
UNAUDITED PRO FORMA CONDENSED
   COMBINED FINANCIAL
   INFORMATION .........................................       44
DESCRIPTION OF SYMBOL CAPITAL
   STOCK ...............................................       49
COMPARISON OF CERTAIN RIGHTS OF
   STOCKHOLDERS OF SYMBOL AND
   TELXON ..............................................       50
EXPERTS ................................................       53
LEGAL AND TAX MATTERS ..................................       53
SUBMISSION OF STOCKHOLDER
   PROPOSALS ...........................................       53
SPECIAL NOTE REGARDING FORWARD-
   LOOKING STATEMENTS ..................................       54
WHERE YOU CAN FIND MORE
   INFORMATION .........................................       55
Appendix A--Agreement and Plan of Merger ...............      A-1
Appendix B--First Amendment to the
   Agreement and Plan of Merger ........................      B-1
Appendix C--Opinion of Prudential Securities
   Incorporated ........................................      C-1

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                    QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:     WHAT IS THE PROPOSED TRANSACTION?

A: A wholly owned subsidiary of Symbol Technologies will merge into Telxon. As a result, Telxon will become a wholly owned subsidiary of Symbol.


Q:     WHAT WILL I RECEIVE IN THE MERGER?

A. Each Telxon share will be converted into 0.5 Symbol share. You will receive cash payments in place of any fractional Symbol shares you would have otherwise received. After giving effect to the merger, Telxon stockholders will hold approximately 7% of the outstanding Symbol shares on a fully diluted basis.


Q:     HOW DO I VOTE?

A: You may vote by mailing a signed proxy card in the enclosed return envelope as soon as possible so that those shares may be represented at the special meeting. You may also attend the special meeting and vote in person.


Q:     CAN I CHANGE MY VOTE?

A: Yes. You may change your vote by delivering a written notice of revocation to Telxon's Assistant Secretary, by delivering a later-dated, signed proxy card to Telxon's Assistant Secretary before the special meeting, or by attending the special meeting and voting in person.


Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions to your broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions to your broker, your shares will not be voted on the merger and will have the same effect as a vote against the merger.


Q:     IS THE MERGER TAXABLE?

A: Symbol and Telxon each expect the merger to be tax-free. We have structured the merger so that, in general, Symbol, Symbol's wholly owned subsidiary formed for the purpose of the merger, Telxon and the Telxon stockholders will not recognize any gain or loss for U.S. federal income tax purposes in the merger, except with respect to any cash that Telxon stockholders will receive in place of fractional Symbol shares.

       We describe the material U.S. federal income tax consequences of the transactions in more detail on page 30. The tax consequences to you will depend on the facts of your own situation. Please consult your tax advisors for a full understanding of the tax consequences to you of the merger.



Q:     AM I ENTITLED TO APPRAISAL RIGHTS?

A: No. You will not be entitled to appraisal rights in connection with the merger.


Q:     WHEN DO YOU EXPECT TO COMPLETE THE MERGER?


A:     We expect to complete the merger on or about November 30, 2000.


Q:     SHOULD I SEND IN MY TELXON STOCK CERTIFICATES NOW?

A: No. After we complete the merger, Symbol will send instructions explaining how to exchange your Telxon share certificates for Symbol share certificates and, if applicable, cash in place of any fractional shares.


Q:     WHOM CAN I CALL WITH QUESTIONS?


A: If you have any questions about the merger, individual stockholders should call Georgeson Shareholder Communications, Inc. at (800) 223-2064 and banks and brokers should call (212) 440-9000 or Symbol at (800) 722-6234.

       If you would like copies of any of the documents we refer to in this proxy statement/prospectus, you should call Georgeson Shareholder Communications, Inc. at (800) 223-2064 if the documents relate to Telxon or Symbol at (800) 722-6234 if the documents relate to Symbol.

                                    SUMMARY

     This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger, and for a more complete description of the legal terms of these transactions, you should read this entire document carefully, as well as those additional documents to which we refer you. See "Where You Can Find More Information" on page 55.

THE COMPANIES


SYMBOL TECHNOLOGIES, INC.
One Symbol Plaza
Holtsville, New York 11742
Tel: 631-738-2400
website: www.Symbol.com

      Symbol is a global leader in wireless and Internet-based mobile data transaction systems and services. Symbol's systems allow people and organizations to access, capture and transmit information at the point-of-activity over local area networks, wide area networks and the Internet. Symbol is the only corporation in its industry with in-house technology for the design and manufacture of products in its three core technologies: bar code reading devices, mobile computing devices and network systems. These systems are used worldwide in diverse markets such as retail, transportation and logistics, parcel delivery and postal service, warehousing and distribution, industrial, health care, hospitality, education and government.


      Symbol is a corporation organized under the laws of the State of Delaware. In fiscal year ended December 31, 1999, Symbol's sales were approximately $1.14 billion.



TELXON CORPORATION
1000 Summit Drive
Cincinnati, Ohio 45150
Tel: 800-800-8001
website: www.Telxon.com

      Telxon designs, manufacturers, integrates, markets and supports transaction-based mobile information systems. Telxon's mobile computing devices and wireless local area network products are integrated with its customers' host enterprise computer systems and third party wide area networks, enabling mobile workers to process information on a real-time basis at the point of transaction. Telxon's products are sold worldwide for use in key vertical markets, including in-store retail, transportation and logistics, mobile workforce automation and public safety. Telxon also serves a broad array of other markets such as manufacturing, healthcare, education and government, among others, through its indirect sales channels.


      Telxon is a corporation organized under the laws of the State of Delaware. In fiscal year ended March 31, 2000, Telxon's sales were approximately $366 million.



THE SPECIAL MEETING (SEE PAGE 14)


      The special meeting will be held on November 28, 2000, at 10:00 am., local time, at the Hilton Garden Inn, 6288 Tri-Ridge Blvd., Loveland, Ohio. At the special meeting, Telxon stockholders will be asked:


       o    to approve and adopt the merger and the merger agreement, and

       o    to vote to adjourn the meeting, if necessary.


RECORD DATE; VOTE REQUIRED (SEE PAGE 14)


      You can vote at the special meeting if you owned Telxon shares at the close of business on October 20, 2000. On that date, there were 17,550,874 Telxon shares outstanding and entitled to vote. You can cast one vote for each Telxon share you owned on that date. Approval and adoption of the merger and the merger agreement requires the favorable vote of the holders of a majority of the outstanding Telxon shares.



REASONS FOR THE MERGER (SEE PAGE 20)

      Symbol and Telxon believe that the merger will enhance opportunities in the wireless hand-held computing systems market across many industries and enable customers to benefit from greater resources and economies of scale. Symbol and Telxon also believe that the merger will create significant cost saving opportunities.


RECOMMENDATION OF THE TELXON BOARD (SEE PAGE 21)

      The Telxon board has unanimously approved the merger and the merger agreement and recommends that Telxon stockholders vote "FOR" approval and adoption of the merger and the merger agreement.

OPINIONS OF TELXON'S FINANCIAL ADVISOR (SEE PAGE 23)

      Prudential Securities Incorporated, Telxon's financial advisor, has rendered a written opinion, dated July 25, 2000, to the Telxon board that, as of the date of the opinion, the exchange ratio in the merger was fair, from a financial point of view to the holders of Telxon shares, other than Symbol and its subsidiaries. The full text of the written opinion of Prudential Securities is attached to this document as Appendix C. We encourage you to read the opinion carefully in its entirety to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Prudential Securities in providing its opinion. THE OPINION OF PRUDENTIAL SECURITIES IS DIRECTED TO THE TELXON BOARD AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER WITH RESPECT TO ANY MATTER RELATING TO THE MERGER.


THE MERGER (SEE PAGE 16)


      We propose that a wholly owned subsidiary of Symbol, formed for the purpose of the merger, merge with and into Telxon. As a result, Telxon will become a wholly owned subsidiary of Symbol.

      We have attached the merger agreement and the amendment thereto, which are the legal documents that govern the merger, as Appendix A and Appendix B. We encourage you to read these documents.


      WHAT YOU WILL RECEIVE IN THE MERGER (SEE PAGE 16)

      Each of your Telxon shares will be exchanged for 0.5 Symbol share. Because the number of Symbol shares that you will receive in the merger is fixed, the value of the Symbol shares you will receive in the merger will fluctuate as the price of Symbol common stock changes.

      You will have to surrender your Telxon common stock certificates to receive Symbol common stock certificates. HOWEVER, PLEASE DO NOT SEND ANY TELXON COMMON STOCK CERTIFICATES UNTIL YOU RECEIVE WRITTEN INSTRUCTIONS AFTER WE COMPLETE THE MERGER.


TERMS OF THE MERGER AGREEMENT

      CONDITIONS (SEE PAGE 40)

      We will complete the merger only if certain conditions are satisfied or waived, including the following:

       o    approval by the Telxon stockholders;

       o regulatory approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any applicable foreign antitrust laws;


       o the absence of any statute, rule, regulation, injunction or order prohibiting the merger;

       o the absence of litigation challenging or seeking to enjoin the merger;

       o the approval for listing on the New York Stock Exchange of the Symbol shares to be issued in the merger;

       o receipt of opinions from counsel to Symbol and Telxon to the effect that the merger will be treated as a tax-free reorganization;

       o the accuracy of representations and warranties of Symbol and Telxon and the compliance with agreements and covenants of Symbol and Telxon; and

       o the absence of a material adverse change with respect to Symbol or Telxon.

      NON-SOLICITATION COVENANT (SEE PAGE 38)

      Telxon and its subsidiaries, officers, directors, employees and representatives are prohibited from soliciting or encouraging the making of any competing proposal to acquire Telxon and from negotiating or having any discussions with, or providing any confidential information to, any person in connection with such an acqusition proposal. However, Telxon may, prior to the special meeting, furnish information to, and engage in negotiations or discussions with, a third party in response to an unsolicited written acquisition proposal by such third party if Telxon's board determines in good faith (after consultation with its financial and legal advisors) that responding to such acquisition proposal is reasonably necessary for the board to act in a manner consistent with its fiduciary duties and such third party enters into a confidentiality agreement with Telxon. Telxon must notify Symbol of the terms of any such competing proposal.


      TERMINATION (SEE PAGE 41)

      Either Symbol or Telxon may terminate the merger agreement if:

       o  Symbol and Telxon mutually agree to terminate the agreement;

       o the merger is not completed by March 31, 2001 (other than as a result of a failure of the terminating party to perform its obligations);

     o the merger agreement fails to receive Telxon stockholder approval at the special meeting;

     o a final and nonappealable order is entered enjoining or prohibiting the completion of the merger;

     o the other party breaches its representations or agreements which would reasonably be expected to result in a closing condition not being satisfied and which remains uncured 30 days following written notice.

      In addition, Symbol may terminate the merger agreement if (1) the Telxon board withdraws or modifies in an adverse manner its recommendation of the merger or approves or recommends another acquisition proposal, (2) Telxon breaches in any material respect the non-solicitation covenant or (3) any third party acquires 15% of the outstanding Telxon shares with the approval of the Telxon board or 25% of the outstanding Telxon shares without the approval of the Telxon board or 20% of Telxon's consolidated assets.

      In addition, Telxon may terminate the merger agreement in order to accept an acquisition proposal which the Telxon board in good faith determines is reasonably capable of being consummated and superior from a financial point of view to the merger.

      TERMINATION FEES (SEE PAGE 42)

      Telxon will pay Symbol a termination fee of $25 million if any of the following events occurs:

     o Symbol terminates the merger agreement due to (1) the Telxon board withdrawing or modifying in an adverse manner its recommendation of the merger or approving or recommending another acquisition proposal,
          (2) a breach by Telxon in any material respect of the non-solicitation covenant or (3) the acquisition by any third party of 15% of the outstanding Telxon shares which has been approved by the Telxon board or 25% of the outstanding Telxon shares which has not been approved by the Telxon board or 20% of Telxon's consolidated assets;

     o Telxon terminates the merger agreement in order to accept an acquisition proposal which the Telxon board in good faith determines is reasonably capable of being consummated and superior from a financial point of view to the merger; or

     o The merger agreement is terminated due to a material breach of the merger agreement by Telxon or due to the failure to obtain Telxon's stockholder approval in the circumstances described on page 42 of this document and, within 12 months thereafter, Telxon enters into an agreement with respect to an alternative acquisition transaction or an alternative acquisition transaction is consummated.

      Symbol will pay Telxon a termination fee of $25 million if the merger agreement is terminated due to a failure to receive requisite regulatory approvals, the NYSE listing of the Symbol shares to be issued in the merger, SEC clearance of this document or material breaches by Symbol of the merger agreement.


REGULATORY MATTERS (SEE PAGE 31)


      Symbol and Telxon must comply with certain filings and take other actions necessary to obtain approvals from governmental authorities in connection with the proposed transactions, including U.S. and foreign antitrust authorities. Symbol and Telxon have agreed to use reasonable best efforts to obtain any governmental consents and approvals required in connection with the merger, but Symbol will not be required to provide any undertakings or agree to any condition that could reasonably be expected to (1) result in a substantial detriment to Symbol's or Telxon's business, financial condition, results of operations or prospects or (2) materially diminish the strategic or financial benefits of the merger.


      The waiting period during which the U.S. regulatory authorities reviewed the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on October 12, 2000.

ACCOUNTING TREATMENT (SEE PAGE 27)


      The merger will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles. Accordingly, the cost to acquire Telxon will be allocated to the assets acquired and liabilities assumed based on their fair values, with any excess being treated as goodwill and other intangibles and amortized over their estimated useful lives. To the extent that a portion of the purchase price is allocated to in-process research and development, as is anticipated, a charge will be recognized for the period in which the merger occurs. That charge may be material to Symbol's results of operations.

NYSE LISTING


      Symbol will list the Symbol shares to be issued in the merger on the New York Stock Exchange.



OWNERSHIP OF SHARES AFTER THE MERGER



      After giving effect to the merger, the former holders of Telxon common stock will hold about 7% of the outstanding Symbol common stock on a fully diluted basis, based upon the figures for outstanding stock as of October 20, 2000.

INTERESTS OF TELXON OFFICERS AND DIRECTORS IN THE MERGER (SEE PAGE 27)


      When considering the merger agreement, Telxon's board was aware that certain of the officers and directors of Telxon may have interests and arrangements that may be different from your interests as stockholders, including rights under stock-based employee benefits awards and severance arrangements.


EFFECTS OF THE MERGER ON THE RIGHTS OF TELXON STOCKHOLDERS (SEE PAGE 50)

      The rights of Telxon stockholders who receive Symbol shares in the merger will continue to be governed by Delaware law, but will also be governed by Symbol's certificate of incorporation and Symbol's by-laws. The rights of Telxon stockholders under Symbol's certificate of incorporation and by-laws will differ in certain respects from the rights under Telxon's certificate of incorporation and by-laws.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SYMBOL AND SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA OF SYMBOL AND
                                    TELXON

     The following is a summary of selected historical consolidated financial data of Symbol for each of the years in the five-year period ended December 31, 1999 and the six-month periods ended June 30, 2000 and 1999 and selected unaudited pro forma combined financial data of Symbol and Telxon for the year ended December 31, 1999 and the six-month period ended June 30, 2000. The operating results for the six months ended June 30, 2000 are not necessarily indicative of results for the full fiscal year ending December 31, 2000.

     The selected historical consolidated financial data of Symbol are derived from the audited historical financial statements of Symbol contained in Symbol's Annual Report on Form 10-K for each of the years in the five-year period ended December 31, 1999 and from the unaudited financial statements of Symbol contained in Symbol's Quarterly Report on Form 10-Q for the period ended June 30, 2000 and from Symbol's Quarterly Report on Form 10-Q for the period ended June 30, 1999. The historical data is only a summary, and should be read in conjunction with the historical financial statements and related notes contained in the annual and quarterly reports of Symbol which have been incorporated by reference into this proxy statement/prospectus. The selected unaudited pro forma combined financial data of Symbol and Telxon have been derived from Symbol's audited consolidated financial statements for the year ended December 31, 1999, Symbol's unaudited consolidated financial statements for the six months ended June 30, 2000, Telxon's unaudited consolidated financial statements for the quarter ended June 30, 2000, Telxon's audited consolidated financial statements for the year ended March 31, 2000, Telxon's audited consolidated financial statements for the year ended March 31, 1999 and Telxon's unaudited consolidated financial statements for the quarter ended June 30, 1999. In addition, the audited financial statements contained in Telxon's Annual Report on Form 10-K for the fiscal year ended March 31, 1998 and the unaudited financial statements of Telxon contained in Telxon's Quarterly Reports on Form 10-Q for the periods then ended have been used to conform the financial reporting periods of Telxon to those of Symbol.

     The selected unaudited pro forma combined financial data give effect to the merger as if it had occurred on the dates referenced under "Unaudited Pro Forma Condensed Combined Financial Information." The selected unaudited pro forma combined financial data do not include the realization of any cost savings from operating efficiencies, synergies or other restructurings resulting from the merger. The selected unaudited pro forma combined financial data do not purport to represent what Symbol's results of operations or financial position actually would have been if the merger had been consummated on the date or for the periods indicated or what such results will be for any future date or any future period. You should read this summary together with "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 44 and the accompanying notes.

                                            SIX MONTHS ENDED JUNE 30,              YEAR ENDED DECEMBER 31,
                                    ------------------------------------------ -------------------------------
                                                2000                                        1999
                                    ----------------------------               -------------------------------
                                        ACTUAL     PRO FORMA(2)       1999          ACTUAL        PRO FORMA
                                    ------------- -------------- ------------- --------------- ---------------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA AMOUNTS)
INCOME STATEMENT DATA
 Revenue ..........................   $ 661,409     $ 824,945      $ 533,793     $ 1,139,290     $ 1,484,610
 Net earnings .....................      67,913       274,223         52,125         116,364          40,784
 Basic earnings per common
  share (1) .......................   $    0.50     $    1.88      $    0.39     $      0.88     $      0.29
 Diluted earnings per common
  share (1) .......................        0.46          1.75           0.37            0.82            0.27
 Basic shares outstanding (1) .....     135,857       145,857        132,350         132,488         142,488
 Diluted shares outstanding (1)         146,591       156,891        141,180         141,572         151,872
 Dividends declared (1) ...........   $   0.010     $   0.010      $   0.009     $     0.019     $     0.019



                                                    YEAR ENDED DECEMBER 31,
                                    -------------------------------------------------------
                                       1998(3)         1997        1996(4)       1995(5)
                                    ------------- ------------- ------------- -------------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA AMOUNTS)
INCOME STATEMENT DATA
 Revenue ..........................   $ 977,901     $ 774,345     $ 656,675     $ 555,163
 Net earnings .....................      92,964        70,232        50,256        46,486
 Basic earnings per common
  share (1) .......................   $    0.70     $    0.53     $    0.38     $    0.36
 Diluted earnings per common
  share (1) .......................        0.66          0.51          0.37          0.34
 Basic shares outstanding (1) .....     132,291       132,836       130,944       130,581
 Diluted shares outstanding (1)         140,481       137,781       137,088       136,952
 Dividends declared (1) ...........   $   0.015     $   0.012            --            --


                                        JUNE 30, 2000          JUNE 30,
                                ----------------------------- ----------
                                    ACTUAL        PRO FORMA      1999
                                -------------- -------------- ----------
                                             (IN THOUSANDS)
BALANCE SHEET AND OTHER DATA
 Cash from operations .........   $ (100,158)    $ (178,604)   $ 74,809
 Working capital ..............      556,594        653,158     312,432
 Total assets .................    1,261,001      1,962,516     888,040
 Long-term debt (less current
  maturities) .................      150,855        150,855      82,277
 Stockholders' equity .........      830,249      1,225,926     569,548



                                                       DECEMBER 31,
                                ----------------------------------------------------------
                                     1999       1998(3)      1997      1996(4)    1995(5)
                                ------------- ---------- ----------- ---------- ----------
                                                      (IN THOUSANDS)
BALANCE SHEET AND OTHER DATA
 Cash from operations .........  $   155,010   $ 87,954   $124,249    $ 68,665   $ 92,823
 Working capital ..............      351,613    295,317    241,846     221,678    209,852
 Total assets .................    1,047,944    838,399    679,190     614,238    544,268
 Long-term debt (less current
  maturities) .................       99,623     64,596     40,301      50,541     60,829
 Stockholders' equity .........      640,460    530,928    453,742     399,676    352,854

---------
(1) Adjusted to reflect the three-for-two stock splits effective April 5, 2000, June 14, 1999, April 3, 1998, and April 1, 1997.


(2) Excludes the effect of an extraordinary item and includes a gain on sale of marketable securities of $396,161.


(3) Includes a pre-tax charge for costs associated with a terminated acquisition of $3,597 or $0.02 diluted earnings per share.

(4) Includes a pre-tax charge for costs associated with acquisition related matters of $12,341 or $0.06 diluted earnings per share.

(5) Includes a pre-tax charge for costs associated with a management change of $2,500 or $0.01 diluted earnings per share.

      SELECTED HISTORICAL CONDENSED CONSOLIDATED FINANCIAL DATA OF TELXON

     The following is a summary of selected consolidated financial data of Telxon for each of the years in the five-year period ended March 31, 2000 and the three-month periods ended June 30, 2000 and 1999. The operating results for the three months ended June 30, 2000 are not necessarily indicative of results for the full fiscal year ending March 31, 2001. This information is derived from the selected audited financial data of Telxon contained in Telxon's Annual Report on Form 10-K for the fiscal year ended March 31, 2000 and from the unaudited financial statements of Telxon contained in Telxon's Quarterly Report on Form 10-Q for the period ended June 30, 2000, which are incorporated by reference in this proxy statement/prospectus, and from Telxon's Quarterly Report on Form 10-Q for the period ended June 30, 1999, and is qualified in its entirety by such documents.



                                                     THREE MONTHS ENDED JUNE
                                                               30,
                                                    -------------------------
                                                        2000         1999
                                                    ------------ ------------
                                                           (UNAUDITED)
                                                    (IN THOUSANDS, EXCEPT PER
                                                     SHARE DATA INFORMATION)
OPERATING DATA:
 Revenue ..........................................  $  85,598    $  87,825
 (Loss) income from continuing operations .........    (14,318)     (12,252)
 (Loss) income before income taxes,
  extraordinary item and cumulative effect of
  accounting change ...............................    (15,441)     (15,423)
 (Loss) income before extraordinary item and
  cumulative effect of an accounting change,
  net of tax ......................................    (10,191)     (16,701)
 Extraordinary item, net of tax ...................         --           --
 (Loss) income before cumulative effect of
  accounting change ...............................    (10,191)     (16,701)
 Cumulative effect of accounting change, net of
  tax .............................................         --           --
 Net (loss) income ................................    (10,191)     (16,701)
PER COMMON SHARE DATA:
 (Loss) income per common share before
  extraordinary item and cumulative effect of
  an accounting change:
   Basic .......................................... $    (0.58)  $    (1.03)
   Diluted ........................................   (   0.58)    (   1.03)
 Extraordinary item:
   Basic ..........................................         --           --
   Diluted ........................................         --           --
 (Loss) income per common share before
  cumulative effect of an accounting change:
   Basic ..........................................   (   0.58)    (   1.03)
   Diluted ........................................   (   0.58)    (   1.03)
 Cumulative effect of an accounting change:
   Basic ..........................................         --           --
   Diluted ........................................         --           --
 Net (loss) income per share:
   Basic ..........................................   (   0.58)    (   1.03)
   Diluted ........................................   (   0.58)    (   1.03)
 Average number of common shares outstanding:
   Basic ..........................................     17,514       16,156
   Diluted ........................................     17,514       16,156
 Dividends declared per share .....................         --           --
BALANCE SHEET DATA (AT END OF PERIOD):
 Working capital .................................. $  116,564   $   15,449
 Total assets .....................................    563,072      339,741
 Convertible subordinated notes and debentures         106,913      106,913
 Stockholders' equity .............................    272,833           28



                                                                       FISCAL YEAR ENDED MARCH 31,
                                                    -----------------------------------------------------------------
                                                      2000(1)      1999(2)       1998(3)      1997(4)        1996
                                                    ----------- ------------- ------------- ----------- -------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA INFORMATION)
OPERATING DATA:
 Revenue ..........................................  $ 365,751   $  396,394     $ 455,056    $ 461,397    $ 484,127
 (Loss) income from continuing operations .........    (90,363)    (106,897)       18,145      (35,684)      28,496
 (Loss) income before income taxes,
  extraordinary item and cumulative effect of
  accounting change ...............................    324,944     (116,382)       13,162       (7,525)      24,003
 (Loss) income before extraordinary item and
  cumulative effect of an accounting change,
  net of tax ......................................    252,111     (135,006)        7,199       (8,251)      14,975
 Extraordinary item, net of tax ...................      1,113           --            --           --           --
 (Loss) income before cumulative effect of
  accounting change ...............................    250,998     (135,006)        7,199       (8,251)      14,975
 Cumulative effect of accounting change, net of
  tax .............................................         --           --         1,016           --           --
 Net (loss) income ................................    250,998     (135,006)        6,183       (8,251)      14,975
PER COMMON SHARE DATA:
 (Loss) income per common share before
  extraordinary item and cumulative effect of
  an accounting change:
   Basic ..........................................  $   15.41   $    (8.38)    $    0.45    $   (0.51)   $    0.94
   Diluted ........................................      15.16     (   8.38)         0.44      (  0.51)        0.91
 Extraordinary item:
   Basic ..........................................    (  0.07)          --            --           --           --
   Diluted ........................................    (  0.07)          --            --           --           --
 (Loss) income per common share before
  cumulative effect of an accounting change:
   Basic ..........................................      15.34     (   8.38)         0.45      (  0.51)        0.94
   Diluted ........................................      15.09     (   8.38)         0.44      (  0.51)        0.91
 Cumulative effect of an accounting change:
   Basic ..........................................         --           --        ( 0.06)          --           --
   Diluted ........................................         --           --        ( 0.06)          --           --
 Net (loss) income per share:
   Basic ..........................................      15.34     (   8.38)         0.39      (  0.51)        0.94
   Diluted ........................................      15.09     (   8.38)         0.38      (  0.51)        0.91
 Average number of common shares outstanding:
   Basic ..........................................     16,362       16,108        15,809       16,062       15,910
   Diluted ........................................     16,628       16,108        16,317       16,062       16,472
 Dividends declared per share .....................         --         0.01          0.01         0.01         0.01
BALANCE SHEET DATA (AT END OF PERIOD):
 Working capital ..................................  $ 125,949   $   34,275     $ 181,172    $ 167,845    $ 184,154
 Total assets .....................................    636,290      348,844       375,225      357,698      387,368
 Convertible subordinated notes and debentures         106,913      106,913       107,224      107,224      107,224
 Stockholders' equity .............................    321,827       16,966       151,179      142,373      159,188

---------
(1) The fiscal 2000 operating results included significant inventory and bad debt charges aggregating $30.7 million and $5.1 million, respectively. Furthermore, Telxon's operating results included significant charges related to the transition of its headquarters from Akron to Cincinnati, to the repurchase of the minority interests of Metanetics Corporation, a subsidiary of Telxon and a licensor and developer of image processing technology, and to a loss on a sales contract with a major domestic retailer of $4.0 million, $3.1 million and $2.0 million, respectively.
                                         (footnotes continue on following page)

      During fiscal 2000, Telxon recorded two significant transactions related to its former Aironet Wireless Communication, Inc. subsidiary. During July 1999, Aironet became publicly traded through a public offering producing proceeds, net of cash given of $6.1 million, to Telxon of $17.2 million and a non-operating gain on sale of subsidiary stock of $32.0 million. As a result of this transaction, Telxon ceased consolidation of Aironet effective April 1, 1999. During March 2000, the merger of Aironet with a subsidiary of Cisco Systems, Inc. was consummated. Telxon recorded the increase in the carrying value of Aironet common stock held to the fair value of the Cisco stock held upon consummation, which resulted in a net pre-tax gain of $396.2 million. Shortly after the consummation of the merger noted above, Telxon sold $150.0 million of its Cisco holdings, extinguished its existing bank debt of $76.6 million and paid off a significant portion of its current obligations. At March 31, 2000, Telxon held $321.9 million of Cisco shares which it held at fair market value.

      On March 23, 2000, Telxon, with funds received from the sale of approximately $150.0 million of Telxon's Cisco shares, extinguished the principal balance outstanding of $76.6 million on the secured credit facility including accrued and unpaid interest, expenses and an early termination premium of $1.5 million. The payment of this termination fee plus the unamortized debt issuance costs of $0.3 million were charged against income, net of taxes of $0.7 million as an extraordinary item in accordance with Statement of Financial Accounting Standards No. 4, "Reporting Gains and Losses from Extinguishment of Debt".

(2) The fiscal 1999 operating results included $8.1 million of costs incurred in response to takeover and proxy contest proposals as well as terminated discussions of proposed business combination transactions.

(3) The fiscal 1998 operating results included a $6.1 million pre-tax charge for impairment of various notes receivable. Additionally, on November 20, 1997, the FASB's Emerging Issues Task Force issued a new consensus ruling, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation". This ruling requires business process reengineering costs associated with information systems development to be expensed as incurred. Telxon has been involved in a corporate-wide information systems implementation project that is affected by this pronouncement. In accordance with this ruling, during fiscal 1998, Telxon recorded a one-time, after-tax, non-cash charge of $1.0 million to expense previously capitalized costs associated with this project. Such costs had primarily been incurred during the second quarter of fiscal 1998.

(4) Effective December 31, 1996, Telxon sold substantially all of the assets of its Itronix Corporation subsidiary, with a net book value of $30.8 million, as well as all of the subsidiary's associated business, for $65.5 million in cash, plus the assumption by the buyer of specified liabilities of the transferred business totaling $8.2 million. The transaction resulted in a $32.7 million gain, net of transaction costs of $10.3 million, which has been recorded as other non-operating income.

                       COMPARATIVE PER SHARE INFORMATION


     The following table summarizes per share information for Symbol and Telxon on a historical, pro forma combined and equivalent pro forma combined basis. The following information should be read in conjunction with the audited consolidated financial statements of Symbol and Telxon, the unaudited interim consolidated financial statements of Symbol and Telxon, the selected historical condensed consolidated financial data and the unaudited pro forma condensed combined financial information included elsewhere or incorporated by reference herein. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the acquisition had been consummated as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined companies. The historical book value per share is computed by dividing total stockholders' equity by the number of common shares outstanding restated to reflect stock splits at the end of the period. The pro forma earnings per share is computed by dividing the pro forma net earnings by the pro forma weighted average number of shares outstanding. The pro forma combined book value per share is computed by dividing total pro forma stockholders' equity by the pro forma number of common shares outstanding at the end of the period plus 10.0 million shares to be issued as a result of the merger (using an exchange ratio of 0.5), based on an estimated 17.5 million Telxon common shares outstanding and assuming the exercise of 2.5 million Telxon stock options which are vested or will become vested prior to or as a result of the merger. In addition, Telxon's convertible subordinated notes and debentures were excluded because the market price of Telxon shares is currently below the conversion price. The Telxon equivalent unaudited pro forma combined per share amounts are calculated by multiplying the Symbol pro forma combined per share amounts by the exchange ratio of 0.5 provided under the terms of the definitive merger agreement.



                                                                                 SIX MONTHS
                                                               YEAR ENDED           ENDED
                                                              DECEMBER 31,        JUNE 30,
                                                                  1999              2000
                                                             --------------   ----------------
      SYMBOL
      Historical Per Common Share Data:
       Basic earnings per share ..........................      $  0.88          $   0.50
       Diluted earnings per share ........................         0.82              0.46
       Book value ........................................         4.82              6.05
       Dividends declared ................................         0.02              0.01
      Pro Forma Combined Per Common Share Data:
       Basic earnings per share ..........................      $  0.29          $   1.88 (1)
       Diluted earnings per share ........................         0.27              1.75 (1)
       Book value ........................................                           8.33
       Dividends declared ................................         0.02 (2)          0.01 (2)
      TELXON
      Historical Per Common Share Data:
       Basic (loss) earnings per share ...................      $ (6.29)         $  15.03
       Diluted (loss) earnings per share .................        (6.29)            14.54
       Book value ........................................         0.19             15.58
       Dividends declared ................................         0.01                --
      Equivalent Pro Forma Combined Per Common Share Data:
       Basic earnings per share ..........................      $  0.15          $   0.94 (1)
       Diluted earnings per share ........................         0.14              0.88 (1)
       Book value ........................................                           4.17
       Dividends declared ................................         0.01              0.01

---------

(1) Excludes the effect of an extraordinary item and includes a gain on sale of marketable securities in the amount of $396,161,000.


(2) Pro forma dividends declared per common share assumes consistent rate maintained for additional shares to be issued in connection with the merger and actual shares.

          COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

     The following table sets forth the high and low sale prices for a Symbol share and for a Telxon share, and the dividends declared for the periods indicated. The prices are as reported on the New York Stock Exchange ("NYSE") and The NASDAQ Stock Market's National Market ("NNM"), based on published financial sources.





                                            SYMBOL COMMON STOCK                       TELXON COMMON STOCK
                                 ------------------------------------------   -----------------------------------
                                                                  CASH                                    CASH
                                                                DIVIDEND                                DIVIDEND
                                  HIGH (1)      LOW (1)      PER SHARE (1)       HIGH         LOW       PER SHARE
                                 ----------   -----------   ---------------   ----------   ---------   ----------
YEAR ENDED DECEMBER 31, 1997:
 First Quarter ...............   $10 11/12      $  8  5/9            --        $17  3/4      $13  1/2      $ 0.01
 Second Quarter ..............    10  5/36         8  4/9       $ 0.006         19  1/4       13  5/8          --
 Third Quarter ...............    13  1/4          8 35/36           --         24  7/8       18               --
 Fourth Quarter ..............    12  5/36        10  2/3       $ 0.006         29            22               --
YEAR ENDED DECEMBER 31, 1998:
 First Quarter ...............   $15  7/18      $ 11  1/18          --        $ 26  5/8      $21  5/8      $ 0.01
 Second Quarter ..............    17 19/36        14 11/16      $ 0.006         35 15/16      24  1/2          --
 Third Quarter ...............    22 31/36        16  1/18           --         32  1/4       17  1/8          --
 Fourth Quarter ..............    28  5/12        17  5/12      $ 0.009         30  1/8       11  1/16         --
YEAR ENDED DECEMBER 31, 1999:
 First Quarter ...............   $28  5/6        $18 17/24           --       $ 15          $  5  3/4      $ 0.01
 Second Quarter ..............    25  5/12        17  1/3       $ 0.009         12  1/4        7  5/8          --
 Third Quarter ...............    27  7/12        21  3/4            --         10  9/16       6  7/16         --
 Fourth Quarter ..............    43  1/3         19  3/4        $ 0.01         20  1/2        8  1/4          --
YEAR ENDED DECEMBER 31, 2000:
 First Quarter ...............   $69  4/93      $ 34 29/99           --       $ 28  1/4     $ 13               --
 Second Quarter ..............    63  1/2         35  1/4       $  0.01         20  7/8       12  9/16         --
 Third Quarter ...............    55  3/4         31  3/16      $  0.01         22  1/8       15  3/8          --
 Fourth Quarter (through
   October 24, 2000) .........    38 15/16        25  5/8            --         19  3/16      12  3/4          --


---------
(1) Adjusted to reflect stock splits.


     Symbol common stock is currently traded on the NYSE under the symbol "SBL." Telxon common stock is currently traded on NNM under the symbol "TLXN."


     On July 25, 2000, the last trading day prior to the public announcement of the merger agreement, the closing sale price of a Symbol share was $49.875, and the closing sale price of a Telxon share was $19.50. On October 24, 2000, the most recent practicable date prior to the printing of this proxy statement/prospectus, the closing price of a Symbol share was $36.44, and the closing price of a Telxon share was $18.06.


     Because the exchange ratio in the merger is fixed and because the market price of Symbol common stock is subject to fluctuation, the market value of the Symbol shares that the Telxon stockholders will receive in the merger may increase or decrease before and after the special meeting. WE URGE TELXON STOCKHOLDERS TO OBTAIN CURRENT MARKET QUOTATIONS FOR SYMBOL COMMON STOCK AND TELXON COMMON STOCK PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE MERGER. WE CANNOT GIVE ANY ASSURANCE AS TO THE FUTURE PRICES OR MARKETS FOR SYMBOL COMMON STOCK.

                      RISK FACTORS RELATING TO THE MERGER

     By voting in favor of the merger, you will be choosing to invest in Symbol Common Stock. You should carefully consider the following important factors, in addition to those discussed in the documents that we have filed with the SEC which we have incorporated by reference in this proxy statement/prospectus, to determine whether to vote for the proposals relating to the merger.


VALUE OF SYMBOL SHARES TO BE RECEIVED IN THE MERGER WILL FLUCTUATE

     In the merger, each Telxon share will be converted into 0.5 Symbol share. This exchange ratio is fixed and will not be adjusted in the event of any increase or decrease in the market price of Symbol shares or Telxon shares. Therefore, because the market price of Symbol shares is subject to fluctuation, the value at the time of the merger of the Symbol shares to be received by Telxon stockholders will depend on the market price of Symbol shares at that time. There can be no assurance as to the value of Symbol shares at that time. We urge Telxon stockholders to obtain current market quotations for Telxon shares and Symbol shares.

     The merger may occur at a date later than the date of the special meeting, and there can be no assurance that the market price of Symbol shares on the date of the special meeting will reflect the market price of Symbol shares at the time of the merger. The market price of Symbol shares has been, and may continue to be, volatile. In addition to conditions that affect the market for stocks of technology companies generally, factors such as new product announcements by Symbol or its competitors, quarterly fluctuations in Symbol's operating results and challenges associated with integration of Telxon's business may have a significant impact on the market price of Symbol shares. These conditions could cause the price of Symbol shares to fluctuate substantially over short periods. We discuss and refer to other factors affecting the market price of Symbol shares under "Special Note Regarding Forward-Looking Statements." For historical and current market prices of Symbol shares, see "Summary--Comparative Per Share Market Price and Dividend Information."


SYMBOL AND TELXON MAY NOT ACHIEVE STRATEGIC OBJECTIVES, COST SAVINGS AND OTHER BENEFITS


     We expect to realize strategic and other financial and operating benefits as a result of the merger, including, among other things, significant cost savings. We discuss these benefits and others in this document under "The Merger--Reasons for the Merger." However, we cannot predict with certainty whether these benefits will occur, the extent to which they actually will be achieved or the timing of any such benefits. The following are some of the factors that may prevent us from realizing these benefits:


   o a substantial demand for mobile computing systems and wireless data networks may not continue to develop as much or as rapidly as we expect;

   o changes in technology may increase the number of competitors that Symbol faces after the merger or may require significant capital expenditures to provide competitive services;

   o other manufacturers that compete with Symbol that currently market products compatible with Telxon products may not continue to do so; and

   o an increase in the number of competitors serving these markets may make it more difficult to attract and retain necessary personnel or to obtain and retain customers.

     Any of these factors could cause actual results to differ materially from our expectations.


SYMBOL AND TELXON MAY ENCOUNTER DIFFICULTIES IN INTEGRATING THEIR OPERATIONS


     Symbol and Telxon plan a significant integration of their respective organizations. Symbol and Telxon will, however, face significant challenges in integrating their organizations, operations and product lines in a timely and efficient manner. There are a large number of systems that may be integrated, including management information, purchasing, accounting and finance, operations, billing, payroll and benefits and regulatory compliance. The integration of Symbol and Telxon will be complex and time consuming and will require significant attention from management. The diversion of management's attention and any difficulties associated with integrating Telxon into Symbol could have a material adverse effect on the revenues, the levels of expenses and the operating results of Symbol after the merger and the value of Symbol shares and could result in Symbol and Telxon not achieving the anticipated potential benefits of the merger.

COMPONENT SHORTAGES MAY ADVERSELY AFFECT SYMBOL'S RESULTS

     For sometime there has been a worldwide shortage of key electronic components. This shortage has had an adverse impact on Symbol's ongoing program to reduce the costs of its products and increase or maintain its gross margins. In addition, this shortage has made it materially more difficult for Symbol to fulfill orders from its customers. Notwithstanding the adverse impact of the shortage, in the past, Symbol has had satisfactory financial results. This shortage, however, has intensified and, accordingly, there can be no assurance that this shortage will not have a material adverse impact on Symbol's results of operations in the current or subsequent quarters.


THE MERGER MAY CAUSE TELXON AND SYMBOL CUSTOMERS TO DELAY PURCHASING DECISIONS AND MAY ADVERSELY AFFECT THE ABILITY TO ATTRACT AND RETAIN KEY TELXON EMPLOYEES



     Uncertainty regarding the merger may cause customers of Telxon and Symbol to delay purchasing decisions. There can be no assurance that customers of each of Telxon and Symbol will continue their current buying patterns without regard to the proposed merger. Customers of Telxon and Symbol may, in response to the announcement of the merger, delay or defer purchasing decisions. Any delay or deferral in purchasing decisions by Telxon's customers or Symbol's customers could have a material adverse effect on Telxon's business or Symbol's business, regardless of whether or not the merger is ultimately completed. Similarly, current and prospective employees of Telxon may experience uncertainty about their future role with Telxon or Symbol until Symbol's strategies with regard to Telxon are announced or executed. This may adversely affect the ability of Telxon to attract and retain key management, sales, marketing and technical personnel.



IF WE FAIL TO OBTAIN REQUIRED CONSENTS AND WAIVERS, THIRD PARTIES MAY TERMINATE OR ALTER EXISTING CONTRACTS WITH TELXON


     Telxon has contracts with many of its suppliers, customers, licensors, licensees and other business partners relating to, among other things, the operation of its business. Some of these contracts require Telxon to obtain the consent, waiver or approval of these other parties in connection with the merger. Telxon and Symbol may be adversely affected to the extent such consents, waivers, or approvals are not obtained. There can be no assurance that Telxon will be able to obtain all of the necessary consents, waivers and approvals.



THE PRICE OF SYMBOL SHARES MAY BE AFFECTED BY FACTORS DIFFERENT FROM THOSE AFFECTING THE PRICE OF TELXON SHARES

     Upon completion of the merger, holders of Telxon common stock will become holders of Symbol common stock. Symbol's business differs from that of Telxon, and Symbol's results of operations, as well as the price of Symbol common stock, may be affected by factors different from those affecting Telxon's results of operations and the price of Telxon common stock. For a discussion of Symbol's and Telxon's businesses and certain factors to consider in connection with such businesses, see Telxon's Annual Report on Form 10-K for the fiscal year ended March 31, 2000 and Symbol's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, which are incorporated by reference in this proxy statement/prospectus.

                              THE SPECIAL MEETING


     This proxy statement/prospectus is furnished in connection with the solicitation of proxies from Telxon stockholders for use at the Telxon special meeting in connection with our proposed merger. This proxy statement/prospectus is also furnished to Telxon stockholders as a prospectus in connection with the issuance of Symbol shares in the merger. This proxy statement/prospectus and accompanying form of proxy are first being mailed to Telxon stockholders on or about October 26, 2000.



TIME AND PLACE; PURPOSES


     The special meeting will be held on November 28, 2000, at 10:00 a.m., at the Hilton Garden Inn, 6288 Tri-Ridge Blvd., Loveland, Ohio. At that meeting, Telxon stockholders will be asked to vote on the proposal to approve and adopt the merger and the merger agreement.



RECORD DATE


     Telxon has established the close of business on October 20, 2000, as the record date to determine Telxon stockholders entitled to receive notice of and to vote at the special meeting. At the close of business on the record date, 17,550,874 Telxon shares were outstanding and entitled to vote at the special meeting, and were held by approximately 691 record holders. The Telxon shares constitute the only outstanding class of Telxon voting securities. Each Telxon share is entitled to one vote on the merger and merger agreement.



QUORUM

     The presence at the special meeting, either in person or by proxy, of a majority of the Telxon shares outstanding on the record date is necessary to constitute a quorum to transact business at that meeting. If a quorum is not present, it is expected that the special meeting will be adjourned or postponed in order to solicit additional proxies.

     Abstentions and "broker non-votes" will be counted for the purpose of determining whether a quorum is present. Broker non-votes are shares held by brokers or nominees on behalf of customers that are represented at the meeting but with respect to which the broker or nominee has not been instructed how to vote. Brokers holding Telxon shares in street name for customers are prohibited from voting those customers' shares regarding the merger and merger agreement in the absence of specific instructions from those customers.


VOTE REQUIRED

     Approval and adoption of the merger and the merger agreement requires the affirmative vote of the holders of a majority of the Telxon shares outstanding on the record date. Failure to vote, abstentions and broker non-votes will not be deemed to be cast either "FOR" or "AGAINST" the merger and the merger agreement. However, because approval and adoption of the merger and the merger agreement requires the affirmative vote of the holders of a majority of the outstanding Telxon shares, the failure to vote, abstentions and broker non-votes will have the same effect as a vote "AGAINST" the merger and the merger agreement. Votes may be cast at the meeting in person or by proxy.


     Telxon's directors and executive officers owned, as of the record date, 504,087 Telxon shares, which represented less than 2.9% of the outstanding Telxon shares.



PROXIES

     Telxon shares represented by properly executed proxies, if such proxies are received in time and are not revoked, will be voted in accordance with instructions indicated on the proxies. Except for the broker non-votes, if no instructions are indicated, those proxies will be voted "FOR" approval and adoption of the merger and the merger agreement, and as determined by the Telxon board as to any other matter that may properly come before the special meeting. In the event that a quorum is not present at the time the special meeting is convened, or if for any other reason Telxon believes that additional time should be allowed for the solicitation of proxies, Telxon may postpone the meeting or may adjourn the meeting with or without a vote of stockholders. If Telxon proposes to postpone or adjourn the special meeting by a vote of stockholders, the persons named in the enclosed form of proxy will vote in favor of such postponement or adjournment all Telxon shares which were voted in favor of the proposal to adjourn the meeting. However, such persons will not vote any Telxon shares for which they have been instructed to vote against the proposal to adjourn the meeting.

     Any Telxon stockholder who executes and returns a proxy may revoke it at any time prior to the voting of the proxies by giving written notice to the Assistant Secretary of Telxon, by executing a later-dated proxy or by attending the special meeting and voting in person.

     All written notices of revocation and other communications with respect to revocation of proxies should be addressed to Telxon Corporation, 1000 Summit Drive, Cincinnati, Ohio 45150, Attention: Assistant Secretary. A proxy appointment will not be revoked by death or incapacity of the Telxon stockholder executing the proxy unless, before the shares are voted, notice of such death or incapacity is filed with Telxon's Assistant Secretary or other person responsible for tabulating votes on Telxon's behalf.

     Your attendance at the special meeting will not by itself constitute revocation of your proxy. You must also vote in person at the special meeting. If you instructed your broker to vote your Telxon shares, you must follow the broker's directions in order to change your vote.


     Telxon will pay the cost of soliciting proxies. In addition to solicitation by mail, Telxon's officers and employees may solicit proxies by telephone, fax, telegram or in person. Arrangements will also be made with brokerage houses and other nominees and fiduciaries for forwarding solicitation material to the beneficial owners of stock held of record by those persons, and Telxon will reimburse those custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses. Telxon has retained Georgeson Shareholder Communications, Inc. to assist in the solicitation of proxies for a fee not to exceed $11,500, plus reimbursement of expenses.

                                   THE MERGER


STRUCTURE OF THE MERGER

     In accordance with the merger agreement and Delaware law, a wholly owned subsidiary of Symbol formed for the purpose of the merger ("Merger Sub") will merge with and into Telxon, with Telxon being the surviving corporation in the merger and becoming a wholly owned subsidiary of Symbol. In the merger, each share of common stock, par value $0.01 per share, of Telxon outstanding will be converted into the right to receive 0.5 (the "Exchange Ratio") of a Symbol share. No fractional Symbol shares will be issued in the merger, and cash equal to the value of any fraction of a share will be paid in place thereof. All Telxon shares held in the treasury of Telxon or by Symbol or Merger Sub will be canceled.


     The merger will become effective when a certificate of merger is filed with the Secretary of State of Delaware or at such other time as will be specified in the certificate of merger. The effective time of the merger will occur as soon as practicable after the last of the conditions in the merger agreement has been satisfied or waived. We expect the merger to occur on or about November 30, 2000.



EXCHANGE OF TELXON STOCK CERTIFICATES FOR SYMBOL STOCK CERTIFICATES

     When the merger is completed, we will mail to Telxon stockholders a letter of transmittal and instructions for use in surrendering Telxon stock certificates in exchange for Symbol stock certificates. When you deliver your Telxon stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your Telxon stock certificates will be canceled and you will receive Symbol stock certificates representing the number of full shares of Symbol common stock to which you are entitled under the merger agreement.


     You will receive payment in cash, without interest, in place of any fractional shares of Symbol common stock which would have been otherwise issuable to you as a result of the merger based on the closing price of a Symbol share on the New York Stock Exchange on the closing date of the merger.


     Please do not submit your Telxon stock certificates for exchange unless and until you receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

     You are not entitled to receive any dividends or other distributions on Telxon common stock after the merger is completed.

     If there is any dividend or other distribution on Symbol common stock with a record date after the merger and a payment date prior to the date you surrender your Telxon stock certificates in exchange for Symbol stock certificates, you will receive it with respect to the whole shares of Symbol common stock issued to you promptly after they are issued.

     Symbol will only issue a Symbol stock certificate or a check in place of a fractional share in a name other than that in which a surrendered Telxon stock certificate is registered if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes or that such transfer taxes were not applicable.


BACKGROUND OF THE MERGER

     Symbol and Telxon have for a number of years been global providers of mobile and wireless data transaction systems. In addition, Symbol is a supplier of equipment and licensor of intellectual property to Telxon. As such, the companies were familiar with each other's businesses and technologies. As part of their growth strategies, each of Symbol and Telxon has considered opportunities for potential acquisitions, technological partnerships and other strategic alternatives. In the summer of 1997, the senior management of Symbol began to explore in a serious manner the strategic benefits that a business combination might offer to the combined companies' businesses and their ability to develop advanced products and serve customers.

     In July, 1997, representatives of Symbol initiated conversations with representatives of Telxon to explore a potential business combination. Symbol indicated that it was interested in pursuing a business combination in which the stockholders of Telxon would receive approximately $27 in cash for all of their shares. On July 28, 1997, Telxon engaged Goldman, Sachs & Co. to assist Telxon in evaluating Symbol's proposal and other possible strategic alternatives. Following immediately upon its engagement, Goldman, Sachs conducted financial due diligence of Telxon and the proposed transaction.

     On August 4, 1997, after meeting with its financial and legal advisors to consider the Symbol proposal, the Telxon board determined that pursuing the transaction at that time was not in the best interest of Telxon or its stockholders, and Telxon then notified Symbol. On August 18, 1997, Symbol responded by indicating that it was still interested in pursuing the acquisition of Telxon and was willing to pay $30.50 per Telxon share in cash.

     On August 25, 1997, Telxon informed Symbol that Telxon was not for sale, but the Telxon board had authorized its management to meet with Symbol to discuss potential strategic transactions. Representatives of Symbol and Telxon met on October 7 and 8, 1997 to discuss the rationale behind a potential business combination involving the companies. After the October meeting, Telxon informed Symbol that the Telxon board was not interested in pursuing an acquisition by Symbol at that time.

     On April 8, 1998, Dr. Jerome Swartz, Chairman of the Board and then Chief Executive Officer of Symbol, sent a letter to Mr. Frank Brick, then Chief Executive Officer of Telxon, indicating interest in acquiring all of Telxon's outstanding shares for $38 per share. During April of 1998, Telxon provided Symbol with due diligence materials while the Telxon board and its financial and legal advisors considered Symbol's proposal and met with Symbol and its advisors to discuss a potential acquisition of Telxon by Symbol. On May 8, 1998, Telxon announced that the Telxon board had determined that the terms of the Symbol proposal were not in the best interests of Telxon or its stockholders and that the $38 per share price was inadequate.

     On June 1, 1998, Symbol delivered a revised written proposal to Telxon, increasing the proposed consideration to $40 per share in cash or up to $42 per share in cash and Symbol stock, subject to due diligence. During the week of June 3, 1998, Symbol's advisors met with Telxon's advisors to conduct due diligence and to discuss Symbol's proposal. During this period, the Telxon board also met with its advisors to discuss Symbol's most recent proposal. On June 5, Telxon announced that its board had determined that Symbol's $40 cash proposal was inadequate and that the board had insufficient information to make a determination with respect to the $42 cash/stock proposal. On June 8, 1998, Symbol withdrew its proposal.

     In early November 1998, Symbol's management team met with its financial and legal advisors concerning the advisability of making another proposal to Telxon. On November 4, 1998, representatives of Bear, Stearns & Co. Inc., financial advisor to Symbol, contacted representatives of Goldman, Sachs to discuss a possible business combination between Telxon and Symbol. On November 18, 1998, after consulting individually with outside directors of Symbol, Dr. Swartz wrote to Mr. Brick that Symbol was prepared to provide Telxon stockholders a fixed exchange ratio of .76 Symbol shares. In response to Mr. Brick's written request for greater price certainty, on November 20, 1998, Dr. Swartz sent a letter to Telxon revising the proposed consideration for each Telxon share to Symbol shares valued at $40.25, subject to a collar.

     During the period between November 20, 1998 and December 7, 1998, the management teams of Telxon and Symbol and their respective financial, legal and accounting advisors met to discuss the terms of the proposed transaction and exchanged due diligence information. During this time period, the Telxon board met on several occasions to discuss the status of the ongoing negotiations with Symbol and its advisors. As a result of this due diligence process, the parties discovered potential accounting inconsistencies with respect to Telxon's financial statements. On December 11, 1998, Telxon publicly announced its plans to restate its financial statements and, following this announcement, Symbol terminated its merger discussions with Telxon.


     By letter dated December 18, 1998, the Staff of the Division of Enforcement of the Securities and Exchange Commission (the "Commission") advised Telxon that it was conducting a preliminary, informal inquiry into trading of the securities of Telxon at or about the time of Telxon's December 11, 1998 press release announcing that Telxon would be restating the revenues for its second fiscal quarter ended September 30, 1998. On January 20, 1999, the Commission issued a formal Order Directing Private Investigation And Designating Officers To Take Testimony with respect to the referenced trading and specified accounting matters, pursuant to which subpoenas have been served requiring the production of specified documents and testimony. Telxon and its current and former independent accountants are also currently assessing the effects of comments issued to

Telxon by the Commission's Division of Corporation Finance as part of its ongoing review of various accounting matters in Telxon's previous filings with the Commission, including, but not limited to, the recognition of revenues from Telxon's indirect sales channel and the timing of charges which Telxon recorded during fiscal 1999, 1998 and 1997 for inventory obsolescence, severance and asset impairment. Telxon has cooperated, and intends to continue cooperating fully with, the Commission Staff. Telxon has not accrued for any fines or penalties under SFAS 5 because it has no basis to conclude that it is probable that at the conclusion of the investigation the Commission will seek a fine or penalty, and because the amount of any such fine or penalty is not estimable.


     In May of 1999, Dr. Swartz and Mr. John Paxton, Telxon's then newly appointed Chairman of the Board and Chief Executive Officer, met to discuss recent business developments with respect to Telxon. Although they discussed the feasibility of an acquisition of Telxon by Symbol, each company decided that a transaction was not in its best interests at such time.

     On December 7, 1999, Telxon engaged Prudential Securities to act as Telxon's financial advisor in connection with any business combination transactions involving Telxon that may be proposed. Following its engagement, Prudential Securities undertook a study and analysis of the business, operations, financial condition and prospects of Telxon.

     In February and March, 2000, Mr. Tomo Razmilovic, President of Symbol, and Mr. Paxton revisited the possibility of a potential transaction between Telxon and Symbol. During this time period, at the request of Telxon's management, Prudential Securities was also contacting third parties, on a confidential basis, to determine whether any alternative transactions to maximize stockholder value were available. As a result of this process, no formal proposals were made to Telxon by third parties, and Prudential Securities concluded that the likelihood of such a proposal being made was low.

     On February 18, 2000, Symbol's legal advisors delivered to Telxon a draft term sheet contemplating a transaction in which Telxon stockholders would receive $38 per share in a combination of cash and Symbol stock. The term sheet was based primarily on the terms and conditions that had been negotiated prior to the termination of negotiations in December 1998. These discussions were terminated due to valuation issues but were restarted on March 17, 2000 when Symbol orally communicated a new proposal at $35 per share with the form of consideration consisting solely of shares of Symbol stock, subject to a collar. Symbol's legal advisors concurrently delivered to Telxon's legal advisors a revised term sheet based on the term sheet delivered in February. This proposal was conditioned upon Telxon meeting analysts' earnings estimates. Although Telxon had indicated that $35 per share would not be acceptable, on March 20, 2000, Symbol and Telxon's senior management teams, together with their financial and legal advisors, nonetheless met to discuss a potential transaction. At the beginning of the meeting, Symbol raised the price at which it would be willing to consider a transaction to $36.50. Based on the information then provided to Symbol with respect to Telxon's projected and actual earnings results, Symbol indicated that it was not willing to proceed at the price levels being discussed. Accordingly, the parties terminated discussions due to these valuation issues.

     In late May 2000, Mr. Razmilovic telephoned Mr. Paxton, and explained that Symbol remained very interested in acquiring Telxon. Mr. Razmilovic requested a meeting with Mr. Paxton to discuss the terms of the proposed acquisition. On June 15, 2000, Mr. Razmilovic and Mr. Ken Jaeggi, Symbol's Chief Financial Officer, met in Cincinnati, Ohio with Mr. Paxton and Mr. Woody McGee, Chief Financial Officer of Telxon. At this meeting, they agreed that a combination between the two companies was strategically compelling and, accordingly, they should try again to explore whether a transaction was possible. They met for several hours to negotiate pricing terms, including the value of the transaction in terms of the shares of Symbol stock to be issued in the merger. At the end of the meeting, Messrs. Paxton and Razmilovic tentatively agreed on a 0.5 exchange ratio, subject to completion of due diligence and negotiation of the terms and conditions of the definitive documents and approvals of their respective boards of directors.

     On June 16, 2000, Telxon and Symbol entered into a confidentiality agreement. On that same day, the Telxon board held a telephonic meeting at which Mr. Paxton reported to the Telxon board on the meeting with Messrs. Razmilovic and Jaeggi. Representatives of Skadden, Arps, Slate, Meagher & Flom LLP, Telxon's legal advisor, reviewed with the board the material terms of the proposed transaction. Mr. McGee reviewed financial aspects of the proposed merger and historical and prospective financial information concerning Symbol. The Telxon board authorized management and Telxon's financial and legal advisors to conduct due diligence of Symbol and to negotiate the terms of the proposed transaction.

     After the meeting, Symbol's and Telxon's legal and financial advisors and independent auditors began conducting their due diligence review.
Representatives of Prudential Securities met with Mr. Jaeggi on June 19, 2000 to review Symbol's financial performance, projections and strategy.


     On June 19, 2000, Symbol's legal advisors delivered to Telxon and its legal advisors a draft merger agreement. From June 19 through June 25, 2000, counsel for both parties negotiated the terms of the merger agreement. On June 21, 2000, Mr. Jaeggi and Symbol's financial advisors and independent accountants met with Mr. McGee and other Telxon representatives and Telxon's independent accountants to conduct financial and accounting due diligence. During the course of the next several days, Symbol and Telxon and their advisors continued to exchange and evaluate due diligence information. The independent accountants of Symbol and Telxon also explored the possibility of a pooling of interests transaction but determined such accounting treatment was not likely to be attained.


     In late June, 2000, Telxon informed Symbol that it would have to delay the filing of its Form 10-K for the fiscal year ended March 31, 2000 in order to restate its historical results of operations for the first quarter of 1999 and the fourth quarter of 1998 and to incorporate related adjustments into the Form 10-K. Both parties agreed to defer merger discussions until Telxon filed its Form 10-K.

     On June 26, 2000 the Telxon board held a telephonic meeting attended by representatives of Prudential Securities and Skadden Arps. Representatives of Skadden Arps presented the Telxon board with an overview of the status of negotiations and discussions between Telxon and Symbol, the status of legal due diligence and the open issues on the merger agreement. Representatives of Prudential Securities then updated the board on their financial due diligence of Symbol and its business, assets and management, Prudential Securities' financial analysis of the proposed merger and their progress in connection with preparing Prudential Securities' fairness opinion. Telxon's management informed the board of the pending restatements of Telxon's results of operations for the first quarter of 1999 and the fourth quarter of 1998 and the status of the Form 10-K. After some discussion, the Telxon board authorized management and Telxon's advisors to prepare and file the Form 10-K, continue negotiating the terms of the proposed merger agreement and finalize legal and financial due diligence.

     On June 26, 2000, Symbol sent to its board of directors due diligence materials prepared by Symbol's accountants, financial analyses prepared by its financial advisors and a summary of the draft merger agreement prepared by its legal advisors. During that week, Dr. Swartz also individually briefed the outside Symbol directors as to the status of the discussions with Telxon.

     On July 10, 2000, Telxon filed its Form 10-K. The parties resumed the exchange of due diligence materials and, over the next two weeks, Symbol and Telxon and their respective advisors completed their due diligence evaluations. During this period, the legal advisors of Symbol and Telxon continued to negotiate the merger agreement.

     On July 19, 2000, Messrs. Paxton and McGee met in New York with representatives of Prudential Securities and Skadden Arps to receive an update on the status of due diligence, Prudential Securities' financial analysis of the merger and the progress made in the negotiations in connection with the merger agreement. Late that afternoon, Mr. Paxton telephoned Mr. Razmilovic to discuss some of the open issues on the merger agreement. Mr. Paxton also telephoned Telxon's outside directors to brief them individually of the status of negotiations.

     On July 20, 2000, a special meeting of the Symbol board was held. Symbol's legal advisors advised the Symbol board of its legal duties with respect to a potential strategic merger transaction with Telxon. Symbol's senior management reviewed for the Symbol board the background and status of discussions with Telxon and summarized the strategic reasons for the proposed transaction. Symbol's senior management also reported to the Symbol board the due diligence that had been conducted with respect to Telxon, its financial analysis of the proposed transaction and the potential benefits and risks of the proposed transaction, and responded to questions from the directors. At this meeting, Symbol's financial advisors reviewed the financial aspects of the proposed transaction, and responded to questions from directors regarding the manner and conclusion of its analyses. Symbol's accountants reviewed the results of their accounting due diligence of Telxon. Symbol's legal advisors also reviewed the material terms of the merger agreement and other regulatory and legal issues. Symbol's senior management and its advisors responded to additional questions from directors. After discussion, the Symbol board approved the proposed transaction, subject to Symbol's senior management finalizing the terms and conditions of the merger agreement and satisfactory completion of due diligence.

     From July 20 through July 25, 2000, counsel for the parties negotiated the final terms of the merger agreement. Messrs. Razmilovic and Paxton spoke again by telephone on July 24, together with their respective legal advisors, to resolve some of the remaining issues.


     On July 25, 2000, the Telxon board met in Cincinnati, Ohio to consider the proposed merger. Mr. Paxton, together with representatives of Skadden Arps, updated the board on the discussions and negotiations that had taken place. Messrs. Paxton and McGee reviewed with the Telxon board the potential benefits to Telxon and the potential negative factors of the proposed merger and management's reasons for recommending the merger agreement. Representatives of Skadden Arps then described to the members of the Telxon board their fiduciary duties in connection with the proposed transaction and reviewed with the board the final terms of the merger and the merger agreement, including the closing conditions and the approvals that would be required to complete the merger. Representatives of Prudential Securities reviewed with the board their financial analysis of the transaction and financial information with respect to Symbol and Telxon. Prudential Securities then delivered to the Telxon board Prudential Securities' oral opinion, confirmed by a subsequent written opinion, that, as of that date, the exchange ratio in the merger was fair to Telxon's stockholders (other than Symbol and its subsidiaries) from a financial point of view. Telxon's management and advisors responded to questions from members of the board concerning the merger and Symbol.


     After considerable discussion among the Telxon board members, the board unanimously determined the terms of the merger were fair to and in the best interests of Telxon and its stockholders, approved the merger agreement and the transactions contemplated thereby and voted to submit the merger agreement to a vote of Telxon's stockholders and to recommend that the Telxon stockholders approve and adopt the merger agreement. Late that evening, following the meeting of the Telxon board, the merger agreement was executed.

     Early in the morning of July 26, 2000, Symbol and Telxon issued a press release announcing the execution of the merger agreement.


REASONS FOR THE MERGER

     Symbol and Telxon believe that the merger will enable the combined company, with its larger and more diversified portfolio of products and resources, to more effectively compete and to achieve a number of key strategic objectives:

o THE MERGER WILL ENHANCE THE COMBINED COMPANY'S RESOURCES AND ABILITY TO MEET CUSTOMER NEEDS AS A GLOBAL PROVIDER OF MOBILE AND WIRELESS DATA TRANSACTION SYSTEMS AND SERVICES. The market for wireless computing systems continues to grow across a wide range of industries and vertical markets and customers are seeking more sophisticated equipment systems and support. The merger and the complementary strengths of Symbol and Telxon will enable the combined company to meet the growing needs of its customers better and faster than either company could have done separately. The merger with Telxon, which is a designer and manufacturer of wireless networks for mobile computing solutions and information systems, strengthens Symbol's ability to provide innovative customer solutions based on wireless local area networking for data and voice, application-specific mobile computing and bar-code data capture. The combination of Telxon's complementary technologies, product lines, customer relationships and network of partnerships, with Symbol's research and development expertise, product portfolio, technologies, financial resources, manufacturing capabilities and distribution strengths, should better enable the combined company to apply Internet and wireless technologies and handheld computing systems across a wider range of industries and vertical markets. In addition, the merger will provide the combined company with greater scale to compete with the larger and more sophisticated vendors, including Cisco, Compaq, Ericsson, Fujitsu, Hewlett Packard, Lucent, Motorola, NEC, Nokia and Sony, which have recently emerged as a result of the broadening of our markets.

o THE MERGER WILL ENABLE THE COMBINED COMPANY TO COMPETE IN THE NEXT GENERATION OF WIRELESS INTERNET CONNECTIVITY. As e-commerce proliferates and application-specific handheld computers evolve into wireless information appliances, the demand for wireless Internet connectivity will increase. The addition of Telxon's complementary products and technologies across many vertical markets, strengthens the combined company's ability to capitalize on and drive the accelerating demand for wireless Internet connectivity.

o THE MERGER WILL STRENGTHEN RELATIONSHIPS WITH KEY CUSTOMERS. As the market for wireless computing systems becomes more competitive, our customers are increasingly looking for suppliers that can expand product offerings, reduce costs and improve quality and have the resources to enable them to supply world-class products and services. Many of these customers are already customers of Symbol or Telxon. However, as the demands of customers and development of technology have broadened our markets, both companies have increasingly faced competition from larger and more sophisticated vendors. Through the merger, we expect to create an integrated organization with greater research and development and new product development output that will be better positioned to provide integrated solutions, new products and technology innovations that help customers increase productivity and reduce costs.

o THE MERGER CREATES SIGNIFICANT COST-SAVINGS OPPORTUNITIES. Symbol expects that the merger will result in substantial operating efficiencies from significantly eliminating duplicate functions, rationalizing manufacturing facilities and sales offices and realizing purchasing, manufacturing and other efficiencies. Symbol expects the merger to be approximately neutral to its earnings per share in 2001 before one time transaction costs and significantly accretive thereafter as the benefits of the merger are realized.



INFORMATION AND FACTORS CONSIDERED BY THE TELXON BOARD; RECOMMENDATION OF THE TELXON BOARD

     The Telxon board of directors unanimously recommends that Telxon's stockholders approve and adopt the merger and the merger agreement.

     In reaching its decision to approve the merger and the merger agreement and to recommend that Telxon's stockholders approve and adopt the merger and the merger agreement, the Telxon board considered a number of factors, including the following:

o The information and presentations by Telxon's management and financial advisors regarding the financial condition, cash flows and results of operations of Telxon and Symbol, on both a historical and prospective basis.

o Information relating to the business, assets, management, competitive position, operating performance and prospects of each of Telxon and Symbol, including the prospects of Telxon if it were to continue as an independent company.

o    Current industry, market and economic conditions.

o The possibility of strategic alternatives to the merger for enhancing long-term stockholder value, including the possibility of other potential strategic transactions.

o Historical market prices, trading information and volatility with respect to Telxon shares and Symbol shares.

o The opinion of Prudential Securities, that, as of July 25, 2000, the 0.5 exchange ratio was fair to Telxon stockholders (other than Symbol or its subsidiaries) from a financial point of view, and Prudential Securities' financial presentation to the Telxon board.

o    The exchange ratio represented:

     o A 99.2% premium over the closing price of Telxon shares on June 15, 2000, the day Symbol and Telxon reached a tentative agreement upon the exchange ratio;

     o A 55.8% premium over the average closing price of Telxon shares for the thirty trading days prior to the public announcement of the merger; and

     o A 27.9% premium over the closing price of Telxon shares on July 25, 2000, the last trading day prior to the public announcement of the merger.

o The amount and form of consideration to be received by Telxon's stockholders in the merger in light of comparable transactions.

o The opportunity for Telxon's stockholders to participate, as stockholders of Symbol after the effective time of the merger, in a larger, more diversified company, including participation in the value that may be created through combining Telxon's and Symbol's businesses, as discussed in this document under "Reasons for the Merger."

o The value of the Symbol shares to be received by Telxon stockholders may increase or decrease as a result of fluctuations in the price of the Symbol shares and that any such increase or decrease in value will not be limited by any "collar" arrangements. For historical and current market prices of Symbol shares, see "Summary--Comparative Per Share Market Price and Dividend Information."


o Telxon's financial advisors contacted a number of third parties, including companies in the wireless networking and information systems industry, regarding a potential business combination with Telxon, and, to date, no third party has made a formal proposal to enter into a business combination with Telxon, and the advice of Prudential Securities that the likelihood of a third party making such a proposal that is financially superior to the merger is low.

o The arm's-length negotiations between Telxon and Symbol and their respective advisors, including that the negotiations resulted in Telxon having the right to terminate the merger agreement to accept an unsolicited, superior acquisition proposal.

o The ability, subject to specified conditions, (i) of Telxon to provide information to, and negotiate with, a third party which has made an unsolicited acquisition proposal and (ii) of the Telxon board to withdraw its recommendation of the merger if a superior acquisition proposal is made.

o The Telxon board's belief, after review of the termination fee payable by Telxon with its advisors, that the amount of the termination fee would not meaningfully impair the possibility of a competing transaction.

o The termination fee which is payable by Symbol if the merger is not completed by March 31, 2001 due to the failure to satisfy the closing conditions relating to the HSR Act, this document being declared effective by the SEC, the NYSE listing of the Symbol shares to be issued in the merger or breaches of Symbol's representations, warranties, agreements or covenants.

o The other terms and conditions of the merger agreement, including the limited number of closing conditions which provides increased certainty that the merger will be completed.

o    The merger is intended to be a tax-free exchange to Telxon's stockholders.

o The approval and adoption of the merger and the merger agreement requires the affirmative vote of a majority of the outstanding Telxon shares entitled to vote thereon.

     The Telxon board also considered many of the risks described under the caption "Risk Factors" begining on page 12 as potentially negative factors in its evaluation of the merger, as well as the following potentially negative factors:

o The merger is subject to the closing conditions described under the caption "The Merger Agreement--Conditions" beginning on page 39 and, if the merger is not completed for any reason, Telxon may be subject to a number of material risks, including, among other things, the following:


     o Telxon may be required to pay Symbol a termination fee of $25 million;

     o the price of Telxon common stock may decline to the extent that the current market price of Telxon common stock reflects a market assumption that the merger will be completed; and

     o costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed.

o If the merger agreement is terminated and Telxon's board determines to seek a merger or business combination with a party other than Symbol, there can be no assurance that it will be able to find a partner willing to provide Telxon's stockholders with a value equivalent to or more attractive than the value they will receive in the merger.

     However, the Telxon board believed that such negative factors were outweighed by the potential advantages of the merger, particularly since Telxon's stockholders would receive Symbol shares in exchange for all of their shares, thereby enabling them to participate, as stockholders of Symbol after the effective time of the merger, in a larger, more diversified company.

     The foregoing discussion of the information and factors considered by the Telxon board includes all of the material factors considered by the Telxon board in reaching its conclusions and recommendations but is not meant to be exhaustive. In view of the variety of factors considered in reaching its determination, the Telxon board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Telxon board may have given different weights to different factors.

     At the July 25, 2000 meeting of the Telxon board, after presentations from its legal and financial advisors and after careful consideration, the Telxon board unanimously determined that the merger and the terms of the merger agreement were fair to and in the best interests of Telxon and its stockholders, approved the merger and the merger agreement and recommended that Telxon's stockholders approve and adopt the merger and the merger agreement.


OPINION OF FINANCIAL ADVISOR TO TELXON

     On July 25, 2000, Prudential Securities delivered its oral opinion to the Telxon board, which opinion was confirmed in writing as of such date, to the effect that, as of such date, the exchange ratio of Symbol common shares to be received by the holders (other than Symbol and its subsidiaries) of Telxon's common stock was fair, from a financial point of view, to such holders. Prudential Securities presented the financial analysis underlying its oral opinion at a meeting of the Telxon board on July 25, 2000.


     In requesting the Prudential Securities opinion, the Telxon board did not give any special instructions to Prudential Securities or impose any limitation upon the scope of the investigation that Prudential Securities used to deliver the Prudential Securities opinion. A copy of the Prudential Securities opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached to this proxy statement/prospectus as Appendix C and is incorporated herein by reference. The summary of the Prudential Securities opinion set forth below is qualified in its entirety by reference to the full text of the Prudential Securities opinion. Telxon common stockholders are urged to read the Prudential Securities opinion in its entirety.


     THE PRUDENTIAL SECURITIES OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO OF SYMBOL COMMON SHARES TO BE RECEIVED BY THE HOLDERS (OTHER THAN SYMBOL AND ITS SUBSIDIARIES) OF TELXON COMMON STOCK, FROM A FINANCIAL POINT OF VIEW. IT DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE MEETING OR AS TO ANY OTHER ACTION SUCH STOCKHOLDER SHOULD TAKE REGARDING THE MERGER.

     In conducting its analysis and arriving at the Prudential Securities opinion, Prudential Securities reviewed such information and considered such financial data and other factors as Prudential Securities deemed relevant under the circumstances, including the following:

     o   a draft, dated July 20, 2000, of the merger agreement;

     o historical financial, operating and reserve data concerning Telxon, including, but not limited to:

          o Telxon's Annual Report on Form 10-K for the fiscal years ended March 31, 2000, 1999 and 1998;

          o the Proxy Statement for the Annual Meeting of Stockholders held on September 22, 1999;

          o Telxon's internal financial statements for the quarter ended June 30, 2000.

     o internal financial statements and other financial and operating data concerning Telxon prepared by the management of Telxon;

     o   historical stock prices and trading volumes for Telxon common stock;

     o historical financial, operating and reserve data concerning Symbol, including, but not limited to:

          o Symbol's Annual Report on Form 10-K for the fiscal years ended December 31, 1999 and 1998;

          o Symbol's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

          o the Proxy Statement for the Annual Meeting of Stockholders held on May 8, 2000;

          o Symbol's internal financial statements for the quarter ended June 30, 2000.

     o Information relating to Symbol, including certain internal financial statements and other financial and operating data concerning Symbol prepared by the management of Symbol;

     o   historical stock prices and trading volumes for Symbol common stock;

     o publicly-available financial, operating and stock market data concerning certain companies engaged in businesses Prudential Securities deemed reasonably similar to that of Telxon and Symbol;

     o the financial terms of certain recent transactions Prudential Securities deemed relevant to its inquiry; and

     o such other financial studies, analyses and investigations as Prudential Securities deemed appropriate.

     Prudential Securities assumed, with Telxon's consent, that the draft of the merger agreement that Prudential Securities reviewed (as referred to above) would substantially conform in all material respects to the merger agreement when in final form and that the merger would be consummated on the terms described in the merger agreement without any waiver of any material terms or conditions.

     Prudential Securities discussed with the senior management of Telxon:

     o   the prospects for Telxon;

     o   their estimates of Telxon's future financial performance;

     o   the financial impact of the merger on the respective companies; and

     o   such other matters as Prudential Securities deemed relevant.

     In connection with its review and analysis and in the preparation of the Prudential Securities opinion, Prudential Securities relied upon the accuracy and completeness of the financial and other information publicly-available or otherwise provided to Prudential Securities by Telxon and did not undertake any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Telxon or Symbol. With respect to certain financial forecasts provided to Prudential Securities by senior management of Telxon and Symbol, Prudential Securities assumed that such information, and the assumptions and bases therefor, represented Telxon's and Symbol's best then available estimate as to the future financial performance of Telxon and Symbol, respectively. Prudential Securities assumes no responsibility for and expresses no view as to such forecasts and the assumptions under which they were prepared. For the purposes of the Prudential Securities opinion, Prudential Securities assumed the merger qualifies as a reorganization within the meaning of 368(a) of the Internal Revenue Code of 1986, as amended, and that the transaction contemplated by the merger agreement will be consummated as described in the merger agreement and in this document.

     The Prudential Securities opinion is based on economic, financial and market conditions as they existed on July 25, 2000 and can only be evaluated as of the date of the Prudential Securities opinion. Prudential Securities assumes no responsibility to update or revise the Prudential Securities opinion based upon events or circumstances occurring after such date.

     The Prudential Securities opinion, including Prudential Securities' presentation of such opinion to the Telxon board, was one of the many factors that the Telxon board took into consideration in making its determination to recommend approval of the merger agreement. Consequently, Prudential Securities' analyses described below should not be viewed as determinative of the opinion of the Telxon board with respect to the exchange ratio of Symbol common shares to be received by the holders (other than Symbol and its subsidiaries) of Telxon common stock. The exchange ratio was determined through arm's length negotiations between Telxon and Symbol and was approved by the Telxon board.

     The Prudential Securities opinion does not address nor should it be construed to address the relative merits of the merger or alternative business strategies that may be available to Telxon. In addition, the Prudential Securities opinion does not address the fairness of the merger to Symbol with regard to the shares of Telxon common stock currently owned by Symbol and its subsidiaries.

     In arriving at the Prudential Securities opinion, Prudential Securities performed a variety of financial analyses, including those summarized herein. The summary set forth below of the analyses presented to the Telxon board at the July 25, 2000 meeting does not purport to be a complete description of the analyses performed. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstance. Therefore, such an opinion is not necessarily susceptible to partial analysis or summary description. Prudential Securities believes that its analyses must be considered as a whole and selecting portions thereof or portions of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying the Prudential Securities opinion. Prudential Securities made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Telxon. Any estimates contained in Prudential Securities' analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the values of businesses and securities do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Subject to the foregoing, the following is a summary of the material financial analyses presented by Prudential Securities to the Telxon board on July 25, 2000 in connection with the delivery of the Prudential Securities opinion.


     COMPARABLE COMPANY MULTIPLES. Prudential Securities employed a comparable companies analysis to establish a range of implied exchange ratios. Prudential Securities analyzed publicly available historical and projected financial results, including the ratio of (i) "enterprise value" (calculated as the product of diluted shares outstanding times the closing stock price on July 21, 2000, plus debt and preferred stock minus cash) to the last twelve months revenue ("LTM Revenue"), projected calendar year 2000 revenue ("2000 Revenue"), projected calendar year 2001 revenue ("2001 Revenue") and projected calendar year 2001 earnings before interest and taxes ("2001 EBIT"), and (ii) "equity value" (calculated as the product of diluted shares outstanding times the closing stock price on July 21, 2000) to projected calendar year 2001 earnings per share ("2001 EPS") of certain companies considered by Prudential Securities to be reasonably similar to Telxon. The companies included were as follows:


    o EMS Technologies, Inc.;


    o Metrologic Instruments, Inc.;


    o Symbol Technologies, Inc.;


    o Solectron Corporation; and


    o UNOVA, Inc.


     These comparable companies were found to have a range of ratios of enterprise value to LTM Revenue of 0.4x to 5.7x, 2000 Revenue of 0.4x to 5.0x, 2001 Revenue of 0.3x to 4.0x and as a multiple of 2001 EBIT of 4.7x to 26.0x, and the range of ratios of equity value to 2001 EPS of 9.6x to 37.8x. Applying such ratios to Telxon's LTM and Telxon management's projected 2000 Revenue; 2001 Revenue; 2001 EBIT; and 2001 EPS resulted in an implied exchange ratio range of 0.248x to 2.432x with a median of .503x; 0.246x to 2.236x with a median of .632x; 0.280x to 2.357x with a median of .827x; 0.257x to 1.016x with a median of .987x; and 0.185x to 0.723x with a median of .450x, respectively.



     COMPARABLE TRANSACTION MULTIPLES. Prudential Securities also analyzed the consideration paid in seven recent merger and acquisition transactions that Prudential Securities deemed to be reasonably similar to the merger, and considered the ratio of the acquired entity's enterprise value to the acquired entity's LTM Revenue.

The transactions considered were the combinations of:


    o Teklogix International Inc. and Psion PLC (pending);

    o PSC Inc. and Mohawk Corp. (pending);

    o Percon Incorporated and PSC Inc.;

    o Meto AG and Checkpoint Systems Inc.;

    o Eltron International, Inc. and Zebra Technologies Corp.;

    o Norand Corp. and Western Atlas Inc.; and

    o LXE Inc. and Electromagnetic Sciences, Inc.

     The precedent transactions used in this analysis were found to imply a ratio of enterprise value to LTM Revenue within a range of 0.8x to 2.6x and a median of 1.4x. Applying such results to Telxon resulted in an implied exchange ratio of 0.425x to 1.141x with a median of 0.656x.

     COMPARABLE TRANSACTION PREMIUMS ANALYSIS. Prudential Securities also analyzed the exchange ratio premiums over the respective time periods, listed below, in four recent merger and acquisition transactions that Prudential Securities deemed to be reasonably similar to the merger, and considered the implied exchange ratio of this transaction using the mean of the exchange ratio premiums of the comparable transactions over those time periods. The transactions considered were the combinations of:

    o Teklogix International Inc. and Psion PLC (pending);

    o Aironet Wireless Communications, Inc. and Cisco Systems, Inc.;

    o Eltron International, Inc. and Zebra Technologies Corp.; and

    o LXE Inc. and Electromagnetic Sciences, Inc.

     The means of the exchange premiums of the precedent transactions determined over the periods of one, five, ten, twenty, thirty and sixty trading days prior to the exchange, are 25.6%, 24.4%, 28.0%, 30.7%, 35.2% and 48.4%, respectively. Applying such results to Telxon resulted in an implied exchange ratio that ranged from 0.434x to 0.486x with a median of 0.472x.

     Prudential Securities also analyzed the exchange ratio premium of this transaction on each date one, five, ten, twenty, thirty and sixty trading days prior to July 21, 2000 and the average during the time period from each date to July 21, 2000. The mean and median of the implied premiums calculated using each of the dates were 57.5% and 61.0%, respectively, and during each of the periods were 41.9% and 40.6%, respectively.

     None of the publicly-traded companies or the acquired entities in the above comparable company multiples, comparable transaction multiples or comparable transaction premiums analysis is, of course, identical to Telxon or the merger. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the publicly-traded companies and the acquired entities, and other factors that could affect the public trading value and consideration paid for each of the publicly-traded companies and the acquired entities, respectively, as well as that of Symbol.

     The Telxon board selected Prudential Securities to provide a fairness opinion because it is a nationally recognized investment banking firm engaged in the valuation of businesses and their securities in connection with merger and acquisition transactions and because it has substantial experience in transactions similar to the merger. Pursuant to an engagement letter with Prudential Securities, Telxon paid Prudential Securities a retainer of $100,000 and an opinion fee of $500,000 for Prudential's fairness opinion with respect to the merger, and has agreed to pay a transaction fee upon consummation of the merger equal to $5,700,000 (less retainer and opinion fee amounts previously paid). In addition, the engagement letter with Prudential Securities provides that Telxon will reimburse Prudential Securities for its reasonable out-of-pocket expenses (including fees and expenses of its legal counsel) and indemnify Prudential Securities and certain related persons against certain liabilities, including liabilities under securities laws, arising out of the merger or its engagement, as set forth in the separate indemnification agreement. In the ordinary course of business, Prudential Securities may actively trade shares of Telxon and Symbol common stock for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

ACCOUNTING TREATMENT

     The merger will be accounted for as a purchase for financial accounting purposes in accordance with generally accepted accounting principles. For purposes of preparing Symbol's consolidated financial statements, Symbol will establish a new accounting basis for Telxon's assets and liabilities based upon their fair values, the merger consideration and the costs of the merger. Symbol believes that any excess of cost over the fair value of the net assets of Telxon will be recorded as goodwill and other intangible assets. A final determination of the intangible asset lives and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the unaudited pro forma combined financial information appearing elsewhere in or incorporated by reference into this proxy statement/prospectus are preliminary and have been made solely for purposes of developing that pro forma information. Symbol will determine the fair value of Telxon's assets and liabilities and will make appropriate purchase accounting adjustments, including adjustments to the amortization period of the intangible assets, upon completion of that determination. To the extent that a portion of the purchase price is allocated to in-process research and development as is anticipated, a charge will be recognized for the period in which the merger occurs. That charge may be material to Symbol's results of operations.


INTERESTS OF TELXON OFFICERS AND DIRECTORS IN THE MERGER

     When considering the recommendation of Telxon's board, you should be aware that some of Telxon's officers and directors have interests in the merger that are different from, or are in addition to, yours. The Telxon board was aware of these interests and considered them, among other things, in approving the merger and the merger agreement. These interests are described below.

 Treatment of Telxon Options and Restricted Shares


     Some of our directors, officers and employees hold options to purchase our common stock and/or restricted shares of our common stock issued under our equity incentive plans. As of October 20, 2000, executive officers and directors of Telxon beneficially owned an aggregate of 2,432,027 Telxon shares, including options to purchase Telxon shares. Under the merger agreement, each unexercised and unexpired option to purchase Telxon shares will be converted into an option to acquire such number of Symbol shares equal to the number of Telxon shares subject to such option, multiplied by the 0.5 exchange ratio, rounded up or down to the nearest whole share, at an exercise price equal to the per share exercise price of such option immediately prior to the effective time of the merger divided by the 0.5 exchange ratio, rounded down to the nearest whole cent.

     Each such option to purchase Symbol shares will vest and become exercisable upon the same terms and conditions as were applicable to the Telxon options prior to the merger, except that (i) such options will become fully vested and exercisable if, after the effective time of the merger, the employment with Telxon of the holder of such option is terminated by Telxon without "cause" or is terminated by such option holder for "good reason", (ii) options granted to Telxon's key employees will vest and become exercisable at the effective time of the merger, (iii) all options granted under Mr. Paxton's employment agreement will vest and become exercisable immediately at the effective time of the merger in accordance with its terms, and (iv) once vested, options granted to Telxon's key employees will remain exercisable following a termination of such employee's employment by Telxon without "cause" or a termination of such employment by such employee until, and such options will terminate upon, the later of the date that is one year after the effective time of the merger or the date that is 30 days after termination of the option holder's employment with Telxon, but not later than the otherwise applicable expiration date of the options.

     In the merger, each of the restricted shares of Telxon common stock issued under our equity incentive plans will be converted into 0.5 restricted shares of Symbol common stock. After the effective time of the merger, such restricted Symbol shares will vest upon the same terms and conditions as were applicable to the restricted Telxon shares immediately prior to the merger, except that
(i) such shares will become fully vested if, after the effective time of the merger, the employment of the holder of such restricted Symbol shares is terminated by Telxon without "cause" or is terminated by such holder with "good reason," and (ii) all restricted shares granted under Mr. Paxton's employment agreement will vest and become exercisable immediately at the effective time of the merger in accordance with its terms.

     As defined in the merger agreement, a Telxon employee is terminated for "cause" if such termination results from:

     o an employee's continued failure to substantially perform his or her duties (other than as a result of total or partial incapacity due to physical or mental illness) for a 30-day period following written notice;

     o any material act or omission involving dishonesty in the performance of such employee's duties;

     o the indictment of such employee of a felony under the laws of the United States of America or any state thereof;

     o willful malfeasance or willful misconduct in connection with such employee's duties or any act or omission which is materially injurious to the financial condition or business reputation of Telxon or any of its subsidiaries; or

     o such employee's material breach of the provisions of any employment agreement with Telxon which is not cured within 30 days following written notice under the merger agreement.

     Additionally, "good reason" is defined to mean, with respect to any employee of Telxon:

     o   a reduction in such employee's base salary or target bonus;

     o a transfer of such employee's primary workplace by more than fifty miles; or

     o with respect to Telxon's key employees only, an adverse diminution in any material respect in the employee's current duties or responsibilities (other than solely by virtue of Telxon ceasing to be a public company) for a period of 30 days after such employee has given Telxon written notice of such diminution.

 CEO Employment Agreement

     Telxon is a party to a three-year employment agreement with Mr. Paxton that expires on March 31, 2002. The consummation of the merger will constitute a change of control under this employment agreement.

     Under this employment agreement, in the event that Mr. Paxton's employment is terminated by Telxon, other than for cause, or is deemed to have been terminated upon or after a change of control of Telxon, then (1) Telxon must pay Mr. Paxton an amount equal to 2.99 times his base salary of $800,000 and
(2) Mr. Paxton will be entitled to continued benefits for himself and his dependents for a period of up to 2 years after the effective date of such termination. The employment agreement is deemed to have been terminated by Telxon without cause in the event that Mr. Paxton terminates his employment with Telxon (1) within 30 days following a change of control of Telxon or (2) within 2 years after a change in control of Telxon if any event constituting "good reason" occurs.

     The employment agreement defines "good reason" as:

     o the failure by any successor to Telxon to assume and agree to perform Mr. Paxton's employment agreement within one business day after such person becomes a successor to Telxon;

     o a reduction by Telxon of Mr. Paxton's base salary or the level of his benefits under any of Telxon's plans, programs or policies, without Mr. Paxton's prior written consent, as in effect immediately prior to a change of control of Telxon; or

     o Telxon requiring Mr. Paxton to be based anywhere other than, or to relocate from, the metropolitan area where Mr. Paxton's office is located immediately prior to the change in control, without Mr. Paxton's prior written consent

     Pursuant to Mr. Paxton's employment agreement, Telxon sold 300,000 unregistered shares of Telxon stock to Mr. Paxton. Telxon also granted Mr. Paxton options to purchase 300,000 Telxon shares under our 1990 stock option plan and price performance options to purchase 400,000 Telxon shares under the employment agreement.

Currently, 100,000 of Mr. Paxton's stock options granted under the stock option plan and 300,000 of Mr. Paxton's price performance stock options are vested and exercisable. Upon a change of control of Telxon, all of Mr. Paxton's options will immediately vest and such options will remain exercisable for the remainder of their original terms. In the merger, each such option will be converted into an option to acquire such number of Symbol shares equal to the number of Telxon shares subject to such option, multiplied by the 0.5 exchange ratio, rounded up or down to the nearest whole share, at an exercise price equal to the per share exercise price of such option immediately prior to the effective time of the merger, divided by the 0.5 exchange ratio, rounded down to the nearest whole cent. In the merger, each such unregistered share of Telxon common stock held by Mr. Paxton will be converted into 0.5 shares of Symbol common stock.


 Consulting Agreement

     Telxon is party to a ten-year consulting agreement, dated December 29, 1997, with Mr. Robert A. Goodman, a director of Telxon. The consummation of the merger will constitute a change of control under this consulting agreement. This consulting agreement terminates upon a change in control of Telxon, and, upon such termination, Mr. Goodman will be entitled to receive a lump sum cash payment of the unpaid balance of the $150,000 annual consulting payments for the remaining term of the agreement.

 Severance Arrangements with Officers and Employees

     Telxon has entered into employment agreements with some of its officers and employees which provide for severance payments for termination following a change in control of Telxon. The consummation of the merger will constitute a change of control of Telxon under these severance agreements. Under these agreements, if the employment of these officers or employees is terminated by Telxon other than for "cause" or by the officer or employee for "good reason" following a change of control of Telxon, then Telxon must continue to pay to such officer or employee a base salary for a period ranging from 3 months to 2 years.

     These employment agreements generally define "cause" as:

     o any action or inaction of the employee which, in the sole judgment of the Telxon board, is adverse to Telxon's interests, including, without limitation, dishonesty, grossly negligent misconduct, willful misconduct, disloyalty, acts of bad faith, neglect of duty; or

     o any material breach of the employment agreement or any other agreement between such employee and Telxon or of any policy applicable to Telxon employees generally.

     These employment agreements generally define "good reason" as any termination of such employee's employment as a result of:

     o any reduction, without such employee's prior written consent, in such employee's status, position or job responsibilities or the assignment to such employee of duties or responsibilities inconsistent with such employee's status, positions or responsibilities as in effect immediately prior to a change in control of Telxon;

     o a reduction by Telxon, without such employee's prior written consent, in such employee's base salary, or in the level of benefits provided to such employee and such employee's dependents under any Telxon employee benefit plan, as in effect immediately prior to a change in control of Telxon; or

     o Telxon's requiring such employee, without such employee's written consent, to be based anywhere other than, or to relocate from, the metropolitan area where such employee's office was located prior to a change in control of Telxon.

 Director and Officer Indemnification and Insurance

     Pursuant to the merger agreement, for six years after the effective time of the merger, Symbol will cause Telxon to indemnify, defend and hold harmless Telxon's present and former directors, officers, employees and agents, to the fullest extent permitted under the Delaware law, for acts or omissions occurring before the effective time of the merger and any claims relating to the merger agreement or the merger. Symbol will cause Telxon to maintain the current provisions of its charter and by-laws relating to indemnification for six years after the merger. For three years after the completion of the merger, Symbol will cause Telxon to maintain in effect the current directors' and officers' liability insurance policy for acts or omissions occurring before the effective time of the merger covering each such person currently covered by Telxon's directors' and officers' liability insurance policy, provided, that the cost of such insurance does not exceed 125% of the most recent annual premium paid by Telxon, in which case Symbol will cause Telxon to maintain directors' and officers' liability insurance which will provide the maximum coverage available at an annual premium equal to 125% of the most recent annual premium paid by Telxon.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following summary discusses the material United States federal income tax consequences of the merger. The summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations under the Code and administrative rulings and judicial authority as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion assumes that holders of Telxon shares hold such shares as capital assets. This discussion does not address all aspects of United States federal income taxation that may be relevant to a stockholder in light of that stockholder's particular circumstances, or to stockholders subject to special rules, such as rules relating to:

     o   stockholders who are not citizens or residents of the United States,

     o   financial institutions,

     o   tax-exempt organizations,

     o   insurance companies,

     o   dealers in securities,

     o stockholders who acquired Telxon shares under Telxon's equity-based compensation plans or otherwise as compensation, or through a tax-qualified retirement plan, and

     o stockholders who hold Telxon shares as part of a hedge, straddle, constructive sale or conversion transaction.

     This discussion does not address any consequences arising under the laws of any state, locality or foreign jurisdiction or under federal laws other than the United States federal income tax laws.

     The respective obligations of the parties to complete the merger are conditioned on the receipt by Symbol of an opinion of Simpson Thacher & Bartlett, and the receipt by Telxon of an opinion of Skadden Arps Slate Meagher & Flom LLP, on the closing date of the merger, that:

     o the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and

     o Symbol, Merger Sub and Telxon will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

     See "The Merger Agreement--Conditions." Such opinions of counsel will be based upon, among other things, assumptions, representations and covenants, including those contained in certificates of officers of Symbol, Telxon and others, which counsel will assume to be true, correct and complete. The opinions of counsel are not binding on the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service will not challenge the conclusions set forth in the opinions of counsel or that a court will not sustain such a challenge. Assuming the merger is treated as a reorganization:


     o No gain or loss will be recognized for federal income tax purposes by holders of Telxon shares who exchange their Telxon shares solely for Symbol shares pursuant to the merger, except to the extent of cash, if any, received by Telxon stockholders in place of fractional share interests in such Symbol shares.


     o The aggregate adjusted tax basis of the Symbol shares received in the merger by a Telxon stockholder (treating fractional share interests in Symbol shares as having been issued to such holder in the merger and then redeemed for cash) will be the same as the aggregate adjusted tax basis of the Telxon shares surrendered in the merger.

     o The holding period of the Symbol shares that a Telxon stockholder receives in the merger will include the period during which such holder held the Telxon shares surrendered in the merger.


     o Cash received by a Telxon stockholder in place of a fractional share interest in the Symbol shares will result in the recognition of gain or loss for federal income tax purposes, measured by the difference between the amount of cash received and the portion of the tax basis of the Telxon share allocable to this fractional share interest. This gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Telxon stockholder's holding period in the fractional Symbol share interest is more than one year at the effective time of the merger and such share was held as a capital asset.


     Certain non-corporate Telxon stockholders may be subject to backup withholding at a 31% rate on cash payments received in place of a fractional share interest in the Symbol shares. Backup withholding will not apply, however, to a Telxon stockholder who:

     o furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to Telxon stockholders,

     o provides a certification of foreign status on Internal Revenue Service Form W-8 or successor form, or

     o   is otherwise exempt from backup withholding.

     THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO THE MERGER. TELXON STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.


REGULATORY MATTERS


     Symbol and Telxon were required to comply with the notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"). The HSR Act provides for an initial 30-calendar-day waiting period following the filing with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice of certain Notification and Report Forms by the parties to the merger. The statutory waiting period under the HSR Act with respect to the merger expired on October 12, 2000.

     Completion of the transactions may also require other regulatory approvals, including approvals of foreign regulatory authorities. Under the laws of certain foreign nations, the merger may not be completed unless certain filings are made with these nations' antitrust regulatory authorities and these authorities approve or clear the merger. Symbol and Telxon received approval of the transaction from German antitrust authorities on October 12, 2000. Symbol and Telxon conduct operations in a number of foreign countries, some of which have pre-merger and/or post-merger notification systems. Should any other approval or action be required or deemed advisable, Symbol and Telxon currently contemplate that such approval or action would be sought. The failure to make any such filings or to obtain any such approvals is not anticipated to have a material effect on the merger or the combined company. Symbol and Telxon believe that they will have obtained all material required regulatory approvals in connection with the merger prior to the special meeting.


     At any time before or after the merger and notwithstanding expiration of the waiting period, the FTC, the Antitrust Division and state and foreign antitrust authorities could take action under the antitrust laws to challenge the merger, including seeking to enjoin the completion of the merger, seeking the divestiture by Symbol of all or part of the stock or assets of Telxon or of other business conducted by Symbol, or seeking to subject Symbol or Telxon to certain operating conditions. There can be no assurance that a challenge to the merger will not be made or that, if such a challenge is made, Symbol or Telxon will prevail. The obligations of Symbol and Telxon to complete the merger are subject to the condition that there be no decree, order or injunction of a court of competent jurisdiction that prohibits the completion of the merger.


APPRAISAL RIGHTS

     Under Delaware Law, stockholders of Telxon will not be entitled to exercise dissenter's or appraisal rights or to demand payment for their shares in connection with the merger.

FEDERAL SECURITIES LAWS CONSEQUENCES

     The Symbol shares to be issued to Telxon stockholders in the merger will have been registered under the Securities Act of 1933, as amended. Upon issuance, these shares may be traded freely and without restriction by those stockholders not deemed to be affiliates of Telxon as that term is defined under the Securities Act. An "affiliate" of Telxon, as defined by the rules promulgated under the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with Telxon. Any transfer of Symbol shares after the merger by an affiliate of Telxon must be one permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 promulgated under the Securities Act, in the case of such persons who become affiliates of Symbol) or as otherwise permitted under the Securities Act. These restrictions are expected to apply to the directors, executive officers and holders of 10% or more of the Telxon shares (as well as to certain other related individuals or entities).

     Telxon has agreed to use its best efforts to cause each of its affiliates to deliver to Symbol a written agreement that such person will not dispose of any Symbol shares in violation of the Securities Act or the rules and regulations promulgated under the Securities Act.

     This proxy statement/prospectus does not cover resales of Symbol shares to be received by the stockholders of Telxon in the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.


RIGHTS AGREEMENT

     In connection with the execution of the merger agreement, Telxon amended its rights agreement with Computershare Investor Services, LLC, as rights agent, to provide that:

     o each of Symbol and Merger Sub is deemed to be an exempt person, as such term is defined in the rights agreement, solely for purposes of consummating the specific transactions contemplated by the merger agreement;

     o neither Symbol nor Merger Sub will become an acquiring person, as such term is defined in the rights agreement, solely as a result of the execution, delivery or performance of the merger agreement; and

     o neither the execution, delivery or performance of the merger agreement, nor the consummation of the transactions contemplated by the merger agreement will give rise to a distribution date or a triggering event, as such terms are defined in the rights agreement.

The amendment to the rights agreement was unanimously approved by the Telxon board.

                              THE MERGER AGREEMENT


     The following is a description of the material terms of the merger agreement, as amended, but does not purport to describe all the terms of the merger agreement. The full text of the merger agreement and the amendment thereto are attached as Appendix A and Appendix B to this proxy statement/prospectus and are incorporated herein by reference. TELXON SHAREHOLDERS ARE URGED TO READ THE MERGER AGREEMENT AND THE AMENDMENT THERETO IN THEIR ENTIRETY.


THE MERGER

     Subject to the terms and conditions of the merger agreement, Merger Sub will merge with and into Telxon at the effective time of the merger. The separate corporate existence of Merger Sub will cease. Telxon will be the surviving corporation in the merger and will continue its corporate existence as a wholly owned subsidiary of Symbol and will continue to be governed by the laws of the State of Delaware.

     EFFECTIVE TIME. Telxon, Merger Sub, and Symbol will complete the merger by filing a certificate of merger with the Secretary of State of the State of Delaware as soon as practicable following the satisfaction or waiver of the conditions to the merger. The date and time the certificate of merger is filed or another later time specified in the certificate of merger is the effective time of the merger.

     CERTIFICATE OF INCORPORATION AND BY-LAWS. The merger agreement provides that at the effective time of the merger the restated certificate of incorporation of Telxon will be the restated certificate of incorporation of the surviving corporation, and the by-laws of Merger Sub will be the by-laws of the surviving corporation.

     DIRECTORS AND OFFICERS. The merger agreement provides that the directors of Merger Sub immediately prior to the effective time of the merger will be the initial directors of the surviving corporation, and that the officers of Telxon immediately prior to the effective time will be the initial officers of the surviving corporation.

CONVERSION OR CANCELLATION OF TELXON SHARES AND OPTIONS IN THE MERGER

     CONVERSION OF SHARES AND OPTIONS. The merger agreement provides that, at the effective time of the merger and without any action on the part of Merger Sub, Telxon, or the holders of any of the securities listed below, each Telxon share and each option to purchase Telxon shares shall be treated as follows:

     o Each Telxon share issued and outstanding immediately prior to the effective time of the merger will be converted into 0.5 Symbol share.

     o Each unexercised and unexpired stock option to purchase Telxon shares will be converted into an option to acquire the number of Symbol shares equal to 0.5 of the number of Telxon shares subject to such option, at an exercise price per Symbol share equal to the exercise price per share of such option immediately prior to the effective time divided by 0.5, rounded down to the nearest whole cent. If the foregoing calculation results in an option being exercisable for a fraction of a Symbol share, then the number of Symbol shares subject to such option will be rounded to the nearest whole number of shares, with no cash being payable for such fractional Symbol share.

     o Each Telxon restricted share will be converted into 0.5 Symbol restricted share.

     o Each Telxon share held in the treasury of Telxon or owned by Symbol or Merger Sub will be canceled and retired without any conversion or payment made with respect to such shares.


     VESTING OF OPTIONS AND RESTRICTED SHARES. After the effective time of the merger, each new Symbol option and new Symbol restricted share referred to above will vest upon the same terms and conditions as were applicable to the related Telxon option and Telxon restricted share except that (1) the new Symbol options and restricted shares will become fully vested if, after the effective time of the merger, the employment of the holder of such new Symbol options or restricted shares is terminated without "cause" or is terminated by such holder with "good reason" (2) options granted to Telxon's key employees will vest and become exercisable immediately at the effective time of the merger, (3) all options and restricted shares granted under Mr. Paxton's employment agreement will vest, to the extent not already vested, upon completion of the merger as set forth in such employment agreement and (4) once vested, Symbol options granted to Telxon's key employees will remain exercisable following a termination of such employee's employment by Telxon without "cause" or a termination of such employment by such employee until, and such options will terminate upon, the later of the date that is one year after completion of the merger or the date that is 30 days after termination of the option holder's employment with Telxon, but not later than the otherwise applicable expiration date of the options. For a definition of "cause" or "good reason," see "Interests of Telxon Officers and Directors in the Merger" on page 27 of this document.


     FRACTIONAL SHARES. No fractional Symbol shares will be issued in the merger. In place of any fractional Symbol shares, each holder of Telxon shares who would otherwise have been entitled to a fraction of a Symbol share will be paid an amount in cash, without interest, equal to such holder's fractional interest in a Symbol share multiplied by the price of a Symbol share on the date of the closing of the merger.

     EXCHANGE OF CERTIFICATES IN THE MERGER. Symbol will designate a bank or trust company to act as exchange agent for Telxon stockholders to receive the Symbol shares and any cash payable in place of any fractional interests in Symbol shares to which Telxon stockholders become entitled as provided in the merger agreement and will deposit Symbol shares and cash sufficient to make all required payments under the merger agreement with the exchange agent. Promptly after the effective time, the exchange agent will mail to each holder of record of certificates that immediately prior to the effective time represented outstanding Telxon shares a letter of transmittal and instructions for use in effecting the surrender of certificates. The letter of transmittal and instructions are for use by each holder of record in surrendering the certificates in exchange for certificates representing Symbol shares and cash for any fractional shares thereof to which such holder would otherwise be entitled. WE REQUEST THAT YOU NOT SURRENDER YOUR CERTIFICATES FOR EXCHANGE UNTIL YOU RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS. No dividends or other distributions declared or made after the effective time with respect to Symbol shares will be paid to the holder of record of any unsurrendered certificate. However, the holder of record will be paid, without interest, upon surrender of such certificate, any dividends or distributions with a record date after the effective time but a payment between the effective time and the time of surrender. No transfers of Telxon shares will be made after the effective time.

LISTING OF SYMBOL COMMON STOCK

     Symbol has agreed to use its reasonable best efforts to cause the Symbol shares to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance. This approval is a condition to the obligations of the parties to complete the merger.

REPRESENTATIONS AND WARRANTIES

     REPRESENTATIONS AND WARRANTIES BY TELXON. The merger agreement includes customary representations and warranties by Telxon to Symbol, including representations and warranties as to:

     o corporate organization, standing and power of Telxon and its subsidiaries;

     o the certificate of incorporation, by-laws and minutes of Telxon and its material subsidiaries;

     o   capitalization of Telxon and its subsidiaries;

     o power and authority of Telxon to execute and deliver the merger agreement and to perform its obligations under, and to complete the transactions contemplated by, the merger agreement, including approval of the Telxon board, subject to stockholder approval;

     o no conflict with organization documents, laws and orders and required consents and authorizations of governmental entities and third parties;

     o compliance with applicable organizational documents, laws and agreements and possession and validity of necessary government permits;

     o Telxon's financial statements and reports filed with the SEC and compliance with SEC rules and regulations;

     o conduct by Telxon and its subsidiaries of business in the ordinary course and consistent with past practice since March 31, 2000 and the absence of any event or development since that date which would reasonably be expected to have a material adverse effect on Telxon or prevent or materially impair Telxon's performance under the merger agreement;

    o litigation;

    o Telxon's employee benefit plans;

    o tax matters;

    o environmental matters;

    o material contracts;

    o intellectual property matters;

    o affiliate transactions;

    o opinion delivered by Telxon's financial advisor;

    o accuracy of information provided by Telxon in this document;

    o brokers and finders employed by Telxon;

    o required vote of Telxon's stockholders;

    o qualification of the merger as a tax-free reorganization;

    o amendment of Telxon's rights plan so that the merger will not trigger the rights under the rights plan and that the rights plan will terminate immediately prior to the effective time; and

    o Telxon's ownership of shares of Cisco.

     REPRESENTATIONS AND WARRANTIES BY SYMBOL AND MERGER SUB. The merger agreement also includes customary representations and warranties by Symbol and Merger Sub as to:

    o corporate organization, standing and power of Symbol and Merger Sub;

    o certificate of incorporation and by-laws of Symbol and Merger Sub;

    o capitalization of Symbol and Merger Sub;

    o power and authority of Symbol and Merger Sub to execute and deliver the merger agreement and to perform their obligations under, and to complete the transactions contemplated by, the merger agreement;

    o no conflict with organization documents, laws and orders and required consents and authorizations of governmental entities and third parties;

    o Symbol's financial statements and reports filed with the SEC and compliance with SEC rules and regulations;

    o conduct by Symbol and its subsidiaries of business in the ordinary course and consistent with past practice since December 31, 1999 and the absence since that date of any event or development which would reasonably be expected to have a material adverse effect on Symbol or materially impair Symbol's performance under the merger agreement;

    o litigation;

    o qualification of the merger as a tax-free reorganization;

    o brokers and finders employed by Symbol;

    o accuracy of information provided by Symbol in this document; and

    o absence of knowledge as to material breaches of Telxon's representations.

CONDUCT OF BUSINESS PENDING THE MERGER

     CONDUCT OF BUSINESS OF TELXON PENDING THE MERGER. Telxon has agreed to conduct its business in the ordinary course consistent with past practice and to use reasonable best efforts to preserve substantially intact its business organization, and to keep available the services of its current officers, consultants and key employees and to preserve its current relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having significant business relations with Telxon or its subsidiaries. Telxon has agreed that, with certain exceptions, it will not, and will not permit any of its subsidiaries to do any of the following without the prior written consent of Symbol:

 Amendments to organizational documents

    o amend its certificate of incorporation or by-laws or equivalent organizational documents;

 Sale of Securities or Assets

    o issue, sell, pledge, dispose of or encumber any shares of capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock;

    o except for sales of goods and products in the ordinary course of business consistent with past practice, sell, pledge, dispose of or otherwise encumber any property or assets with a fair market value or book value in excess of $1 million in the aggregate;

 Dividends, stock splits and redemptions

    o declare, set aside, make or pay any dividend or other distribution;

    o reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire any capital stock;

 Acquisitions; indebtedness; capital expenditures; material transactions and contracts

    o acquire any corporation, partnership or other business organization or division or any assets with a fair market value or book value of $1 million in the aggregate, except for the purchase of raw materials, inventory and supplies in the ordinary course of business and capital expenditures permitted under the merger agreement;

    o incur any indebtedness for borrowed money (other than borrowings of up to $25 million in the aggregate in the ordinary course of business and up to $10 million to pay expenses relating to the merger) or assume, guarantee or endorse the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person;

    o enter into any transaction, contract, commitment, arrangement or understanding with any Telxon affiliate;

    o enter into any commitments or transactions involving consideration, transfer of assets or payments in excess of $5 million or otherwise material to Telxon and its subsidiaries taken as a whole;

    o enter into any new material line of business;

    o authorize any single capital expenditure in excess of $2 million or capital expenditures which are, in the aggregate, in excess of $10 million;

    o enter into, amend in any material respect, renew or terminate any contract or agreement involving consideration or payments in excess of $1 million, any joint venture arrangements or any other contract, agreement, commitment or arrangement with respect to any of the matters set forth in this section;

 Compensation

    o increase or otherwise amend the compensation or fringe benefits of any of its directors, officers or employees, except increases in salary or wages of employees who are not officers in the ordinary course of business consistent with past practice not to exceed $1.5 million in the aggregate;


    o grant any retention, severance or termination pay not currently required to be paid under existing severance plans or enter into, or amend, renew or terminate, any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee;

    o establish, adopt, enter into or amend, renew or terminate any collective bargaining agreement or employee benefit arrangement;

    o amend the terms of any outstanding options to purchase any equity of Telxon or any of its subsidiaries;

 Accounting and tax

    o except as may be required as a result of a change in law or in generally accepted accounting principles, change any accounting practices or principles;

    o revalue any of its assets in any material respect, including, without limitation, writing down the value of inventory or notes or accounts receivable;

    o take any action that would prevent the merger from qualifying as a tax-free reorganization;

    o except as may be required by law, make or change any tax election, file any amended tax return, settle or compromise any tax liability, change any annual tax accounting period, change any method of tax accounting, enter into any closing agreement relating to any tax, surrender any right to claim a tax refund, or consent to any extension or waiver of the limitations period applicable to any tax claim or assessment;

 Claims

    o settle or compromise any pending or threatened suit, action or claim which is in an aggregate amount in excess of $500,000 (provided that such settlement or compromise does not involve any material non-monetary obligations) or which relates to the transactions contemplated by the merger agreement;

    o pay, discharge or satisfy any claims, liabilities or obligations in excess of $500,000, other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of Telxon or incurred in the ordinary course of business and consistent with past practice;

 Insurance

    o fail to use reasonable best efforts to maintain in full force and effect existing insurance policies;

 Noncompete and change of control provisions

    o enter into or amend any agreement or contract so as to include or amend any noncompete or change of control provision;

 Conditions

    o take, authorize or offer to take, or agree to take in writing or otherwise, any action which would reasonably be expected to result in any of the conditions to the merger not being satisfied.

     CONDUCT OF BUSINESS OF SYMBOL PENDING THE MERGER. Symbol has agreed to use reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having business dealings with it to the end that its goodwill and ongoing businesses will be unimpaired, in each case to the extent commercially appropriate. Symbol has also agreed that, subject to certain exceptions, it will not do any of the following without the prior consent of
Telxon:

 Amendments to organizational documents

    o amend its certificate of incorporation or by-laws in a manner that would be materially adverse to the holders of Symbol common stock;

 Issuance of Securities

    o other than in connection with acquisitions having a value of not more than $750,000,000 in the aggregate, issue, sell, pledge, dispose of or encumber any shares of capital stock or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, if any such action would reasonably be expected to prevent or materially delay the merger;

 Acquisitions

    o acquire any corporation, partnership or other business organization or division, if any such action would reasonably be expected to delay materially the consummation of the merger;

 Conditions

    o take, or offer or propose to take, or agree to take in writing or otherwise, any action which would reasonably be likely to result in any of the conditions to the merger not being satisfied.

NON-SOLICITATION COVENANT

     The merger agreement provides that neither Telxon nor any of its subsidiaries, including their employees, officers, directors, agents, investment bankers, attorneys, accountants and other representatives, will, directly or indirectly:

    o initiate, solicit, encourage or otherwise facilitate, including by way of furnishing information, any Acquisition Proposal;

    o have any discussions with, or provide any confidential information or data to, any person in connection with any Acquisition Proposal; or

    o engage in any negotiations concerning an Acquisition Proposal, or otherwise facilitate any effort or attempt to make, or accept an Acquisition Proposal.

     However, Telxon may comply with Rule 14e-2(a) promulgated under the Securities Exchange Act of 1934. In addition, Telxon may engage in discussions or negotiations with, or provide information to, any person in response to an unsolicited bona fide written Acquisition Proposal by that person, to the extent that:

    o the Telxon stockholders' meeting relating to the merger has not yet taken place;

    o the Telxon board by majority vote concludes, in good faith, after consultation with its financial and legal advisors, that, as a result of such Acquisition Proposal, such action is reasonably necessary for the board to act in a manner consistent with its fiduciary duties under applicable law; and

    o prior to providing any information or data to that person, the Telxon board receives an executed confidentiality agreement from that person on terms no less favorable to Telxon than those in place with Symbol.

The Telxon board will promptly notify Symbol of any such proposal, including the name of such person and the material terms and conditions of any proposals or offers. Telxon will keep Symbol informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

     "Acquisition Proposal" means any offer or proposal concerning:

    o any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Telxon or any of its subsidiaries; or

    o any purchase or sale of all or any significant portion of the assets or 15% or more of the voting securities of Telxon or any of its subsidiaries.


ADDITIONAL COVENANTS AND AGREEMENTS

     STOCKHOLDERS' MEETING. In the merger agreement, Telxon agreed to promptly call the special meeting relating to the required stockholder approval of the merger and to hold such meeting as soon as practicable after this document is declared effective by the SEC. Telxon's board has agreed to recommend that its stockholders approve the merger and to take all reasonable and lawful action to solicit and obtain such approval. The Telxon board may withdraw, amend or modify in a manner adverse to Symbol its recommendation of the merger only if:

    o Telxon has complied in all material respects with the non-solicitation covenant;

    o an unsolicited Superior Proposal has been made by any person and is pending; and

    o Telxon has notified Symbol of such Superior Proposal at least five business days in advance of its intention to effect such withdrawal, amendment or modification.

     "Superior Proposal" means a bona fide written Acquisition Proposal which the Telxon board concludes in good faith, after consultation with its financial and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation:

    o would, if consummated, be more favorable to Telxon's stockholders, from a financial point of view, than the transactions contemplated by the merger agreement; and

    o is reasonably capable of being completed.

For purposes of this definition of "Superior Proposal," the reference to "15% or more" in the definition of "Acquisition Proposal" is deemed to refer to "a majority" and "Acquisition Proposal" shall only be deemed to refer to a transaction involving voting securities of Telxon, and the reference to "assets," including the shares of any Telxon subsidiary, is deemed to refer to the assets of Telxon and its subsidiaries, taken as a whole, and not the assets of any of the subsidiaries alone.

     ACCESS. Symbol and Telxon have agreed to afford the other party reasonable access at all reasonable times to its officers, employees, auditors, legal counsel, properties, offices, plants and other facilities and to all books and records, and to furnish the other party with all financial, operating and other data and information as the other party may from time to time reasonably request. In addition, Symbol may initiate communications with any officer or key employee of Telxon for the purpose of addressing the prospective retention of such officer or employee following the merger, provided that (1) Symbol believes, in good faith, that there is a compelling, legitimate business need to initiate such communication prior to the merger, (2) such communications is conducted in coordination with Telxon's chief executive officer and (3) Symbol will not solicit to hire such officer or key employee through such communications.


     EMPLOYEE BENEFITS MATTERS. As of the effective time of the merger, Telxon and Symbol will be responsible for all Telxon plans and benefits accrued thereunder; provided, that such plans may be amended or terminated in accordance with their terms at any time after the merger. Nothing in the merger agreement will prevent the termination of any employee of Telxon. After the merger, Telxon's employees will be entitled to participate in the employee benefit plans of Symbol (including, without limitation, equity based employee benefits plans) on substantially the same terms and conditions as Symbol's employees, provided that, Symbol will be permitted to keep Telxon's employee benefits plans (other than Telxon's equity based employee benefits plans which will be discontinued as of the effective time) in place through June 30, 2001 and provide Telxon's employees with benefits under such plans in substantially the same manner as presently provided.


     REASONABLE BEST EFFORTS. Telxon and Symbol will use reasonable best efforts to obtain government approvals for the merger. Symbol will not be required to provide any undertakings or agree to any condition that could reasonably be expected to (1) result in a substantial detriment to Symbol's or Telxon's business, financial condition, results of operations or prospects or
(2) materially diminish the strategic or financial benefits of the merger.

     D&O INDEMNIFICATION AND INSURANCE. For a period of six years, Symbol agrees to cause Telxon to continue to indemnify Telxon's directors and officers for actions and omissions prior to the merger and to cause Telxon to keep the current indemnification provisions in Telxon's charter and by-laws in effect. For a period of three years, Symbol agrees to cause Telxon to maintain in effect Telxon's directors' and officers' insurance policies with respect to actions and omissions prior to the merger, provided, that the cost of such insurance does not exceed 125% of the most recent annual premium paid by Telxon. In the event such premium exceeds such amount, Symbol will cause Telxon to maintain the maximum amount of such insurance coverage available at an annual premium equal to 125% of the most recent annual premium paid by Telxon.

     CISCO SHARES. Without the prior written consent of Symbol, Telxon will not sell or otherwise transfer, or enter into any new hedging transaction in respect of, any Cisco shares acquired in the Aironet merger.

     OPERATING EXPENSES. Telxon has agreed to limit its operating expenses prior to the merger to budgeted amounts.

CONDITIONS

     The merger agreement generally provides that the obligations of the parties to complete the transactions contemplated in the merger agreement are subject to customary conditions, including the following:

     STOCKHOLDER APPROVAL. Adoption of the merger agreement by the affirmative vote of a majority of the holders of Telxon common stock.

     NO ORDER. No statute, rule, regulation, executive order, decree, ruling, injunction or other order, whether temporary, preliminary or permanent, shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits, restrains, enjoins or restricts the consummation of the merger, provided, however, that the parties will use their reasonable best efforts to cause any such decree, ruling, injunction or other order to be vacated or lifted.

     HSR ACT. Expiration or termination of any waiting period applicable to the merger under the HSR Act and any applicable foreign antitrust or competition laws.

     FORM S-4. This document having been declared effective by the SEC under the Securities Act and not being the subject of any stop order or proceedings seeking a stop order, and any material "blue sky" and other state securities laws applicable to the registration of Symbol common stock to be exchanged for Telxon common stock to be issued in the merger having been complied with.

     NYSE. Approval of Symbol common stock to be issued in the merger for listing on the NYSE, subject only to official notice of issuance.

     TAX OPINIONS. The opinion from the legal advisors to Symbol and Telxon, respectively, to the effect that:

    o the merger will be treated for federal income tax purposes as a tax-free reorganization under the Internal Revenue Code; and

    o Symbol, Merger Sub, and Telxon will each be a party to a tax-free reorganization under the Internal Revenue Code.

     AGREEMENTS AND COVENANTS. Each party having performed in all material respects their agreements and covenants contained in the merger agreement required to be performed on or before the closing of the merger.

     REPRESENTATIONS AND WARRANTIES OF SYMBOL. The representations and warranties of Symbol and Merger Sub contained in the merger agreement which are qualified as to materiality being true in all respects and those representations and warranties which are not qualified as to materiality being true in all material respects.

     REPRESENTATIONS AND WARRANTIES OF TELXON.

    o the representations and warranties of Telxon contained in the merger agreement which are qualified as to materiality being true in all respects and those representations and warranties which are not qualified as to materiality being true in all material respects, except to the extent that the aggregate effect of all inaccuracies in certain representations and warranties would not reasonably be expected to result in costs, liabilities, payments, damages or expenses to Telxon or Symbol in excess of $25 million; and

    o the aggregate effect of all inaccuracies in the representations and warranties of Telxon contained in the merger agreement, without giving effect to any qualifications as to materiality, would not reasonably be expected to have a "material adverse effect."

     Material Adverse Change. At any time on or after the date of the merger agreement, there having occurred no material adverse change in the business, assets, including intangible assets, liabilities including contingent liabilities, financial condition or results of operations of either party and its subsidiaries taken as a whole, except for changes resulting from:

    o the United States economy in general and not relating specifically to the business of that party and its subsidiaries taken as a whole;

    o revenue declines attributable to long-standing customers of that party becoming customers of the other party after the date of the merger agreement; or

    o with respect to Telxon, the exercise by third parties of their rights under contracts with Telxon.

     LITIGATION AND OTHER PROCEEDINGS. No suit, action or proceeding is pending by any governmental authority or any other third party, other than Telxon shareholders in their capacity as shareholders:

    o challenging or seeking to enjoin or prohibit the merger or seeking to obtain from Symbol or any of its subsidiaries any material damages in connection with the transactions contemplated in the merger agreement;

    o seeking to enjoin or prohibit the ownership or operation by Telxon, Symbol or any of their respective subsidiaries of any material portion of the business or assets of Telxon, Symbol or any of their respective subsidiaries, to dispose of or hold separate any significant portion of the business or assets of Telxon, Symbol or any of their respective subsidiaries, as a result of the transactions contemplated by the merger agreement; or

    o seeking to enjoin or prohibit Symbol or any of its subsidiaries from controlling in any material respect the business or operations of Telxon or its subsidiaries.

Notwithstanding the foregoing, it shall not be a condition to closing if there shall be pending any suit, action or proceeding by any third party, other than a governmental authority, seeking any of the relief specified above, if the suit, action or proceeding shall allege violations of federal, state or foreign antitrust or competition laws, unless Symbol's board concludes, taking into account the advice of outside counsel, that such third party has a reasonable probability of obtaining such relief.

TERMINATION

     The merger agreement may be terminated and the merger abandoned at any time, whether before or after approval of the merger by the stockholders of
Telxon:

    o by mutual written consent of Symbol and Telxon.

    o by either Symbol or Telxon, if the merger has not been completed on or before March 31, 2001 unless the failure to complete the merger by such date shall be due to the failure of the party seeking to terminate the merger agreement to perform its obligations under the merger agreement.

    o by Symbol or Telxon, if the merger agreement fails to receive the requisite vote for approval by the Telxon stockholders at the special meeting or any adjournment of that meeting.

    o by Symbol or Telxon if any court or other governmental body of competent jurisdiction shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is or shall have become final and nonappealable, provided that the terminating party shall have used reasonable best efforts to resist or resolve any such action.

    o by Symbol or Telxon if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party which would reasonably be expected to result in a closing condition not being satisfied and which has not been cured within 30 days following written notice of the breach.

    o by Symbol, if:

      -- the Telxon board has failed to recommend or withdrawn, modified or amended in any respect adverse to Symbol or Merger Sub its approval or recommendation of the merger agreement, the merger or any of the other transactions contemplated by the merger agreement or resolved to do so;


      -- the Telxon board has approved or recommended a Superior Proposal from a person (other than Symbol) or resolved to do so; or

      -- Telxon breaches in any material respect any of its agreements set forth in the non-solicitation covenant of the merger agreement.

    o by Telxon, prior to adoption of the merger agreement by Telxon stockholders, if the Telxon board has determined by majority vote that an Acquisition Proposal constitutes a Superior Proposal and has determined to approve such Superior Proposal, provided, however, that:

      -- Telxon has given Symbol five business days' notice of its intention to terminate the merger agreement, specifying all material terms and conditions of, and identifying the party making, the Superior Proposal;


      -- in the five business day period, Telxon gives Symbol the opportunity to modify the terms and conditions of the merger agreement as would enable Telxon and Symbol to proceed with the transactions contemplated by the merger agreement;

      -- the Telxon board has determined in good faith, after giving effect to all concessions and modifications which may be offered by Symbol, on the basis of the advice of its financial advisors and outside legal counsel, that such proposal is a Superior Proposal;

      -- Telxon has complied in all material respects with the non-solicitation covenant of the merger agreement;

      -- the Superior Proposal is pending at the time of such termination; and

      -- Telxon pays Symbol the required termination fee.

    o by Symbol, if any person or group has acquired at least:

      -- 20% of the assets of Telxon and its subsidiaries, taken as a whole;

      -- 15% of the outstanding shares of Telxon common stock in a transaction or series of transactions approved by the Telxon board; or

      -- 25% of the outstanding shares of Telxon common stock.

     EFFECT OF TERMINATION. The merger agreement provides that, in the event of termination of the merger by either Telxon or Symbol, the merger agreement will become void, and there will be no liability under the merger agreement on the part of Symbol or Telxon except to the extent such termination results from a willful breach, other than with respect to any termination fee which may be payable and the agreement to share fees and expenses associated with the filing of this document with the SEC and the printing and mailing of this document to stockholders, and the confidentiality agreement between Telxon and Symbol will remain in effect.

     TERMINATION FEE PAYABLE BY TELXON. In the merger agreement, Symbol and Telxon agreed that Telxon will pay to Symbol the sum of $25 million if any of the following termination events occur:

    o Symbol terminates the merger agreement because:

      -- the Telxon board has failed to recommend or withdrawn, modified or amended in any respect adverse to Symbol or Merger Sub its approval or recommendation of the merger agreement, the merger or any of the other transactions contemplated by the merger agreement or resolved to do so;


      -- the Telxon board has approved or recommended a Superior Proposal or resolved to do so; or

      -- Telxon has breached in any material respect the non-solicitation covenant.

    o Telxon terminates the merger agreement to approve a Superior Proposal in accordance with the merger agreement.

    o Symbol terminates the merger agreement because any person or group has acquired at least:

      -- 20% of the assets of Telxon and its subsidiaries, taken as a whole;

      -- 15% of the outstanding shares of Telxon common stock in a transaction or series of transactions approved by the Telxon board; or

      -- 25% of the outstanding shares of Telxon common stock.

     Telxon will also pay to Symbol the sum of $25 million if the following events occur:

    o the merger agreement is terminated

      -- due to the failure to receive the requisite vote of Telxon's stockholders and either

        (1) an Acquisition Proposal shall be pending on the date of the special meeting or shall have been publicly announced in the 20 business day period preceding the special meeting or

        (2) average closing price of Symbol shares for the 10 trading day period immediately preceding the special meeting exceeds $44 per share; or

      -- due to a breach of Telxon's representations, warranties, agreements or covenants which would reasonably be expected to result in a closing condition not being satisfied; and


   o within twelve months of the termination of the merger agreement, Telxon enters into an agreement with respect to an alternative acquisition transaction or an alternative acquisition transaction is consummated.


     TERMINATION FEE PAYABLE BY SYMBOL. Symbol will pay to Telxon the sum of $25 million if the following events occur:

   o the merger is not completed by March 31, 2001 due to the failure to satisfy the conditions relating to (1) the HSR Act, (2) this document being declared effective by the SEC, (3) the NYSE listing of the Symbol shares to be issued in the merger or (4) the absence of breaches of Symbol's representations, warranties, agreements and covenants; or

   o the merger agreement is terminated due to a breach of Symbol's representations, warranties, agreements or covenants which would reasonably be expected to result in a closing condition not being satisfied.

AMENDMENT; WAIVER

     The merger agreement may be amended by action taken by or on behalf of the parties' respective Boards at any time before or after any requisite approval by Telxon stockholders of the merger. After approval of the merger by the Telxon stockholders, no amendment may be made without further stockholder approval which, by law, requires further approval by such stockholders.

     The merger agreement provides that any party to the merger agreement may:
(1) extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement, (2) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and (3) waive compliance with any of the agreements and conditions contained in the merger agreement, subject to the requirements of applicable law. The failure of any party to the merger agreement to assert any of its rights under the merger agreement or otherwise will not constitute a waiver of such rights.

         UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The Unaudited Pro Forma Condensed Combined Financial Information of Symbol and Telxon presented below is derived from the historical consolidated financial statements of each of Symbol and Telxon. The Unaudited Pro Forma Condensed Combined Financial Information is prepared using the purchase method of accounting, with Symbol treated as the acquiror and as if the transactions had been completed as of January 1, 1999 for statement of operations purposes and on June 30, 2000 for balance sheet purposes.


     For a summary of the proposed business combination, see "The Merger" beginning on page 33 of this proxy statement/prospectus.


     The Unaudited Pro Forma Condensed Combined Financial Information is based upon the historical financial statements of Symbol and Telxon adjusted to give effect to the business combination. The pro forma assumptions and adjustments are described in the accompanying notes presented on the following pages. The assumptions and related pro forma adjustments have been developed from (1) the audited consolidated financial statements of Symbol contained in Symbol's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and from the unaudited financial statements of Symbol contained in Symbol's Quarterly Report on Form 10-Q for the period ended June 30, 2000, which are incorporated by reference in this proxy statement/prospectus, and (2) the audited financial statements of Telxon contained in Telxon's Annual Report on Form 10-K for the fiscal year ended March 31, 2000 and from the unaudited financial statements of Telxon contained in Telxon's Quarterly Report on From 10-Q for the period ended June 30, 2000, which are incorporated by reference in this proxy statement/prospectus. In addition, the audited financial statements contained in Telxon's Annual Report on Form 10-K for the fiscal year ended March 31, 1999 and the unaudited financial statements of Telxon contained in Telxon's Quarterly Reports on Form 10-Q for the periods ended June 30, 1999, September 30, 1999, and December 31, 1999, have been used to conform the financial reporting periods of Telxon to those of Symbol.


     For the purpose of the Unaudited Pro Forma Condensed Combined Financial Information presented below, the purchase price has been calculated based upon the share price of $43.11 for each Symbol common share. This price represents the weighted average closing market price of Symbol's stock as of July 26, 2000, the date the proposed merger was announced, and for the two trading days prior to and five trading days subsequent to July 26, 2000.


     The unaudited pro forma results of operations reflect adjustments, which are based upon preliminary estimates, to reflect the allocation of purchase consideration to the acquired assets and liabilities of Telxon. The final allocation of the purchase consideration will be determined after the completion of the merger and will be based on appraisals and a comprehensive final evaluation of the fair value of Telxon's tangible assets acquired, liabilities assumed, identifiable intangible assets and goodwill at the time of the merger. The final determination of tangible and intangible assets may result in depreciation and amortization expense that is different than the preliminary estimates of these amounts. To the extent that a portion of the purchase price is allocated to in-process research and development as is anticipated, a charge will be recognized for the period in which the merger occurs. That charge may be material to Symbol's results of operations.


     The Unaudited Pro Forma Condensed Combined Financial Information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Symbol would have been had the merger occurred on the date assumed, nor is it necessarily indicative of future consolidated results of operations or financial position.


     The Unaudited Pro Forma Condensed Combined Financial Information does not include the realization of cost savings from operating efficiencies, synergies or other restructurings resulting from the merger.


     The Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with the separate historical consolidated financial statements and accompanying notes of Symbol and Telxon that are incorporated by reference in this proxy statement/prospectus.

            PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS OF
                                    SYMBOL
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                                                                               COMBINED
                                                   HISTORICAL       HISTORICAL           PRO FORMA             PRO FORMA
                                                    SYMBOL(a)        TELXON(b)          ADJUSTMENTS             RESULTS
                                                 --------------   --------------   --------------------   ------------------
NET REVENUE ..................................     $1,139,290       $  355,036        $    (9,716)(c)        $1,484,610
COST OF REVENUE ..............................        636,084          285,441             (6,881)(c)           914,644
AMORTIZATION OF SOFTWARE DEVELOPMENT
 COSTS .......................................         18,472            5,405                 --                23,877
                                                   ----------       ----------        -----------            ----------
GROSS PROFIT .................................        484,734           64,190             (2,835)(d)           546,089
OPERATING EXPENSES:
 Engineering .................................         81,944           32,429                 --               114,373
 Selling, general and administrative .........        220,753          146,208                 --               366,961
 Amortization of excess of cost over fair
   value of net assets acquired ..............          5,092              943              9,523 (e)            15,558
                                                   ----------       ----------        -----------            ----------
                                                      307,789          179,580              9,523 (d)           496,892
EARNINGS (LOSS) FROM OPERATIONS ..............        176,945         (115,390)           (12,358)               49,197
OTHER (EXPENSE)/INCOME:
 Interest expense ............................         (5,821)         (12,673)                --               (18,494)
 Gain on sale of subsidiary stock ............             --           32,167                 --                32,167
 Other non-operating expense .................             --           (1,076)                --                (1,076)
                                                   ----------       ----------        -----------            ----------
                                                       (5,821)          18,418                 --                12,597
EARNINGS (LOSS) BEFORE INCOME TAXES ..........        171,124          (96,972)           (12,358)               61,794
PROVISION FOR INCOME TAXES ...................         54,760            4,839            (38,589) (f)           21,010
                                                   ----------       ----------        -----------            ----------
NET EARNINGS (LOSS) ..........................     $  116,364       $ (101,811)       $    26,231            $   40,784
                                                   ==========       ==========        ===========            ==========
EARNINGS PER SHARE:
 Basic .......................................     $     0.88                                                $     0.29
 Diluted .....................................     $     0.82                                                $     0.27
WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING:
 Basic .......................................        132,488                                                   142,488 (g)
 Diluted .....................................        141,572                                                   151,872 (g)

                             See accompanying notes

            PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS OF
                                    SYMBOL
                    FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                                                                           COMBINED
                                                    HISTORICAL     HISTORICAL         PRO FORMA            PRO FORMA
                                                     SYMBOL(a)      TELXON(b)        ADJUSTMENTS            RESULTS
                                                   ------------   ------------   ------------------   ------------------
NET REVENUE ....................................     $661,409      $ 170,995         $  (7,459)(c)       $  824,945
COST OF REVENUE ................................      375,928        140,373            (4,459)(c)          511,842
AMORTIZATION OF SOFTWARE DEVELOPMENT
 COSTS .........................................       11,328          2,414                --               13,742
                                                     --------      ---------         ---------           ----------
GROSS PROFIT ...................................      274,153         28,208            (3,000)(d)          299,361
OPERATING EXPENSES:
 Engineering ...................................       45,070         13,674                --               58,744
 Selling, general and administrative ...........      122,819         80,748                --              203,567
 Amortization of excess of cost over fair
   value of net assets acquired ................        2,799          1,923             4,762 (e)            9,484
                                                     --------      ---------         ---------           ----------
                                                      170,688         96,345             4,762 (d)          271,795
EARNINGS (LOSS) FROM OPERATIONS ................      103,465        (68,137)           (7,762)              27,566
OTHER (EXPENSE)/INCOME:
 Interest expense ..............................       (3,593)        (4,794)               --               (8,387)
 Gain on sale of marketable securities .........           --        396,161                --              396,161
 Other non-operating income ....................           --            149                --                  149
                                                     --------      ---------         ---------           ----------
                                                       (3,593)       391,516                --              387,923
EARNINGS BEFORE INCOME TAXES ...................       99,872        323,379            (7,762)             415,489
PROVISION FOR INCOME TAXES .....................       31,959         64,946            44,361 (f)          141,266
                                                     --------      ---------         ---------           ----------
NET EARNINGS BEFORE EXTRAORDINARY ITEM .........     $ 67,913      $ 258,433         $ (52,123)          $  274,223
                                                     ========      =========         =========           ==========
EARNINGS PER SHARE BEFORE EXTRAORDINARY
 ITEM:
 Basic .........................................     $   0.50                                            $     1.88
 Diluted .......................................     $   0.46                                            $     1.75
WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING:
 Basic .........................................      135,857                                               145,857 (g)
 Diluted .......................................      146,591                                               156,891 (g)

                             See accompanying notes

                  PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                   OF SYMBOL
                              AS OF JUNE 30, 2000
                                  (UNAUDITED)
                                (IN THOUSANDS)




                                                 HISTORICAL     HISTORICAL           PRO FORMA            COMBINED
                                                   SYMBOL        TELXON(b)          ADJUSTMENTS          PRO FORMA
                                                ------------   ------------   ----------------------   -------------
ASSETS:
Current Assets:
 Cash, including temporary investments ......    $   39,553      $  5,620         $        --           $   45,173
 Accounts Receivable, less allowance for
   doubtful accounts ........................       298,164        76,100              (4,401)(c)          369,863
 Inventories ................................       284,741        91,820                  --              376,561
 Prepaid and refundable income taxes ........        18,078            --                  --               18,078
 Deferred income taxes ......................        50,953        25,642                  --               76,595
 Other current assets .......................        72,666        10,808                  --               83,474
                                                 ----------      --------         --------------        ----------
   TOTAL CURRENT ASSETS .....................       764,155       209,990              (4,401)             969,744
PROPERTY, PLANT AND EQUIPMENT, NET ..........       225,168        59,205                  --              284,373
INTANGIBLE AND OTHER ASSETS, NET ............       263,998        29,070             142,844 (h,i)        435,912
INVESTMENT IN MARKETABLE SECURITIES .........         7,680       264,807                  --              272,487
                                                 ----------      --------         --------------        ----------
                                                 $1,261,001      $563,072         $   138,443           $1,962,516
                                                 ==========      ========         ==============        ==========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current Liabilities:
 Accounts Payable and accrued expenses.......    $  167,309      $ 77,439         $    15,599(c,i)      $  260,347
 Current portion of long-term debt ..........        18,189            --                  --               18,189
 Income taxes payable .......................            --         4,498                  --                4,498
 Deferred revenue and other liabilities .....        22,063        11,489                  --               33,552
                                                 ----------      --------         --------------        ----------
   TOTAL CURRENT LIABILITIES ................       207,561        93,426              15,599              316,586
LONG-TERM DEBT, LESS CURRENT MATURITIES......       150,855            --                  --              150,855
CONVERTIBLE SUBORDINATED NOTES AND
 DEBENTURES .................................            --       106,913                  --              106,913
OTHER LIABILITIES AND DEFERRED REVENUES .....        72,336        89,900                  --              162,236
                                                 ----------      --------         --------------        ----------
 TOTAL LIABILITIES ..........................       430,752       290,239              15,599              736,590
STOCKHOLDERS' EQUITY ........................       830,249       272,833             122,844            1,225,926
                                                 ----------      --------         --------------        ----------
                                                 $1,261,001      $563,072         $   138,443           $1,962,516
                                                 ==========      ========         ==============        ==========

                             See accompanying notes

                            NOTES TO THE PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS


(a)        Adjusted to reflect 3 for 2 stock split effective April 5, 2000.

(b) Certain reclassifications were made to conform the presentation of Telxon to that of Symbol.

(c) Prior to the merger, Symbol acted as a supplier of certain products and as a licensor to Telxon. At that time, those sales and licenses were treated as arm's-length transactions between unrelated parties. As a combined entity, these transactions are classified as intercompany transactions and must be eliminated when preparing the pro forma combined financial statements. Therefore, sales of those items remaining in inventory and not sold through to a third party as well as license revenue have been eliminated. For balance sheet purposes, the related account receivable and account payable have also been eliminated as of the balance sheet date.

(d) Does not include the realization of cost savings from operating efficiencies, synergies or other restructurings resulting from the merger.

(e) Represents the applicable period of amortization expense calculated using an average 15 year amortization period. This average 15 year period is Symbol's preliminary best estimate of the overall amortization period until such time as the analysis and independent appraisal which is sufficient to allocate the purchase price and amortization period to the applicable intangibles has been contemplated. Annual amortization expense would be reduced by approximately $1.0 million for every $15.0 million of purchase price allocated to in-process purchased research and development.

(f) Represents the estimated tax effect of the pro forma adjustments at an estimated effective tax rate of 34%.

(g) Represents Symbol's weighted average number of common shares outstanding for the period and 10.0 million shares to be issued as a result of the merger (using an exchange ratio of 0.5), based on an estimated 17.5 million Telxon common shares outstanding and assuming the exercise of 2.5 million Telxon stock options which are vested or will become vested prior to or as a result of the merger. The number of additional Symbol common shares assumed to be issued (0.3 million) in connection with the merger, as a result of the exchange of the remaining Telxon stock options for Symbol stock options, was calculated based on the treasury method. In addition, Telxon's convertible subordinated notes and debentures were excluded because the market price of Telxon shares is currently below the conversion price.

(h) Estimated excess of cost over historical book value of net assets acquired from the preliminary allocation of the purchase price before any integration or restructuring adjustments. A final allocation and reclassification to in-process research and development expense and purchased software as is anticipated is dependent upon analysis which has not progressed to a stage where there is sufficient information to make such an allocation.

(i) Adjusted to reflect incurrence of an estimated $20.0 million of non-recurring merger-related costs. These costs include fees for financial advisors, legal advisors, accountants, printing costs, registration and transfer fees and other nominal charges. This amount does not include costs which will be incurred to integrate and restructure the operations of Symbol and Telxon.

                      DESCRIPTION OF SYMBOL CAPITAL STOCK

     The following description of certain terms of the capital stock of Symbol does not purport to be complete and is qualified in its entirety by reference to the Symbol certificate of incorporation. For more information as to how you can obtain the Symbol certificate of incorporation, see "Where You Can Find More Information."


SYMBOL COMMON STOCK


     The Symbol certificate of incorporation authorizes Symbol to issue up to 300,000,000 Symbol shares, par value $0.01 per share. Each Symbol share is entitled to one vote, in person or by proxy, at any and all meetings of the Symbol stockholders on all propositions before such meetings and on all elections of directors of Symbol. The Symbol certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Symbol preferred stock created by the Symbol board from time to time, the holders of Symbol common stock are entitled to dividends only if, when and as the dividends are declared by the Symbol board and as may be permitted by law, and, upon liquidation, will be entitled to receive pro rata all assets of Symbol available for distribution to such holders. As of September 30, 2000, 137,726,481 Symbol shares were issued and outstanding, held by approximately 1,226 holders of record. For a description of voting requirements and change of control restrictions, see "Comparison of Certain Rights of Stockholders of Symbol and Telxon."



SYMBOL PREFERRED STOCK


     Symbol is also authorized to issue 10,000,000 shares of preferred stock from time to time in one or more series and with such designation for each such series as determined by the Symbol board. The Symbol board may, without further action by the Symbol stockholders, issue a series of Symbol preferred stock and state and fix the relative rights, preferences and limitations of those shares, including the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences. Symbol does not currently have any preferred stock outstanding.



TRANSFER AGENT AND REGISTRAR

     Bank of New York is the transfer agent and registrar for the Symbol common stock.

                 COMPARISON OF CERTAIN RIGHTS OF STOCKHOLDERS
                              OF SYMBOL AND TELXON


     Upon completion of the merger, the stockholders of Telxon will become stockholders of Symbol, and the Symbol certificate of incorporation and the Symbol by-laws will govern the rights of former Telxon stockholders. Both Symbol and Telxon are incorporated under Delaware law and are subject to the Delaware General Corporation Law.



     The following is a summary of material differences between the rights of holders of Symbol common stock and the rights of holders of Telxon common stock. These differences arise from differences between the Symbol certificate of incorporation and the Symbol by-laws, on the one hand, and the Telxon certificate of incorporation and the Telxon by-laws, on the other hand. See "Description of Symbol Capital Stock." This discussion is not, and does not purport to be, complete or to identify all differences that may, under given situations, be material to stockholders. The following summaries are qualified in their entirety by reference to the Symbol certificate of incorporation and the Symbol by-laws, which are filed, or incorporated by reference, as exhibits to Symbol's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, and to the Telxon certificate of incorporation and the Telxon by-laws, which are filed as exhibits to Telxon's Annual Report on Form 10-K, as amended, for the fiscal year ended March 31, 2000. To obtain these documents, see "Where You Can Find More Information."








                                       TELXON STOCKHOLDER RIGHTS                    SYMBOL STOCKHOLDER RIGHTS
                             --------------------------------------------- ------------------------------------------
Authorized Capital Stock:    The authorized capital stock of Telxon        The authorized capital stock of Symbol
                             consists of 50 million shares of common       consists of 300 million shares of common
                             stock and 500,000 shares of preferred         stock and 10 million shares of preferred
                             stock.                                        stock.

Number of Directors:         The Telxon certificate of incorporation       The Symbol by-laws provide that the
                             provides that the Telxon board shall          Symbol board shall fix the number of
                             consist of five directors or such number as   directors by majority vote of the entire
                             the Telxon board shall fix by majority vote   board, but the number of directors cannot
                             of the members of the board then in office,   be less than one or exceed 15. The Symbol
                             but the number cannot be less than three.     board currently consists of 8 directors.
                             The Telxon board currently consists of 8
                             directors.

Classification of Board of   The Telxon board is divided into three        Symbol does not have a classified board.
 Directors:                  classes, with each class serving a staggered
                             three-year term.

Quorum for Meeting of        The Telxon by-laws provide that a             The Symbol by-laws provide that the
 Directors:                  majority of the entire Telxon board shall     majority of the total number of directors
                             constitute a quorum but in no event can       will constitute a quorum.
                             the quorum be less than three directors.

                                        TELXON STOCKHOLDER RIGHTS                       SYMBOL STOCKHOLDER RIGHTS
                             ----------------------------------------------- -----------------------------------------------
Election of Directors:       The Telxon certificate of incorporation         The Symbol by-laws provide that directors
                             provides that directors may be elected by       are elected by a plurality vote of the
                             cumulative voting. Each shareholder             holders of Symbol shares which are
                             entitled to vote generally in the election of   entitled to vote in the election of directors.
                             directors is entitled to cast as a vote for
                             the election of directors the number of
                             shares of Telxon owned multiplied by the
                             number of directors to be elected, with the
                             shareholder able to distribute the votes for
                             a single director or any number of
                             directors to be elected.

Removal of Directors:        The Telxon certificate of incorporation         The Symbol by-laws provide that directors
                             provides that directors may only be             may be removed, with or without cause, at
                             removed for cause, and only by the              a special meeting of stockholders called for
                             affirmative vote of the holders of at least     such purpose by a vote of the holders of a
                             80% of the voting power of Telxon shares        majority of the outstanding shares entitled
                             entitled to elect such director, voting         to vote in the election of directors.
                             together as a single class.

Limitations on Stockholder   The Telxon certificate of incorporation         The Symbol by-laws provide that Symbol
 Action by Written           provides that Telxon stockholders may           stockholders may take action at annual or
 Consent:                    take action at annual or special meetings       special meetings of stockholders, or by
                             of stockholders, but may not take action        written consent of the minimum number of
                             by written consent.                             votes necessary to take such action at a
                                                                             meeting at which all shares entitled to vote
                                                                             were present and voted.

Amendment of By-Laws:        The Telxon by-laws may be supplemented,         The Symbol certificate of incorporation
                             amended or repealed either by the vote of       and by-laws provide that the by-laws may
                             a majority of the stockholders represented      be altered, amended or repealed and new
                             and entitled to vote at any meeting of the      by-laws may be adopted by action of the
                             stockholders at which a quorum is present       Symbol board or the affirmative vote of
                             or by the Telxon board.                         holders of a majority of the outstanding
                                                                             shares entitled to vote on that subject
                                                                             matter.

Voting Stock:                The outstanding voting securities of Telxon     The outstanding voting securities of
                             are the Telxon common stock.                    Symbol are the Symbol common stock.

Stockholder Rights Plan:     Each Telxon share has attached to it the        Symbol does not have a rights plan in
                             right to purchase preferred shares issued       place.
                             pursuant to the Telxon rights plan. Telxon
                             has taken all action necessary to render
                             the rights issued pursuant to the Telxon
                             rights plan inapplicable to the merger.

                                     TELXON STOCKHOLDER RIGHTS                      SYMBOL STOCKHOLDER RIGHTS
                           --------------------------------------------- -----------------------------------------------
Special Meetings of        The Telxon certificate of incorporation and   The Symbol by-laws provide that the chief
 Stockholders:             by-laws provide that a special meeting of     executive officer of Symbol may call a
                           stockholders may be called by the             special meeting for any purpose. In
                           chairman of the board, chief executive        addition, the chairman, president or
                           officer, president or the Telxon board, and   secretary of Symbol shall call a special
                           shall be called by any of the foregoing if    meeting upon the written request of a
                           requested by the holders of a majority of     majority of the directors or the holders of
                           the outstanding shares entitled to vote.      a majority of the outstanding shares
                                                                         entitled to vote in the election of directors.

Filling Vacancies on the   The Telxon certificate of incorporation       The Symbol by-laws provide that any
 Board of Directors:       provides that any vacancy on Telxon's         vacancies on Symbol's board may be filled
                           board may be filled by a majority of the      by a majority of the directors then in
                           remaining board members, even though          office.
                           less than a quorum, except that vacancies
                           resulting from the removal of a director
                           for cause by Telxon's stockholders may be
                           filled by the stockholders at the same
                           meeting.

Limitation on business     The Telxon certificate of incorporation       The Symbol by-laws provide that business
 transacted at special     provides that business transacted at a        transacted at a special meeting of Symbol's
 meetings:                 special meeting of Telxon's stockholders is   stockholders must be related to the
                           limited to the purposes specified in the      purposes specified in the notice of meeting.
                           notice of meeting.

                                    EXPERTS

     The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Symbol and subsidiaries Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Telxon as of March 31, 2000, and for the year ended March 31, 2000, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants. The consolidated financial statements and financial statement schedule of Telxon and subsidiaries as of March 31, 1999, and for each of the two years in the period then ended, incorporated by reference herein, have been audited by PricewaterhouseCoopers LLP, independent public accountants. Such financial statements have been incorporated by reference herein in reliance upon the reports with respect thereto of Arthur Andersen LLP and PricewaterhouseCoopers LLP, incorporated by reference herein, and upon the authority of said firms as experts in giving said reports.


                             LEGAL AND TAX MATTERS


     The validity of the Symbol shares to be issued in connection with the merger is being passed upon for Symbol by Leonard H. Goldner, Senior Vice President, General Counsel and Secretary of Symbol. As of October 1, 2000, Mr. Goldner owned in the aggregate 368,063 Symbol shares. In addition, as of October 1, 2000, Mr. Goldner owned options to purchase an aggregate of 406,874 Symbol shares (including options to purchase 91,250 shares held by trust, of which Mr. Goldner is a co-trustee and a beneficiary). As of October 1, 2000, Mr. Goldner's wife owned 6,150 Symbol shares and is co-trustee and a beneficiary of a trust, which owned options to purchase 168,749 Symbol shares. Mr. Goldner disclaims beneficial ownership of any shares held by his wife or this trust.


     Certain of the tax consequences of the merger will be passed upon at the effective time, as a condition to the merger, by Simpson Thacher & Bartlett, counsel to Symbol, and by Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Telxon. See "The Merger Agreement--Conditions."


                      SUBMISSION OF STOCKHOLDER PROPOSALS

     If the merger and the merger agreement are approved and adopted by Telxon stockholders and the merger is completed, we do not expect to hold a 2000 annual meeting of stockholders. If the merger agreement and the merger are not approved and adopted by Telxon stockholders or the merger is not completed for any other reason, your board of directors requests that any stockholder proposals intended for presentation at the 2000 annual meeting be submitted to the Assistant Secretary of Telxon, in writing no later than ten days after the first public announcement of the date of such meeting for consideration for inclusion in Telxon's proxy materials for such meeting.

     In addition, under Telxon's by-laws, stockholders must comply with specified procedures to nominate directors or introduce an item of business at the 2000 annual meeting. Nominations or an item of business to be introduced at an annual meeting must be submitted in writing. To be in proper written form, a stockholder's notice must contain the specific information required by Telxon's by-laws. A copy of the by-laws which describes the advance notice procedures can be obtained from the Assistant Secretary of Telxon.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This proxy statement/prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are identified by the use of forward-looking words or phrases including, but not limited to, "intended," "expects," "expected," "anticipates," and "anticipated." These forward-looking statements are based on current expectations of Symbol or Telxon, as the case may be. All statements other than statements of historical facts included in this proxy statement/prospectus, including those regarding the financial position, results of operations, cash flows, business strategy, projected costs, growth opportunities for existing products, benefits from new technology, strategic and other benefits of the merger, cost savings and plans and objectives of management for future operations of Symbol or Telxon, as the case may be, are forward-looking statements. Although Symbol or Telxon believes that the expectations of Symbol or Telxon, as the case may be, reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to have been correct. Because forward-looking statements involve risks and uncertainties, the actual results of Symbol and Telxon, as the case may be, could differ materially. Important factors that could cause actual results to differ materially from the expectations of Symbol or Telxon, as the case may be ("Cautionary Statements"), are disclosed under "Risk Factors Relating to the Merger," "Reasons for the Merger," and elsewhere in this proxy statement/prospectus and in Symbol's and Telxon's SEC filings listed on page 55. These forward-looking statements represent the judgment of Symbol or Telxon, as the case may be, as of the date of this proxy statement/prospectus. All subsequent written and oral forward-looking statements attributable to Symbol or Telxon or persons acting on behalf of Symbol or Telxon are expressly qualified in their entirety by the Cautionary Statements. Symbol and Telxon disclaim, however, any intent or obligation to update their respective forward-looking statements.

                      WHERE YOU CAN FIND MORE INFORMATION

     Symbol and Telxon file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the SEC's Public Reference Rooms in Washington, D.C., 450 Fifth Street, N.W., Washington D.C. 20549 Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov.

     Symbol filed a registration statement on Form S-4 to register with the SEC the Symbol common stock to be issued to Telxon stockholders in the merger. This proxy statement/prospectus is a part of the Symbol registration statement and constitutes both a prospectus of Symbol and a proxy statement of Telxon for its special meeting.

     As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the Symbol registration statement or the exhibits to the Symbol registration statement.

     The SEC allows us to "incorporate by reference" information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their financial condition.




SYMBOL SEC FILINGS (FILE NO. 1-9802)                                       PERIOD
---------------------------------------------------   ------------------------------------------------
Annual Report on Form 10-K                            Year ended December 31, 1999
Quarterly Reports on Form 10-Q                        Quarters ended March 31, 2000 and June 30, 2000
Proxy Statement                                       Filed on April 6, 2000

The description of Symbol's common stock contained in its Registration Statement on Form 8-A dated
October 11, 1979, including any amendments or reports filed for the purpose of updating such description.


TELXON SEC FILINGS (FILE NO. 000-11402)                                   PERIOD
-----------------------------------------------------   -----------------------------------------
Annual Report on Form 10-K, as amended                  Year ended March 31, 2000
Quarterly Report on Form 10-Q for the Quarter ended     Filed on August 14, 2000
June 30, 2000
Current Reports on Form 8-K                             Filed on July 27, 2000 and June 30, 2000
Proxy Statement                                         Filed on August 26, 1999

The description of Telxon's common stock contained in its Registration Statement on Form 8-A dated
December 19, 1983, including any amendments or reports filed for the purpose of updating such description.

The description of the Rights contained in its Registration Statement on Form 8-A dated
August 25, 1987, including any amendments or reports filed for the purpose of updating such description.

     Symbol and Telxon also incorporate by reference into this proxy statement/prospectus additional documents that may be filed with the SEC from the date of this proxy statement/prospectus to the date of the Telxon special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     Symbol has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Symbol, and Telxon has supplied all such information relating to Telxon.

     If you are a stockholder, we may already have sent you some of the documents incorporated by reference, but you can obtain any of them through us, the SEC or the SEC's Internet world wide web site as described above. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this proxy statement/prospectus. Stockholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:



  Symbol Technologies, Inc.            Telxon Corporation
  One Symbol Plaza                     1000 Summit Drive
  Holtsville, NY 11742,1300            Cincinnati, Ohio 45150
  Tel: 800-722-6234                    Tel: 800-800-8001
  Attn.: Investor Relations            Attn.: Investor Relations
  website: www.Symbol.com              website: www.Telxon.com


     IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM US, PLEASE DO SO BY NOVEMBER 15, 2000, TO RECEIVE THEM BEFORE THE TELXON SPECIAL MEETING.

     You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the transactions. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated October 25, 2000. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of Symbol common stock in the merger shall create any implication to the contrary.

                                                                     APPENDIX A





     --------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER





                                     Among




                           SYMBOL TECHNOLOGIES, INC.,




                           TX ACQUISITION CORPORATION




                                      and




                               TELXON CORPORATION






                           Dated as of July 25, 2000




     --------------------------------------------------------------------------

                               TABLE OF CONTENTS




                                                                                      PAGE
                                                                                     -----
ARTICLE I
   THE MERGER ....................................................................    A-1
   SECTION 1.1  The Merger .......................................................    A-1
   SECTION 1.2  Effective Time ...................................................    A-1
   SECTION 1.3  Effects of the Merger ............................................    A-1
   SECTION 1.4  Certificate of Incorporation; By-Laws ............................    A-1
   SECTION 1.5  Directors and Officers ...........................................    A-1
   SECTION 1.6  Conversion of Securities .........................................    A-1
   SECTION 1.7  Treatment of Employee Options and Other Employee Equity Rights ...    A-2
   SECTION 1.8  Fractional Interests .............................................    A-4
   SECTION 1.9  Surrender of Shares of Company Common Stock; Stock Transfer Books     A-4
   SECTION 1.10 Closing and Closing Date .........................................    A-5
ARTICLE II
   REPRESENTATIONS AND WARRANTIES OF THE COMPANY .................................    A-5
   SECTION 2.1  Organization and Qualification ...................................    A-5
   SECTION 2.2  Certificate of Incorporation and By-Laws .........................    A-6
   SECTION 2.3  Capitalization; Subsidiaries .....................................    A-6
   SECTION 2.4  Authority Relative to This Agreement .............................    A-7
   SECTION 2.5  No Conflict; Required Filings and Consents .......................    A-8
   SECTION 2.6  Compliance .......................................................    A-8
   SECTION 2.7  SEC Filings; Financial Statements ................................    A-8
   SECTION 2.8  Absence of Certain Changes or Events .............................    A-9
   SECTION 2.9  Absence of Litigation ............................................   A-10
   SECTION 2.10 Employee Benefit Plans ...........................................   A-10
   SECTION 2.11 Tax Matters ......................................................   A-11
   SECTION 2.12 Environmental Matters ............................................   A-11
   SECTION 2.13 Form S-4; Proxy Statement ........................................   A-12
   SECTION 2.14 Opinion of Financial Advisor .....................................   A-12
   SECTION 2.15 Brokers ..........................................................   A-12
   SECTION 2.16 Affiliate Transactions ...........................................   A-12
   SECTION 2.17 Vote Required ....................................................   A-12
   SECTION 2.18 DGCL Section 203; State Takeover Statutes ........................   A-13
   SECTION 2.19 Material Contracts ...............................................   A-13
   SECTION 2.20 Absence of Breaches or Defaults ..................................   A-14
   SECTION 2.21 Intellectual Property ............................................   A-14
   SECTION 2.22 Reorganization Qualification .....................................   A-14
   SECTION 2.23 Rights Agreement .................................................   A-15
   SECTION 2.24 Cisco Shares .....................................................   A-15
ARTICLE III
   REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB ..............................   A-15
   SECTION 3.1  Corporate Organization ...........................................   A-15
   SECTION 3.2  Capitalization ...................................................   A-15
   SECTION 3.3  Authority Relative to This Agreement .............................   A-16
   SECTION 3.4  No Conflict; Required Filings and Consents .......................   A-16
   SECTION 3.5  Compliance .......................................................   A-17
   SECTION 3.6  SEC Filings; Financial Statements ................................   A-17
   SECTION 3.7  Absence of Certain Changes or Events .............................   A-18
   SECTION 3.8  Form S-4; Proxy Statement ........................................   A-18
   SECTION 3.9  Brokers ..........................................................   A-18

                                                                                              PAGE
                                                                                             -----
   SECTION 3.10 Absence of Litigation ....................................................   A-18
   SECTION 3.11 Reorganization Qualification .............................................   A-18
   SECTION 3.12 Knowledge ................................................................   A-19
ARTICLE IV
   CONDUCT OF BUSINESS PENDING THE MERGER ................................................   A-19
   SECTION 4.1  Conduct of Business of the Company Pending the Merger ....................   A-19
   SECTION 4.2  Conduct of Business of Parent Pending the Merger .........................   A-21
ARTICLE V
   ADDITIONAL AGREEMENTS .................................................................   A-21
   SECTION 5.1  Preparation of Form S-4 and the Proxy Statement; Stockholder Meeting .....   A-21
   SECTION 5.2  Accountants' Letters .....................................................   A-22
   SECTION 5.3  Access to Information; Confidentiality ...................................   A-22
   SECTION 5.4  No Solicitation of Transactions ..........................................   A-23
   SECTION 5.5  Employee Benefits Matters ................................................   A-24
   SECTION 5.6  Directors' and Officers' Indemnification; Insurance ......................   A-24
   SECTION 5.7  Notification of Certain Matters ..........................................   A-25
   SECTION 5.8  Further Action; Reasonable Best Efforts ..................................   A-25
   SECTION 5.9  Public Announcements .....................................................   A-26
   SECTION 5.10 Stock Exchange Listing ...................................................   A-26
   SECTION 5.11 Affiliates ...............................................................   A-26
   SECTION 5.12 Amendments to the Rights Agreement .......................................   A-26
   SECTION 5.13 Cisco Shares .............................................................   A-26
   SECTION 5.14 Tax Matters ..............................................................   A-26
   SECTION 5.15 Operating Expenses .......................................................   A-26
ARTICLE VI
   CONDITIONS OF MERGER ..................................................................   A-26
   SECTION 6.1  Conditions to Obligation of Each Party to Effect the Merger ..............   A-26
   SECTION 6.2  Conditions to Obligations of the Company to Effect the Merger ............   A-27
   SECTION 6.3  Conditions to Obligations of Parent and Sub to Effect the Merger .........   A-27
ARTICLE VII
   TERMINATION, AMENDMENT AND WAIVER .....................................................   A-28
   SECTION 7.1  Termination ..............................................................   A-28
   SECTION 7.2  Effect of Termination ....................................................   A-29
   SECTION 7.3  Fees and Expenses ........................................................   A-30
   SECTION 7.4  Amendment ................................................................   A-30
   SECTION 7.5  Waiver ...................................................................   A-31
ARTICLE VIII
   General Provisions ....................................................................   A-31
   SECTION 8.1  Non-Survival of Representations, Warranties and Agreements ...............   A-31
   SECTION 8.2  Notices ..................................................................   A-31
   SECTION 8.3  Certain Definitions ......................................................   A-31
   SECTION 8.4  Severability .............................................................   A-32
   SECTION 8.5  Entire Agreement; Assignment .............................................   A-33
   SECTION 8.6  Parties in Interest ......................................................   A-33
   SECTION 8.7  Governing Law ............................................................   A-33
   SECTION 8.8  Headings .................................................................   A-33
   SECTION 8.9  Counterparts .............................................................   A-33

                         AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of July 25, 2000 (the "Agreement"), among SYMBOL TECHNOLOGIES, INC., a Delaware corporation ("Parent"), TX ACQUISITION CORPORATION, a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and TELXON CORPORATION, a Delaware corporation (the "Company").

     WHEREAS, the Boards of Directors of Sub and the Company have declared this Agreement to be advisable, and the Boards of Directors of Parent, Sub and the Company have each approved the merger of Sub with and into the Company and the Company becoming a wholly owned direct subsidiary of Parent (the "Merger") in accordance with the General Corporation Law of the State of Delaware ("DGCL") upon the terms and subject to the conditions set forth herein; and

     WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Sub and the Company hereby agree as follows:


                                   ARTICLE I


                                  THE MERGER

     SECTION 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, at the Effective Time (as defined in Section 1.2), Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

     SECTION 1.2 Effective Time. As soon as practicable after the satisfaction or waiver of the conditions set forth in Article VI, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware, in such form as required by and executed in accordance with the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (or such later time as is specified in the Certificate of Merger and agreed upon by the parties hereto) being the "Effective Time").

     SECTION 1.3 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time all the property, rights, privileges, immunities, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 1.4 Certificate of Incorporation; By-Laws. (a) At the Effective Time and without any further action on the part of the Company and Sub, the Restated Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be the Restated Certificate of Incorporation of the Surviving Corporation until thereafter and further amended as provided therein and under the DGCL.

     (b) At the Effective Time and without any further action on the part of the Company and Sub, the By-Laws of Sub shall be the By-Laws of the Surviving Corporation and thereafter may be amended or repealed in accordance with their terms or the Certificate of Incorporation of the Surviving Corporation and as provided by law.

     SECTION 1.5 Directors and Officers. The directors of Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed (as the case may be) and qualified.

     SECTION 1.6 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company or the holders of any of the following securities:

     (a) Subject to Section 1.8, each share of Common Stock, par value $0.01 per share, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be canceled in accordance with Section 1.6(b) hereof) shall be converted into the right to receive .5 (the "Exchange Ratio") of a fully paid and nonassessable share of Common Stock, par value $0.01 per share (the "Parent Common Stock"), of Parent (the "Merger Consideration"); provided, that, in the event that, between the date of this Agreement and the Closing Date (as defined in Section 1.10), the Parent Common Stock shall have been affected or changed into (i) a different number of shares as a result of a share split, reverse share split or share dividend or distribution with a record date within such period, then, in each such case, the Merger Consideration shall be adjusted such that it shall equal the number of shares of Parent Common Stock to which a holder of one share of Company Common Stock would have been entitled to hold immediately following the occurrence of such event had the Effective Time occurred immediately prior to the happening of such event or, in the case of a stock dividend or other distribution, immediately prior to the record date for determination of stockholders entitled thereto; or (ii) a different class of shares as a result of a spin-off, recapitalization, reclassification or other similar transaction with a record date within such period, then in each case, the Merger Consideration shall be adjusted such that it shall equal the number of shares of Parent Common Stock and/or other securities or property receivable upon such spin-off, recapitalization, reclassification or other transaction, as the case may be, by a holder of the number of shares of Parent Common Stock to which a holder of one share of Company Common Stock would have been entitled to hold had the Effective Time occurred immediately prior to the happening of such event; and, in any case, appropriate adjustment (as determined in good faith by the Board of Directors of Parent in a manner reasonably satisfactory to the Company) shall be made for the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of Company Common Stock to the end that the provisions set forth herein shall thereafter be applicable, as nearly as reasonably practicable, in relation to any shares of stock or other securities or property thereafter deliverable upon the Effective Time. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with
Section 1.9, without interest.

     (b) Each share of Company Common Stock that is (i) held in the treasury of the Company or (ii) owned by Parent or Sub, in each case immediately prior to the Effective Time, shall be cancelled and retired without any conversion thereof and no payment or distribution shall be made with respect thereto.

     (c) Each share of common stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation and shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation.

     SECTION 1.7 Treatment of Employee Options and Other Employee Equity Rights. (a) Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary to provide, subject to the following sentence, for the cancellation, effective at the Effective Time, of all the outstanding stock options, stock appreciation rights, phantom shares or other rights related to or denominated with reference to the securities of the Company (the "Stock Rights") heretofore granted under any stock option, performance unit or similar plan, program, agreement or arrangement related to or denominated with reference to the securities of the Company (the "Stock Plans") in consideration of the substitution and assumption set forth herein. At the Effective Time, each of the Stock Rights which is an outstanding stock option (whether vested or unvested) immediately prior to the Effective Time shall be assumed by Parent and converted automatically into an option to purchase shares of Parent Common Stock ("New Stock Rights") in an amount and at an exercise price determined as provided below:

     (i) The number of shares of Parent Common Stock to be subject to the New Stock Right shall be equal to the product of the number of shares of Company Common Stock remaining subject (as of immediately prior to the Effective Time) to the original Stock Right and the Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded up or down to the nearest whole share; and

     (ii) The exercise price per share of Parent Common Stock under the New Stock Right shall be equal to the exercise price per share of the Company Common Stock under the original Stock Right divided by the Exchange Ratio, provided that such exercise price shall be rounded down to the nearest cent.

     The adjustment provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Code) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. In the event that the adjustment were determined by Parent to not be consistent with such Section 424, Parent shall take such action as it shall reasonably determine necessary to comply with such Section 424, if such compliance can be accomplished without undue costs to the Company or Parent. After the Effective Time, each New Stock Right shall be exercisable and shall vest upon the same terms and conditions as were applicable to the related Stock Right immediately prior to the date hereof except that (i) all references to "the Company" shall be deemed to be references to "Parent", (ii) the New Stock Rights shall become fully vested and exercisable if, after the Effective Time, the employment of the holder of such New Stock Right is terminated by the Company without Cause (as defined below) or is terminated by such holder with Good Reason (as defined below) and (iii) all Stock Rights granted under any employment agreement listed in Section 2.5(a) of the Company Disclosure Schedule shall vest and become exercisable to the extent set forth under such employment agreement. "Cause" with respect to any employee shall mean (A) the employee's continued failure to substantially perform such employee's duties (other than as a result of total or partial incapacity due to physical or mental illness) for a thirty-day period following written notice by the Company to such employee of such failure, (B) any material act or omission involving dishonesty in the performance of such employee's duties, (C) the indictment of such employee of a felony under the laws of the United States or any state thereof, (D) willful malfeasance or willful misconduct in connection with such employee's duties or any act or omission which is materially injurious to the financial condition or business reputation of the Company or any of its subsidiaries or (E) such employee's material breach of the provisions of any employment agreement with the Company which is not cured within thirty days following written notice thereof by the Company. "Good Reason" with respect to any employee shall mean: (X) a reduction in such employee's base salary or target bonus, (Y) a transfer of such employee's primary workplace by more than fifty miles or (Z) with respect to the employees identified on Schedule 1.7(a) only, an adverse diminution in any material respect in the employee's duties or responsibilities as of the date hereof (other than solely by virtue of the Company ceasing to be a public company) and the continuance of such diminution for a period of thirty days after such employee has given the Company written notice of such diminution.

     (b) Effective immediately prior to the Effective Time, the holders of restricted shares of Company Common Stock shall be entitled to receive a number of restricted shares of Parent Common Stock equal to (i) the number of restricted shares of Company Common Stock so held, multiplied by (ii) the Exchange Ratio. After the Effective Time, such restricted shares of Parent Common Stock shall vest upon the same terms and conditions as were applicable to the related restricted shares of Company Common Stock immediately prior to the date hereof except that (i) all references to "the Company" shall be deemed to be references to "Parent", (ii) such shares shall become fully vested if, after the Effective Time, the employment of the holder of such shares is terminated by the Company without Cause or is terminated by such holder with Good Reason and (iii) all such shares granted under any employment agreement listed in Section 2.5(a) of the Company Disclosure Schedule shall vest and become exercisable to the extent set forth under such employment agreement.

     (c) Parent shall reserve for issuance a sufficient number of shares of Parent Common Stock for delivery in accordance with this Section 1.7, including upon the exercise of the New Stock Rights. Parent shall file with the SEC a registration statement on Form S-8 (or other appropriate form) or a post-effective amendment to a previously filed registration statement as promptly as practicable after the Effective Time for purposes of registering all shares of Parent Common Stock issuable after the Effective Time upon exercise of the New Stock Rights, and shall have such registration statement or post-effective amendment become effective and comply, to the extent applicable, with state securities or blue sky laws with respect thereto at the Effective Time.

     (d) As provided herein, but except as provided in Section 1.7(e), the Stock Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary shall terminate as of the Effective Time and the Company shall ensure that following the Effective Time no holder of a Stock Right or any participant in any Stock Plans shall have any right thereunder to acquire capital stock of the Company, Sub, the Surviving Corporation or any of their respective subsidiaries. Except as provided in Section 1.7(e), the Company will take all necessary steps to ensure that, as of the Effective Time, none of Sub, the Company, the Surviving Corporation or any of their respective subsidiaries is or will be bound by any Stock Rights (other than the New Stock Rights), other options, warrants, rights or agreements which would entitle any person, other than Sub or its affiliates, to own any capital stock of the Company, Sub, the Surviving Corporation or any of their respective subsidiaries or to receive any payment in respect thereof.

     (e) The Board of Directors of PenRight! Corporation has determined in its discretion, in accordance with the PenRight! Corporation 1997 Stock Option Plan, that upon a change in control occurring upon consummation of the transactions contemplated by this Agreement, all outstanding stock options heretofore granted under the PenRight! Corporation 1997 Stock Option Plan or any other stock option, performance unit or similar plan of PenRight! Corporation shall remain unchanged and outstanding thereunder. The Board of Directors of the Company shall cause the Board of Directors of PenRight! Corporation to take all such actions that are necessary to effectuate the foregoing.

     SECTION 1.8 Fractional Interests. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued in connection with the Merger, and such fractional interests will not entitle the owner thereof to any rights of a stockholder of Parent. In lieu of any such fractional interests, each holder of shares of Company Common Stock exchanged pursuant to Section 1.6(a) who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock then held of record by such holder) shall receive cash (without interest) in an amount equal to the product of such fractional part of a share of Parent Common Stock multiplied by the closing price of a share of Parent Common Stock on the New York Stock Exchange (the "NYSE") as reported by The Wall Street Journal (or if not reported thereby, any other authoritative source) on the Closing Date (as defined in Section 1.10), rounded down to the nearest cent.

     SECTION 1.9 Surrender of Shares of Company Common Stock; Stock Transfer Books. (a) Prior to the Closing Date, Sub shall designate a bank or trust company reasonably acceptable to the Company to act as agent for the holders of shares of Company Common Stock in connection with the Merger (the "Exchange Agent") to receive the shares of Parent Common Stock (and any cash payable in lieu of any fractional shares of Parent Common Stock) to which holders of shares of Company Common Stock shall become entitled pursuant to Sections 1.6(a) and 1.8. At or promptly after the Effective Time but in no event later than the Closing Date, Parent or Sub will deposit with the Exchange Agent sufficient shares of Parent Common Stock to make all exchanges pursuant to
Section 1.9(b). As soon as practicable after the determination of the amount of cash, if any, to be paid in lieu of fractional shares, the Exchange Agent shall notify Parent, and Parent shall promptly deposit such amount with the Exchange Agent.

     (b) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each record holder, as of the Effective Time, of an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Company Common Stock (the "Certificates"), a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock therefor. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor,
(i) a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of
Section 1.6(a) and (ii) cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 1.8, after giving effect to any required tax withholdings, and the Certificate so surrendered shall forthwith be cancelled. If the exchange of certificates representing shares of Parent Common Stock is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of exchange that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such exchange shall have paid any transfer and other taxes required by reason of the exchange of certificates representing shares of Parent Common Stock to a person other than the registered holder of the Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable.

     (c) At any time following six months after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any shares of Parent Common Stock (and any cash payable in lieu of any fractional shares of Parent Common Stock) which had been made available to the Exchange Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the shares of Parent Common Stock (and any cash payable in lieu of any fractional shares of Parent Common Stock) payable upon due surrender of their Certificates. Notwithstanding the foregoing, none of the Surviving Corporation, Parent or the Exchange Agent shall be liable to any holder of a Certificate for shares of Parent Common Stock (and any cash payable in lieu of any fractional shares of Parent Common Stock) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (d) At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided for herein or by applicable law.

     (e) No dividends or other distributions declared or made after the Effective Time with respect to shares of Parent Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the whole shares of Parent Common Stock it is entitled to receive and no cash payment in lieu of fractional interests shall be paid pursuant to Section 1.8 until the holder of such Certificate shall surrender such Certificate in accordance with the provisions of this Agreement. Upon such surrender, there shall be paid to the person in whose name the certificates representing such whole shares of Parent Common Stock shall be issued, any dividends or distributions with respect to such shares of Parent Common Stock which have a record date after the Effective Time and shall have become payable between the Effective Time and the time of such surrender. In no event shall the person entitled to receive such dividends or distributions be entitled to receive interest thereon.

     (f) If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either Sub or the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of Sub and the Company or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in such names and on such behalves or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the purposes of this Agreement.

     SECTION 1.10 Closing and Closing Date. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to the provisions of Section 7.1, the closing (the "Closing") of this Agreement shall take place (a) at 10:00 a.m. (New York time) on the second business day after all of the conditions to the respective obligations of the parties set forth in Article VI hereof shall have been satisfied or waived or (b) at such other time and date as Parent and the Company shall agree (such date and time on and at which the Closing occurs being referred to herein as the "Closing Date"). The Closing shall take place at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York 10017 or such other location as Parent and the Company shall agree.


                                  ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Parent and Sub that:

     SECTION 2.1 Organization and Qualification. Each of the Company and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined below). Each of the Company and each of its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed or in good standing which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. When used in this Article II or otherwise in connection with the Company or any of its subsidiaries, the term "Material Adverse Effect" means any change or effect that would be materially adverse to the business, assets (including intangible assets), liabilities (including contingent liabilities), financial condition or results of operations of the Company and its subsidiaries taken as a whole or that would materially impair the ability of the Company to perform its obligations hereunder; provided, however, that a Material Adverse Effect with respect to the Company shall not include any change or effect resulting from (i) the United States economy in general and not relating specifically to the business of the Company and its subsidiaries taken as a whole, (ii) revenue declines attributable to long-standing customers of the Company becoming customers of Parent after the date hereof or (iii) any events described in
Section 2.1(a) of the Company Disclosure Schedule.

     SECTION 2.2 Certificate of Incorporation and By-Laws. The Company has heretofore furnished to Parent complete and correct copies of the certificate of incorporation and by-laws of each of the Company and its material subsidiaries. Such certificates of incorporation and by-laws are in full force and effect and no other organizational documents are applicable to or binding upon the Company and its material subsidiaries. The Company has heretofore furnished to Parent complete and correct copies of the minutes of all meetings or other actions of the Board of Directors (and all committees thereof) of each of the Company and its material subsidiaries held or taken since November 1, 1998 (other than any matters reflected in any such minutes which are not adverse in any material respect to the business, assets (including intangible assets), liabilities (including contingent liabilities), financial condition or results of operations of the Company and its subsidiaries). The redacted provisions of any such minutes of the meetings of the Board of Directors of the Company relate soley to potential business combination transactions involving the Company and do not in any material respect relate to the business, assets (including intangible assets), liabilities (including contingent liabilities), financial condition or results of operations of the Company and its subsidiaries (other than to the extent such business combination transactions relate thereto).

     SECTION 2.3 Capitalization; Subsidiaries. (a) The authorized capital stock of the Company consists of 50,500,000 shares, consisting of (a) 500,000 shares of preferred stock, par value $1.00 per share ("preferred stock"), and (b) 50,000,000 shares of Company Common Stock. As of July 24, 2000, (i) 17,520,272 shares of Company Common Stock were issued and outstanding (including 111,200 shares of restricted Company Common Stock), all of which shares were duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights, (ii) no shares of Company Common Stock were held in the treasury of the Company, (iii) an aggregate of 3,484,632 shares of Company Common Stock were reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding Stock Rights (of which 1,909,666 shares were in respect of vested or exercisable options), and
(iv) $82,500,000 aggregate principal amount of 5 3/4% Convertible Subordinated Debentures Due 2003 and $24,413,000 aggregate principal amount of 7 1/2% Convertible Subordinated Debentures Due 2012 were outstanding (together, the "Convertible Debentures"). All of the shares of Company Common Stock which may be issued pursuant to the Stock Rights of the Company will be, when issued in exchange for the applicable exercise price thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive (or similar) rights. No shares of preferred stock of the Company are outstanding or held in the treasury of the Company. Except (i) as set forth above, (ii) as a result of the exercise of Stock Rights outstanding as of July 24, 2000 and referred to above, (iii) issuances of up to 40,000 shares of Company Common Stock pursuant to the Company's Employee Stock Purchase Plan and (iv) as a result of the conversion of the Convertible Debentures into up to 3,912,635 shares of Company Common Stock, there are outstanding (a) no shares of capital stock or other voting securities of the Company, (b) no securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (c) no options, warrants or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company and (d) no equity equivalents, interests in the ownership or earnings of the Company or other similar rights (the shares, securities and other rights referred to in clauses (a), (b), (c) and (d), collectively, "Company Securities"). Except for the Stock Rights and the Convertible Debentures referred to above and except as set forth in Section 2.3(a) of the Company Disclosure Schedule, (x) there are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities or any voting or equity securities or interests of any subsidiary of the Company, (y) there is no voting trust or other agreement or understanding to which the Company or any of its subsidiaries is a party or is bound with respect to the voting of the capital stock or other voting securities of the Company of any of its subsidiaries and (z) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its subsidiaries to which the Company or any of its subsidiaries is a party. The Company has heretofore furnished to Parent a complete and correct list, as of July 24, 2000, of the names of each holder of Stock Rights, the number of Stock Rights held by each such holder, the exercise price and vesting terms for each such Stock Right (which vesting terms, subject to Section 1.7(a) hereof, shall not be affected soley by the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby) and any amendments or modifications with respect to any such Stock Right effected since March 31, 1999 (including any changes in the exercise price, changes in or acceleration of the vesting terms and any regranting of Stock Rights).

     (b) Except as set forth on Section 2.3(b) of the Company Disclosure Schedule, each of the outstanding shares of capital stock of each of the Company's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive (or similar) rights, and all such shares are owned by the Company or another wholly owned subsidiary of the Company free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever. There are outstanding (a) no securities of the Company or any of its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of any subsidiary of the Company, (b) no options, warrants or other rights to acquire from the Company or any of its subsidiaries, and no obligation of the Company or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any subsidiary of the Company and (c) no equity equivalents, interests in the ownership or earnings of any subsidiary of the Company or other similar rights. Except as set forth on Section 2.3(b) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of any subsidiary or to provide funds to or make any investment in excess of $1,000,000 (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other entity. The Company has the ability to effect any action requiring the approval of the stockholders of any subsidiary of the Company and to designate all of the members of the board of directors of each subsidiary of the Company. Section 2.3(b) of the Company Disclosure Schedule sets forth a complete and correct list of all of the subsidiaries of the Company; such list sets forth the amount of capital stock or other equity or voting securities or interests (i) authorized, (ii) outstanding and (iii) owned by the Company, directly or indirectly, in such subsidiaries. Section 2.3(b) of the Company Disclosure Schedule sets forth a complete and correct list of all entities (other than subsidiaries of the Company) in which the Company owns, directly or indirectly, any equity interest with a fair market value or book value in excess of $1,000,000; such list sets forth the amount of capital stock or other equity or voting securities or interests (i) authorized, (ii) outstanding and (iii) owned by the Company, directly or indirectly, in such entities.

     SECTION 2.4 Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than, with respect to the Merger, the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock and the filing of appropriate merger documents as required by the
DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered on a proceeding in equity or at law) and an implied covenant of good faith and fair dealing).

     SECTION 2.5 No Conflict; Required Filings and Consents. (a) Except as set forth in Section 2.5(a) of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement by the Company do not and will not:
(i) conflict with or violate the Certificate of Incorporation or By-Laws of the Company or the equivalent organizational documents of any of its subsidiaries;
(ii) conflict with or violate any law, rule, regulation, order, judgment or decree of any governmental authority applicable to the Company or any of its subsidiaries or by which its or any of their respective properties are bound or affected (assuming that all consents, approvals and authorizations contemplated by clauses (i), (ii) and (iii) of subsection (b) below have been obtained and all filings described in such clauses have been made); or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation (including, without limitation, the Contracts (as defined below)) to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective properties are bound or affected, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     (b) Except as set forth in Section 2.5(b) of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger by the Company do not and will not require the Company or any of its subsidiaries to obtain or make any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory authority, domestic or foreign, except for
(i) applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), Council Regulation (EEC) No. 4064/89 (the "Regulation"), similar foreign laws regulating competition, the rules and regulations of The Nasdaq National Market ("Nasdaq"), the NYSE, the Communications Act of 1934, as amended, any rules, regulations, practices and policies promulgated by the Federal Communications Commission (the "FCC") and state securities, takeover and Blue Sky laws, (ii) the filing and recordation of appropriate merger or other documents as required by the DGCL and (iii) such consents, approvals, authorizations, permits, actions, filings or notifications the failure of which to make or obtain which would not, individually or in the aggregate, reasonably be expected to (x) prevent or materially delay consummation of the Merger or (y) have a Material Adverse Effect.

     SECTION 2.6 Compliance. Except as set forth in Section 2.6 of the Company Disclosure Schedule, the Company and each of its subsidiaries are in compliance with, and are not in default or violation of, (i) the Certificate of Incorporation and By-Laws of the Company or the equivalent organizational documents of such subsidiary, (ii) all laws (including, without limitation, Environmental Laws), rules, regulations, orders, judgments and decrees of any governmental authority applicable to them or by which any of their respective properties are bound or affected and (iii) all notes, bonds, mortgages, indentures, contracts, agreements, leases, licenses, permits, franchises and other instruments or obligations (other than the Contracts (as defined below) which are governed by Section 2.20) to which any of them are a party or by which any of them or any of their respective properties are bound or affected, except, in the case of clauses (ii) and (iii), for any such failures of compliance, defaults and violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as disclosed with reasonable specificity prior to the date hereof in the Company SEC Reports and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (x) the Company and its subsidiaries have all permits, licenses, authorizations, consents, approvals and franchises from governmental agencies required to conduct their businesses as now being conducted and (y) neither the Company nor any of its subsidiaries has received notice of any revocation or modification of any such permit, license, authorization, consent or approval.

     SECTION 2.7 SEC Filings; Financial Statements. (a) Except as set forth in
Section 2.7 of the Company Disclosure Schedule, the Company and, to the extent applicable, each of its then or current subsidiaries, has filed all forms, reports, statements and documents required to be filed with the Securities and Exchange Commission (the "SEC") since January 1, 1999 (collectively, the "Company SEC Reports"), each of which has complied in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder, or the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed. The Company has heretofore delivered or (in the case of any such document not yet filed with the SEC) promptly will deliver to Parent, in the form filed with the SEC (including any amendments thereto), true and complete copies of the Company SEC Reports. Except as set forth in Section 2.7 of the Company Disclosure Schedule, none of such Company SEC Reports (including but not limited to any financial statements or schedules included or incorporated by reference therein) contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except as set forth in Section 2.7 of the Company Disclosure Schedule and except to the extent revised or superseded by a subsequent filing with the SEC (a copy of which has been provided to Parent prior to the date hereof), none of the Company SEC Reports filed by the Company since January 1, 1999, contains any untrue statement of a material fact or omits to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (b) Except as set forth in Section 2.7 of the Company Disclosure Schedule, each of the audited and unaudited consolidated financial statements of the Company and its subsidiaries (including any related notes thereto) included in the Company SEC Reports, complies or, if not yet filed, will comply when filed as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and has been or, if not yet filed, will when filed have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly presents or, if not yet filed, will when filed fairly present in all material respects the consolidated financial position of the Company and its subsidiaries at the respective dates thereof and the consolidated results of its and their operations and changes in cash flows for the periods indicated (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments). Except as set forth in Section 2.7 of the Company Disclosure Schedule, the books and records of the Company and its subsidiaries have been for the periods covered by the Company SEC Reports, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements.

     (c) The Company has heretofore furnished Parent with the Company's consolidated results of operations for the three month period ended June 30, 2000. Such financial information has been prepared in good faith and in a manner consistent with previous quarterly financial statements and, to the knowledge of the Company, fairly present in all material respects the consolidated results of operations of the Company and its subsidiaries for the periods indicated.

     (d) Except as and to the extent set forth on the consolidated balance sheet of the Company and its subsidiaries at March 31, 2000, including the notes thereto, included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2000 (the "2000 10K") and except as and to the extent set forth on Section 2.7(d) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations incurred in the ordinary course of business since March 31, 2000 which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     (e) The Company has heretofore furnished to Parent a complete and correct copy of any amendments or modifications made prior to the date hereof to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act and the rules and regulations promulgated thereunder or the Exchange Act and the rules and regulations promulgated thereunder, which amendments or modifications have not yet been filed with the SEC.

     (f) As of the date hereof, except as set forth in Section 2.7(f) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has any outstanding indebtedness for borrowed money other than the Convertible Debentures.

     SECTION 2.8 Absence of Certain Changes or Events. Since March 31, 2000, except as contemplated by this Agreement, disclosed with reasonable specificity in the Company SEC Reports filed prior to the date of this

Agreement or set forth in Sections 2.8, 2.10 or 2.11 of the Company Disclosure Schedule, the Company and its subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and since such date there has not been (i) any conditions, events or occurrences which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to any assets of the Company or any of its subsidiaries which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, or (iii) any other action which, if it had been taken after the date hereof, would have required the consent of Parent under Section 4.1 hereof.

     SECTION 2.9 Absence of Litigation. Except as disclosed with reasonable specificity in the Company SEC Reports filed and publicly available prior to the date of this Agreement or Section 2.9 of the Company Disclosure Schedule, there are no suits, claims, actions, proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, or any properties or rights of the Company or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that (i) if adversely determined, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or (ii) seek to enjoin or prohibit the consummation of the transactions contemplated hereby. Neither the Company nor any of its subsidiaries nor any of their respective properties is or are subject to any order, writ, judgment, injunction, decree, determination or award which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would enjoin or prohibit the consummation of the transactions contemplated hereby.

     SECTION 2.10 Employee Benefit Plans. (a) Section 2.10(a) of the Company Disclosure Schedule contains a true and complete list of each "employee benefit plan" (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), (including without limitation multiemployer plans within the meaning of ERISA Section 3(37)), stock purchase, stock option, severance, employment, change-of-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, whether formal or informal, oral or written, under which any employee or former employee of the Company or any of its subsidiaries has any present or future right to benefits or under which the Company or any of its subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the "Plans".

     (b) With respect to each Plan, the Company has either filed such Plan as an exhibit to the Company SEC Reports or delivered to Parent a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable, (i) any related trust agreement, annuity contract or other funding instrument; (ii) the most recent determination letter; (iii) any summary plan description and other written communications by the Company or any of its subsidiaries to its employees (which is material to the Company or such subsidiary) concerning the extent of the benefits provided under a Plan; and (iv) for the three most recent years:
(I) the Form 5500 and attached schedules; (II) audited financial statements; and (III) actuarial valuation reports.

     (c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Plan has been established and administered in all material respects in accordance with its terms, and in all material respects in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations and if intended to be qualified within the meaning of section 401(a) of the Code is so qualified, and no Plan is currently under audit by the Internal Revenue Service, the Department of Labor or the Pension Benefit Guaranty Corporation; (ii) with respect to any Plan, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or threatened; (iii) neither the Company nor any other party has engaged in a prohibited transaction, as such term is defined under section 4975 of the Code or section 406 of ERISA, which would subject the Company, the Surviving Corporation, any of their subsidiaries, Sub or Parent to any material taxes, penalties or other material liabilities under section 4975 of the Code or sections 409 or 502(i) of ERISA; and (iv) no Plan provides for an increase in benefits on or after the Closing Date.

     (d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Plan is, or at any time was, subject to Title IV of ERISA, and neither the Company, nor any member of its "Controlled Group" (defined as any organization which is a member of a controlled group of organizations within the meaning of sections 414(b),
(c), (m) or (o) of the Code), has incurred any liability under Title IV of ERISA and no condition exists that presents a material risk of incurring any such liability. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company, nor any member of its Controlled Group, has any incurred any liability, and no condition exists that presents a risk of incurring such liability, in connection with any multiemployer plan (within the meaning of section 4001(a)(3) of ERISA).

     (e) Except as set forth on Section 2.10(a) of the Company Disclosure Schedule, no Plan exists which could result in the payment to any employee of the Company or any of its subsidiaries of any money or other property or rights or accelerate or provide any other rights or benefits to any such employee as a result of the transactions contemplated by this Agreement, whether or not subject to Section 280G of the Code, or whether or not any further or subsequent event or action is required therefor.

     SECTION 2.11 Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax purposes of which the Company or any of its subsidiaries is a member has timely filed all material Tax Returns required to be filed by it in the manner provided by law, has timely paid all material Taxes (including interest and penalties) (whether or not shown to be due on such Tax Returns) and has provided adequate reserves as required by GAAP in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no deficiencies for any United States federal income Taxes have been proposed, asserted or assessed in writing against the Company or any of its subsidiaries that are not adequately reserved for as required by GAAP. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) no audit of any United States federal income Tax Return of the Company or any of its subsidiaries is being conducted by a Tax authority;
(ii) no extension of the statute of limitations on the assessment of any United States federal income Taxes has been granted by the Company or any of its subsidiaries and is currently in effect; (iii) neither the Company nor any of its subsidiaries (A) has been a member of an affiliated group filing a consolidated Federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any person (other than the Company and its subsidiaries), including liability arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract or otherwise; (iv) no consent under Section 341(f) of the Code has been filed with respect to the Company or any of its subsidiaries; and (v) neither the Company or any of its subsidiaries will be required (A) as a result of a change in accounting method for a Tax period beginning on or before the Effective Time, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in taxable income for any Tax period beginning on or after the Effective Time, or (B) to include any item or amount accrued in a Tax period beginning on or before the Effective Time in taxable income for any Tax period beginning on or after the Effective Time. As used herein, "Taxes" shall mean (A) any taxes of any kind, including but not limited to those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any governmental authority, domestic or foreign and (B) any liability of the Company or any subsidiary for the payment of any amount of the type described in clause (A) as a result of being a member of an affiliated or combined group. As used herein, "Tax Return" shall mean any return, report or statement required to be filed with any governmental authority with respect to Taxes.

     SECTION 2.12 Environmental Matters. Except as set forth in Section 2.12 of the Company Disclosure Schedule and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) each of the Properties and Facilities (as such terms are defined in Section 8.3) has been maintained by the Company in compliance with all Environmental Laws (as defined in Section 8.3), (ii) there are no Hazardous Materials which have been or are being released or disposed of by the Company or any of its subsidiaries, or in the case of asbestos only, is present, on any property, (iii) to the knowledge of the Company, there are no Hazardous Materials which have been or are being released by persons other than the Company or any of its subsidiaries and which have encroached through the soil or groundwater onto or under the Properties and Facilities, (iv) there are no existing uncured written notices of noncompliance, notices of violation, administrative actions, or lawsuits against the Company or any of its subsidiaries arising under Environmental Laws or relating to the use, handling, storage, treatment, recycling, generation, or release of Hazardous Materials, nor has the Company received any uncured written notification of any allegation of any responsibility for any disposal, release, or threatened release at any location of any Hazardous Materials, (v) there are no consent decrees, consent orders, judgments, judicial or administrative orders, or liens by any governmental authority relating to any Environmental Law which have not already been fully satisfied and which name the Company or any of its subsidiaries,
(vi) to the knowledge of the Company, no Properties or Facilities of the Company or any subsidiary of the Company are listed on the federal National Priorities List, the federal Comprehensive Environmental Response Compensation Liability Information System list, or any similar state listing of sites known to be contaminated with Hazardous Materials, and (vii) there are no budgeted expenses or capital costs that will be required in the next two years to maintain compliance with Environmental Laws.

     SECTION 2.13 Form S-4; Proxy Statement. None of the information supplied by the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in connection with the Merger, or any of the amendments or supplements thereto (collectively, the "Form S-4") will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the proxy statement for use relating to the adoption by the stockholders of the Company of this Agreement or any of the amendments or supplements thereto (collectively, the "Proxy Statement"), will, at the date it is first mailed to the Company's stockholders and at the time of the meeting of the Company's stockholders held to vote on the adoption of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub specifically for inclusion or incorporation by reference in the Proxy Statement.

     SECTION 2.14 Opinion of Financial Advisor. The Company has received the opinion of Prudential Securities Incorporated (the "Company Financial Advisor"), dated the date hereof, to the effect that the Exchange Ratio is fair to such stockholders from a financial point of view. An executed copy of such opinion will be delivered to Parent promptly after it becomes available.

     SECTION 2.15 Brokers. Except as set forth in Section 2.15 of the Company Disclosure Schedule, no broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereby.

     SECTION 2.16 Affiliate Transactions. Except as set forth in Section 2.16 of the Company Disclosure Schedule or as disclosed with reasonable specificity in the Company SEC Reports filed prior to the date of this Agreement, there are no material contracts, commitments, agreements, arrangements or other transactions between the Company or any of its subsidiaries, on the one hand, and any (i) present or former officer or director of the Company or any of its subsidiaries or any of their immediate family members (including their spouses), (ii) record or beneficial owner of five percent or more of the voting securities of the Company or (iii) affiliate of any such officer, director, family member or beneficial owner, on the other hand.

     SECTION 2.17 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon is the only vote of the holders of any class or series of the Company's capital stock necessary to adopt this Agreement. The Board of Directors of the Company (the "Company Board") (at a meeting duly called and held) has (i) approved and declared advisable this Agreement,

(ii) determined that the transactions contemplated hereby are advisable and in the best interests of the holders of Company Common Stock, (iii) resolved to recommend adoption of this Agreement to such holders and (iv) directed that adoption of this Agreement be submitted to the Company's stockholders. The Company hereby agrees to the inclusion in the Form S-4 and the Proxy Statement of the recommendation of the Company Board described in this Section 2.17.

     SECTION 2.18 DGCL Section 203; State Takeover Statutes. Prior to the date hereof, the Board of Directors of the Company has approved this Agreement and the Merger and the other transactions contemplated hereby and such approval is sufficient to render inapplicable to this Agreement, the Merger and any of such other transactions contemplated hereby, the restrictions on "business combinations" set forth in Section 203 of the DGCL. To the Company's knowledge, no other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated by this Agreement and no provision of the Certificate of Incorporation or By-Laws of the Company or similar governing instruments of any of the Company's subsidiaries would, directly or indirectly, restrict or impair the ability of Parent to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of the Company and its subsidiaries that may be acquired or controlled by Parent.

     SECTION 2.19 Material Contracts. Section 2.19 of the Company Disclosure Schedule contains a complete and accurate list of all contracts (written or oral), plans, undertakings, commitments or agreements to which the Company or any of its subsidiaries is a party or by which any of them is bound as of the date of this Agreement of the following categories ("Contracts") (other than those listed as exhibits to the Company SEC Reports):

     (a) to the extent not listed in Section 2.10(a) of the Company Disclosure Schedule, employment contracts, including, without limitation, contracts to employ executive officers and other contracts with officers, directors or stockholders of the Company, and all severance, change in control or similar arrangements with any officers, employees or agents of the Company that will result in any obligation (absolute or contingent) of the Company or any of its subsidiaries to make any payment to any officers, employees or agents of the Company following either the consummation of the transactions contemplated hereby, termination of employment, or both;

     (b) (i) other than purchase orders issued in the ordinary course of business, Contracts for the purchase of inventory/supplies involving future annual expenditures or liabilities of the Company and its subsidiaries in excess of $1,000,000 which are not cancelable (without penalty, cost or other liability in excess of $1,000,000) within one (1) year and (ii) other Contracts made in the ordinary course of business involving future annual expenditures or liabilities of the Company and its subsidiaries in excess of $1,000,000 which are not cancelable (without penalty, cost or other liability in excess of $1,000,000) within ninety (90) days;

     (c) promissory notes, loans, agreements, indentures, evidences of indebtedness or other instruments providing for the lending of money in excess of $1,000,000, whether as borrower, lender or guarantor;

     (d) Contracts (other than Leases) containing covenants limiting the freedom of the Company or any of its subsidiaries or, after the Merger, Parent or any of its subsidiaries, to engage in any line of business or compete with any person or operate at any location;

     (e) joint venture or partnership agreements or joint development or similar agreements pursuant to which any third party is entitled to develop any products on behalf of the Company or its subsidiaries;

     (f) any Contract where the customer under such Contract is a United States federal government and the aggregate amount payable by the customer exceeds $2,000,000;

     (g) any Contract pending for the acquisition, directly or indirectly (by merger or otherwise) of assets with fair market value or book value in excess of $500,000 (other than inventory) or capital stock of another person; and

     (h) any other Contract (other than real property leases) containing "change of control" provisions which would be triggered upon the Merger.

     True and complete copies of the written Contracts identified on Section
2.19 of the Company Disclosure Schedule have been filed with the SEC as exhibits to the Company SEC Reports or delivered to Parent, including, without limitation, all material schedules, exhibits and annexes to such Contracts. There are no contracts, plans, undertakings, commitments or agreements which are material to the Company other than those listed in Section 2.10(a), 2.16 or 2.19 of the Company Disclosure Schedule or those filed as exhibits to the Company SEC Reports.

     SECTION 2.20 Absence of Breaches or Defaults. Except as set forth in
Section 2.20 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries nor, to the Company's knowledge, any other party to any Contract is in default under, or in breach or violation of, any Contract and, to the knowledge of the Company, no event has occurred which, with the giving of notice or passage of time or both would constitute a default under any Contract, except for such defaults, breaches and violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, other than Contracts which have terminated or expired in accordance with their terms, each of the Contracts is valid, binding and enforceable in accordance with its terms against the Company and, to the Company's knowledge, the other party (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered on a proceeding in equity or at law) and an implied covenant of good faith and fair dealing) and is in full force and effect. No event (except for the execution, delivery and performance of this Agreement) has occurred which either entitles, or would, on notice or lapse of time or both, entitle the holder of any indebtedness for borrowed money of the Company or any of its subsidiaries to accelerate, or which does accelerate, the maturity of any indebtedness affecting the Company or any of its subsidiaries, except as set forth in Section 2.5(a) or 2.20 of the Company Disclosure Schedule.

     SECTION 2.21 Intellectual Property. (a) Section 2.21(a) of the Company Disclosure Schedule sets forth all material Intellectual Property (as defined below) that is owned or used by the Company or any of its subsidiaries and is filed or registered with, or issued by, a governmental authority and all material IP Licenses (as defined below). Except as set forth in Section 2.21(b) of the Company Disclosure Schedule or except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect,
(i) the Company and its subsidiaries own or have the right to use all Intellectual Property material to their businesses as currently conducted, (ii) such Intellectual Property is valid, unexpired, enforceable and has not been abandoned; (iii) each Intellectual Property license to which the Company or any of its subsidiaries is a party ("IP License") is valid and enforceable, and the Company and its subsidiaries are not in breach or default thereunder; (iv) the Company and its subsidiaries are not infringing or otherwise impairing the Intellectual Property of any third party, and no third party is infringing or otherwise impairing their Intellectual Property; (v) there is no pending or, to the knowledge of the Company, threatened action or order relating to any Intellectual Property owned or used by the Company and its subsidiaries; and
(vi) the Company and its subsidiaries have taken reasonable steps to protect, maintain and safeguard their Intellectual Property. For purposes hereof, "Intellectual Property" means all U.S. and foreign intellectual property, including without limitation (i) inventions, discoveries, processes, formulae, designs, methods, procedures, concepts, developments, technology, and all related improvements and know-how; (ii) copyrights and copyrightable works, including computer applications, programs, hardware, software, systems, databases and related items; (iii) trademarks, service marks, trade names, brand names, corporate names, logos and trade dress, the goodwill of any business symbolized thereby, and all common-law rights relating thereto; and
(iv) trade secrets, data and other confidential information.

     (b) Neither the Company nor any of its subsidiaries has licensed Intellectual Property owned by them (or licensed to them by a third party) to any person in a manner that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, and the transactions contemplated by this Agreement will not constitute a breach, or otherwise reduce or impair the rights of the Company or any of its subsidiaries, under such IP Licenses except such breaches, reductions or impairments which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

     (c) The ownership of Intellectual Property and the right to secure such rights currently enjoyed by the Company and its subsidiaries will not be affected by the transactions contemplated by this Agreement in any manner that would reasonably be expected to have a Material Adverse Effect.

     SECTION 2.22 Reorganization Qualification. Neither Company nor, to its knowledge, any of its affiliates, has taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by Parent or any of its affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

     SECTION 2.23 Rights Agreement. The Rights Agreement, dated as of August 25, 1987, as amended and restated as of July 31, 1996 (the "Rights Agreement"), between the Company and KeyBank National Association, as Rights Agent, has been amended so as to provide that: (i) neither Parent or Sub will become an "Acquiring Person" and (ii) no "Acquisition Date", "Triggering Event" or "Distribution Date" (as such terms are defined in the Rights Agreement) will occur, in either case, as a result of the approval, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and the Rights (as defined in the Rights Agreement) will expire immediately prior to the Effective Time. Since July 31, 1996, the Rights Agreement has not been amended or otherwise modified in any respect (other than the substitution of the rights agent thereunder on June 11, 1997).

     SECTION 2.24 Cisco Shares. The Company owns beneficially and of record 4,166,083 shares (the "Cisco Shares") of common stock of Cisco Systems, Inc. free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting or transfer rights, charges or other encumbrances or restrictions of any nature whatsoever, other than any restrictions under applicable securities laws and the restrictions described on Section 2.24 of the Company Disclosure Schedule. Except for the transactions described on
Section 2.24 of the Company Disclosure Schedule (the "Existing Hedging Transactions"), the Cisco Shares are not subject to any hedging agreement or other arrangement to change the Company's economic interest therein. Neither the Company nor any of its subsidiaries is an "investment company" within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.


                                  ARTICLE III


               REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

     Parent and Sub hereby, jointly and severally, represent and warrant to the Company that:

     SECTION 3.1 Corporate Organization. (a) Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (as defined below). Each of Parent and Sub is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed or in good standing which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. When used in this Article III or otherwise in connection with Parent or any of its subsidiaries (including Sub), the term "Parent Material Adverse Effect" means any change or effect that would be materially adverse to the business, assets (including intangible assets), liabilities (including contingent liabilities), financial condition or results of operations of Parent and its subsidiaries taken as a whole or that would materially impair the ability of Parent to perform its obligations hereunder; provided, however, that a Material Adverse Effect with respect to the Parent shall not include any change or effect resulting from (i) the United States economy in general and not relating specifically to the business of Parent and its subsidiaries taken as a whole or (ii) revenue declines attributable to long-standing customers of Parent becoming customers of the Company after the date hereof.

     (b) Parent has heretofore furnished to or made available to the Company a complete and correct copy of its certificate of incorporation and by-laws as currently in effect. Such certificate of incorporation and by-laws are in full force and effect and no other organizational documents are applicable to or binding upon Parent.

     (c) Sub has heretofore furnished to or made available to the Company a complete and correct copy of the certificate of incorporation of Sub and the by-laws of Sub as currently in effect. Such certificate of incorporation and bylaws are in full force and effect and no other organizational documents are applicable to or binding upon Sub.

     SECTION 3.2 Capitalization. (a) The authorized capital stock of Parent consists of 310,000,000 shares, consisting of 300,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $1.00 per share. As of June 30, 2000, (i) 137,245,433 shares of Parent Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights, (ii) 18,124,453 shares of Parent Common Stock were held in the treasury of Parent,
(iii) no shares of Parent Common Stock which are restricted stock were issued and outstanding and (iv) an aggregate of 24,486,026 shares of Parent Common Stock were reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options to purchase shares of Parent Common Stock issued pursuant to the employee benefit plans of Parent or warrants to purchase shares of Parent Common Stock issued to directors ("Parent Options"). No shares of preferred stock of Parent are outstanding or held in the treasury of Parent. Except (a) as set forth above or (ii) as a result of the exercise of the Parent Options outstanding as of June 30, 2000, there are outstanding as of the date hereof (a) no shares of capital stock or other voting securities of Parent, (b) no securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent, (c) no options, warrants, or other rights to acquire from Parent, and no obligation of Parent to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent and (d) no equity equivalents, interests in the ownership or earnings of Parent or other similar rights (the shares, securities and other rights referred to in clauses (a), (b), (c) and (d), collectively, "Parent Securities"). All of the shares of Parent Common Stock issuable as consideration in the Merger at the Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in Section 3.2(a) of the Parent Disclosure Schedule delivered by Parent to the Company prior to the execution of this Agreement (the "Parent Disclosure Schedule"), as of the date hereof there are no outstanding obligations of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. Except as set forth in
Section 3.2(a) of the Parent Disclosure Schedule, as of the date hereof (x) there are no outstanding obligations of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities, (y) there is no voting trust or other agreement or understanding to which Parent or any of its subsidiaries is a party or is bound with respect to the voting of the capital stock or other voting securities of Parent and (z) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent to which Parent or any of its subsidiaries is a party.

     (b) The authorized capital stock of Sub consists of 100 shares of common stock, par value $0.01 per share, 100 shares of which are duly authorized, validly issued and outstanding, fully paid and nonassessable and owned by Parent free and clear of all liens, claims and encumbrances. Sub was formed solely for the purpose of engaging in a business combination transaction with the Company and has engaged in no other business activities and has conducted its operations only as contemplated hereby.

     SECTION 3.3 Authority Relative to This Agreement. Each of Parent and Sub has all necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Sub and the consummation by each of Parent and Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Sub and no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the filing of appropriate merger documents as required by the DGCL). This Agreement has been duly executed and delivered by Parent and Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each such corporation enforceable against such corporation in accordance with its terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered on a proceeding in equity or at law) and an implied covenant of good faith and fair dealing).

     SECTION 3.4 No Conflict; Required Filings and Consents. (a) Except as set forth in Section 3.4(a) of the Parent Disclosure Schedule, the execution, delivery and performance of this Agreement by Parent and Sub do not and will not: (i) conflict with or violate the respective certificates of incorporation or by-laws of Parent or Sub; (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i), (ii) and (iii) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any law, rule, regulation, order, judgment or decree of any governmental authority applicable to Parent or Sub or by which either of them or any of their respective properties are bound or affected; or
(iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of Parent or Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Sub is a party or by which Parent or Sub or any of their respective properties are bound or affected, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Merger or to have a Parent Material Adverse Effect.

     (b) Except as set forth in Section 3.4(b) of the Parent Disclosure Schedule, the execution, delivery and performance of this Agreement by Parent and Sub do not and will not require Parent or any of its subsidiaries to obtain or make any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements of the Securities Act and the rules and regulations promulgated thereunder, the Exchange Act and the rules and regulations promulgated thereunder, the HSR Act, the Regulation, similar foreign laws regulating competition, the rules and regulations of Nasdaq, the NYSE, the Communications Act of 1934, as amended, any rules, regulations, practices and policies promulgated by the FCC and state securities, takeover and Blue Sky laws, (ii) the filing and recordation of appropriate merger or other documents as required by the DGCL, and (iii) such consents, approvals, authorizations, permits, actions, filings or notifications the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger or to have a Parent Material Adverse Effect.

     SECTION 3.5 Compliance. Except as set forth in Section 3.5 of the Parent Disclosure Schedule, Parent and each of its subsidiaries are in compliance with, and are not in default or violation of, (i) the Certificate of Incorporation and By-Laws of Parent or the equivalent organizational documents of such subsidiary, (ii) all laws (including, without limitation, Environmental
Laws), rules, regulations, orders, judgments and decrees of any governmental authority applicable to them or by which any of their respective properties are bound or affected and (iii) all notes, bonds, mortgages, indentures, contracts, agreements, leases, licenses, permits, franchises and other instruments or obligations to which any of them are a party or by which any of them or any of their respective properties are bound or affected, except, in the case of clauses (ii) and (iii), for any such failures of compliance, defaults and violations which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Except as disclosed with reasonable specificity prior to the date hereof in the Parent SEC Reports and except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (x) Parent and its subsidiaries have all permits, licenses, authorizations, consents, approvals and franchises from governmental agencies required to conduct their businesses as now being conducted and (y) neither Parent nor any of its subsidiaries has received notice of any revocation or modification of any such permit, license, authorization, consent or approval.

     SECTION 3.6 SEC Filings; Financial Statements. (a) Parent and, to the extent applicable, each of its then or current subsidiaries, has filed all forms, reports, statements and documents required to be filed with the SEC since January 1, 1999 (collectively, the "Parent SEC Reports"), each of which has complied in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder, or the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed. None of such Parent SEC Reports (including but not limited to any financial statements or schedules included or incorporated by reference therein) contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except to the extent revised or superseded by a subsequent filing with the SEC, none of the Parent SEC Reports filed by Parent since January 1, 1999 and prior to the date hereof contains any untrue statement of a material fact or omits to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (b) Each of the audited and unaudited consolidated financial statements of Parent and its subsidiaries (including any related notes thereto) included in Parent SEC Reports complies or, if not yet filed, will comply when filed as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and has been or, if not yet filed, will when filed have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly presents or, if not yet filed, will when filed fairly present in all material respects the consolidated financial position of Parent and its subsidiaries at the respective date thereof and the consolidated results of its operations and changes in cash flows for the periods indicated (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments).

     (c) Parent has heretofore furnished the Company with Parent's consolidated results of operations for the three month period ended June 30, 2000. Such financial information has been prepared in good faith and in a manner consistent with previous quarterly financial statements and, to the knowledge of Parent, fairly present in all material respects the consolidated results of operations of Parent and its subsidiaries for the periods indicated.

     SECTION 3.7 Absence of Certain Changes or Events. Since December 31, 1999, except as specifically contemplated by this Agreement, disclosed with reasonable specificity in the Parent SEC Reports filed and publicly available prior to the date of this Agreement or disclosed in Section 3.7 of the Parent Disclosure Schedule, Parent and its subsidiaries have conducted their businesses through the date hereof only in the ordinary course and in a manner consistent with past practice and since December 31, 1999 there has not been
(i) any conditions, events or occurrences which, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect, (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to any assets of Parent or any of its subsidiaries which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, or (iii) any other action which, if it had been taken after the date hereof, would have required the consent of the Company under
Section 4.2 hereof.

     SECTION 3.8 Form S-4; Proxy Statement. None of the information supplied by Parent or Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date it is first mailed to the Company's stockholders and at the time of the meeting of the Company's stockholders held to vote on adoption of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in the Form S-4.

     SECTION 3.9 Brokers. No broker, finder or investment banker (other than Bear Stearns & Co. Inc., the fees and expenses of which shall be paid by Parent) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Sub.

     SECTION 3.10 Absence of Litigation. Except as disclosed in the Parent SEC Reports filed and publicly available prior to the date of this Agreement or in
Section 3.10 of the Parent Disclosure Schedule, there are no suits, claims, actions, proceedings or investigations pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries, or any properties or rights of Parent or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that (i) if adversely determined, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect or (ii) seek to enjoin or prohibit as of the date hereof the consummation of the transactions contemplated hereby. Neither Parent nor any of its subsidiaries nor any of their respective properties is or are subject to any order, writ, judgment, injunction, decree, determination or award having, or which, would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or would enjoin or prohibit the consummation of the transactions contemplated hereby.

     SECTION 3.11 Reorganization Qualification. Neither Parent nor Sub, nor to Parent's knowledge, any affiliate of Parent, has taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by the Company or any of its affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

     SECTION 3.12 Knowledge. Parent does not have actual knowledge, as of the date hereof, of any material breach of the representations and warranties of the Company set forth in this Agreement. As used in this Agreement, actual knowledge with respect to Parent means the actual knowledge of the Chief Executive Officer, the Chief Financial Officer and the General Counsel of Parent.


                                  ARTICLE IV


                    CONDUCT OF BUSINESS PENDING THE MERGER

     SECTION 4.1 Conduct of Business of the Company Pending the Merger. The Company covenants and agrees that, during the period from the date hereof to the Effective Time, unless Parent shall otherwise agree in writing in advance, the businesses of the Company and its subsidiaries shall be conducted only in the ordinary course of business and in a manner consistent with past practice and in compliance with applicable laws; and the Company and its subsidiaries shall each use its reasonable best efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers, licensors, licensees, advertisers, distributors and other persons with which the Company or any of its subsidiaries has significant business relations. By way of amplification and not limitation, neither the Company nor any of its subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly do, or agree, authorize or commit to do, any of the following without the prior written consent of Parent:

     (a) Amend its Certificate of Incorporation or By-Laws or equivalent organizational documents;

     (b) Issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, (A) any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including but not limited to stock appreciation rights or phantom stock), of the Company or any of its subsidiaries (except for the issuance of shares of Company Common Stock issuable in accordance with the terms of Stock Rights outstanding as of the date hereof and identified on the list referred to in the last sentence of
Section 2.3(a) or the Convertible Debentures or referred to in Item 4 of
Section 2.3(a) of the Company Disclosure Schedule) or (B) any property or assets, whether tangible or intangible, of the Company or any of its subsidiaries with a fair market value or book value in excess of $1,000,000 in the aggregate, except for sales of goods and products in the ordinary course of business and in a manner consistent with past practice;

     (c) Declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its or its subsidiaries' capital stock;

     (d) Reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or any capital stock of any of its subsidiaries;

     (e) (i) Acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or (except for the purchase of raw materials, inventory and supplies in the ordinary course of business and capital expenditures permitted by clause
(vii) below) any assets with a fair market value or book value of $1,000,000 in the aggregate; (ii) sell, transfer, lease, mortgage, pledge, encumber or otherwise dispose of or subject to any lien any of its assets with a fair market value or book value of $1,000,000 in the aggregate (including capital stock of subsidiaries), except for the sale of goods and products in the ordinary course of business; (iii) incur any indebtedness for borrowed money (other than (i) borrowings of up to $25,000,000 in the aggregate in the ordinary course of business pursuant to the revolving credit facilities identified in Section 2.19 of the Company Disclosure Schedule and (ii) borrowings of up to $10,000,000 incurred to pay, immediately prior to the Closing, fees and out-of-pocket expenses in connection with the transactions contemplated hereby) or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person (other than a wholly-owned subsidiary of the Company); (iv) except as permitted by subsection (f) below, enter into any transaction, contract, commitment, arrangement or understanding with any affiliate of the Company or any other persons or entities referred to in
Section 2.16; (v) except as otherwise permitted by this Section 4.1, enter into any commitments or transactions involving consideration, transfer of assets or payments (or covers revenues pursuant to marketing or distribution arrangements) in excess of $5,000,000 or otherwise material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole; (vi) enter into any new material line of business; (vii) authorize any single capital expenditure which is in excess of $2,000,000 or capital expenditures which are, in the aggregate, in excess of $10,000,000 for the Company and its subsidiaries taken as a whole; or (viii) enter into, amend in any material respect, renew or terminate any contract or agreement involving consideration or payments in excess of $1,000,000, any joint venture arrangements or any other contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 4.1(e);

     (f) Except to the extent required under applicable law or under existing employee and director benefit plans, agreements or arrangements as in effect on the date of this Agreement, increase or otherwise amend the compensation or fringe benefits of any of its directors, officers or employees (except for increases in salary or wages of employees who are not officers in the ordinary course of business in accordance with past practice not to exceed $1.5 million in the aggregate), or grant any retention, severance or termination pay not currently required to be paid under existing severance plans or enter into, or amend, renew or terminate, any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of the Company or any of its subsidiaries, or establish, adopt, enter into or amend, renew or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees, other than as required by the terms thereof or by applicable law, or amend the terms of any outstanding options to purchase any equity of the Company or any subsidiary (including accelerating the vesting or lapse of repurchase rights or obligations);

     (g) Except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting practices or principles used by it;

     (h) Revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or notes or accounts receivable;

     (i) Take any action that (without regard to any action taken or agreed to be taken by Parent or any of its affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

     (j) Except as may be required by law, make or change any Tax election, file any amended Tax Return, settle or compromise any federal, state, local or foreign Tax liability, change any annual Tax accounting period, change any method of Tax accounting, enter into any closing agreement relating to any Tax, surrender any right to claim a Tax refund, or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

     (k) Settle or compromise any pending or threatened suit, action or claim which is in an aggregate amount in excess of $500,000 (provided that such settlement or compromise does not involve any material non-monetary obligations on the part of the Company and its subsidiaries) or which relates to the transactions contemplated hereby;

     (l) Pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $500,000, other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice;

     (m) Fail to use reasonable best efforts to maintain in full force and effect the existing insurance policies covering the Company and its subsidiaries and their respective properties, assets and businesses;

     (n) Enter into any agreement or contract so as to include, or amend any agreement or contract so as to include, any of the following provisions, or amend any of the following provisions to the extent contained in any agreement or contract: (i) any provision limiting the freedom of the Company or any of its subsidiaries or affiliates to engage in any line of business or compete with any person or operate at any location or (ii) any "change of control" provision which would be triggered upon the Merger, any sale of the Company or any of its subsidiaries or similar transaction; or

     (o) Repurchase any shares of Company Common Stock pursuant to the Company's stock repurchase program; or

     (p) Take, authorize or offer to take, or agree to take in writing or otherwise, any of the actions described in Sections 4.1(a) through 4.1(o) or any action which would reasonably be expected to result in any of the conditions set forth in Article VI not being satisfied.

     SECTION 4.2 Conduct of Business of Parent Pending the Merger. (a) During the period from the date of this Agreement to the Effective Time (except as otherwise contemplated by the terms of this Agreement), Parent shall use its reasonable best efforts to preserve intact its and its subsidiaries' current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time, in each case to the extent commercially appropriate.

     (b) Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, Parent shall not, without the prior consent of the Company:

        (i) Amend Parent's certificate of incorporation (except to change the number of authorized shares of capital stock) or by-laws in a manner that would be materially adverse to the holders of Parent Common Stock;

       (ii) Other than in connection with acquisitions having a value of not more than $750,000,000 in the aggregate, issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including but not limited to stock appreciation rights or phantom stock), of Parent or any of its subsidiaries (except for the issuance of shares of Parent Common Stock or the grant of employee stock options in accordance with the terms of Parent's employee benefit plans in existence on the date hereof or approved by the stockholders of Parent), if any such action would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby;

     (iii) Acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof, if any such action would reasonably be expected to delay materially the consummation of the transactions contemplated hereby; or

     (iv) Take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described in Sections 4.2(b)(i) through 4.2(b)(iii) or any action which (except as otherwise provided herein) would reasonably be likely to result in any of the conditions set forth in Article VI not being satisfied.

     (c) Parent shall not, and shall not permit any of its subsidiaries to, intentionally take any action that (without regard to any action taken or agreed to be taken by the Company or any of its affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.


                                   ARTICLE V


                             ADDITIONAL AGREEMENTS

     SECTION 5.1 Preparation of Form S-4 and the Proxy Statement; Stockholder Meeting. (a) Promptly following the date of this Agreement, the Company shall, with the assistance and approval of Parent, prepare and file with the SEC the Proxy Statement, and Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities law in connection with the issuance of Parent Common Stock in connection with the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock and rights to acquire Company Common Stock pursuant to the Stock Plans as may be reasonably required in connection with any such action. Each of Parent, Sub and the Company shall furnish all information concerning itself to the other as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the Form S-4 and the preparation, filing and distribution of the Proxy Statement. The Company, Parent and Sub each agree to correct any information provided by it for use in the Form S-4 or the Proxy Statement which shall have become false or misleading.

     (b) The Company, acting through its Board of Directors, shall, subject to and in accordance with its Certificate of Incorporation and By-Laws, promptly and duly call, give notice of, convene and hold as soon as practicable following the date upon which the Form S-4 becomes effective a meeting of the holders of Company Common Stock for the purpose of voting to adopt this Agreement, and (i) recommend adoption of this Agreement, by the stockholders of the Company and include in the Proxy Statement such recommendation and (ii) take all reasonable and lawful action to solicit and obtain such approval. The Board of Directors of the Company shall not withdraw, amend or modify in a manner adverse to Parent its recommendation referred to in clause (i) of the preceding sentence (or announce publicly its intention to do so), except that such Board of Directors shall be permitted to withdraw, amend or modify its recommendation (or publicly announce its intention to do so) if: (i) the Company has complied in all material respects with Section 5.4; (ii) an unsolicited Superior Proposal (as defined in Section 5.4) shall have been proposed by any person other than Parent or Sub and such proposal is pending at the time of such withdrawal, amendment or modification; and (iii) the Company shall have notified Parent of such Superior Proposal at least five business days in advance of its intention to effect such withdrawal, amendment or modification (which five business day period shall be contemporaneous with that provided for in Section 7.1(j)(i) if such notice includes a notice of termination contemplated by such Section). Without limiting the generality of the foregoing, subject to the Company's rights pursuant to Sections 5.4 and 7.1(j), the Company agrees that its obligations under this Section 5.1(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal (as defined in Section 5.4).

     SECTION 5.2 Accountants' Letters. (a) The Company shall use its reasonable best efforts to cause to be delivered to Parent "comfort" letters of Arthur Andersen LLP and PricewaterhouseCoopers LLP, the Company's present and former independent public accountants, dated a date within two business days before the date on which the Form S-4 shall become effective and addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4. In connection with the Company's efforts to obtain such letter, if requested by Arthur Andersen LLP or PricewaterhouseCoopers LLP, Parent shall provide a representation letter to such accounting firm, complying with the Statement on Auditing Standards No. 72 ("SAS 72") or with the Statement on Auditing Standards No. 76, if then required.

     (b) Parent shall use its reasonable best efforts to cause to be delivered to the Company a "comfort" letter of Deloitte & Touche LLP, Parent's independent public accountants, dated a date within two business days before the date on which the Form S-4 shall become effective and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4. In connection with the Parent's efforts to obtain such letter, if requested by Deloitte & Touche LLP, the Company shall provide a representation letter to Deloitte & Touche LLP complying with SAS 72 or with the Statement on Auditing Standards No. 76, if then required.

     SECTION 5.3 Access to Information; Confidentiality. (a) From the date hereof to the Effective Time or the earlier termination of this Agreement, each of the Company and Parent shall, and shall cause its subsidiaries, officers, directors, employees, auditors and other agents to, afford the officers, employees, auditors and other agents of Parent or the Company, respectively, during normal business hours reasonable access at all reasonable times to its officers, employees, auditors, legal counsel, properties, offices, plants and other facilities and to all books and records, and shall furnish Parent or the Company, respectively, with all financial, operating and other data and information as Parent or the Company, respectively, through its officers, employees or agents may from time to time reasonably request. In addition, subsequent to the date of this Agreement, Parent and/or any of its subsidiaries may initiate communications with any officer or key employee of the Company for the purpose of addressing the prospective retention of such officer or employee following the Closing, provided that (i) Parent believes, in good faith, that there is a compelling, legitimate business need to initiate such communication prior to the Closing Date, (ii) such communications shall be conducted in coordination with the Company's chief executive officer and (iii) Parent shall not solicit to hire such officer or key employee through such communications.

     (b) Each of the Company and Parent will hold and will cause its directors, officers, employees, agents, advisors (including, without limitation, counsel and auditors) and controlling persons to hold any such information or data which is nonpublic in confidence on the same terms and conditions as the confidentiality provisions set forth in the Confidentiality Agreement dated June 16, 2000, as amended from time to time, between the Company and Parent (the "Confidentiality Agreement").

     (c) No investigation pursuant to this Section 5.3 shall affect any representations or warranties of the parties herein or the conditions to the obligations of the parties hereto.

     SECTION 5.4 No Solicitation of Transactions. The Company agrees that neither it nor any of its subsidiaries nor any of the officers and directors of it or its subsidiaries shall, and that it shall direct and cause its and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate (including by way of furnishing information) any inquiries or the making of any proposal or offer with respect to (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its subsidiaries, or (ii) any purchase or sale of all or any significant portion of the assets or 15% or more of the voting securities of it or any of its subsidiaries (other than the Merger) (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). The Company further agrees that neither it nor any of its subsidiaries nor any of the officers and directors of it or its subsidiaries shall, and that it shall direct and cause its and its subsidiaries' employees, agents and representatives (including any investment banker attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, have any discussion with or provide any confidential information or data to any person (other than Parent and Sub) relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal or accept an Acquisition Proposal. Notwithstanding the foregoing, the Company or its Board of Directors shall be permitted to (A) to the extent applicable, comply with Rule 14e-2(a) promulgated under the Exchange Act with regard to an Acquisition Proposal, or
(B) engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such person, if and only to the extent that, in the case of the actions referred to in clause (B), (i) the Company's stockholders meeting relating to the adoption of this Agreement by the stockholders of the Company shall not have occurred, (ii) the Board of Directors of the Company, by majority vote, concludes in good faith, after consultation with its financial advisors and legal advisors, that, as a result of such Acquisition Proposal, such action is reasonably necessary for the Board of Directors to act in a manner consistent with its fiduciary duties under applicable law, and (iii) prior to providing any information or data to any person in connection with an Acquisition Proposal by any such person, the Board of Directors of the Company receives from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement. In the event an Acquisition Proposal is made, the Board of Directors of the Company shall promptly notify Parent of such proposal, together with the name of such person and the material terms and conditions of any proposals or offers. The Company agrees that it will keep Parent informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal or similar transaction or arrangement. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 5.4 of the obligations undertaken in this Section 5.4. Nothing in this Section 5.4 shall
(x) permit the Company to terminate this Agreement (except as specifically provided in Article VII hereof) or (y) affect any other obligation of the Company under this Agreement. For purposes of this Agreement, "Superior Proposal" shall mean a bona fide written Acquisition Proposal which the Board of Directors of the Company concludes in good faith, after consultation with its financial advisors and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) would, if consummated, be more favorable to the Company's stockholders, from a financial point of view, than the transactions contemplated by this Agreement and (ii) is reasonably capable of being completed (provided that for purposes of this definition of "Superior Proposal," the term Acquisition Proposal shall have the meaning assigned to such term in this Section 5.4, except that the reference to "15% or more" in the definition of "Acquisition Proposal" shall be deemed to be a reference to "a majority" and "Acquisition Proposal" shall only be deemed to refer to a transaction involving voting securities of the Company, and the reference to "assets" (including the shares of any subsidiary of the Company) shall refer to the assets of the Company and its subsidiaries, taken as a whole, and not the assets of any of the subsidiaries alone).

     SECTION 5.5 Employee Benefits Matters. (a) The Company shall or Parent shall cause the Company and the Surviving Corporation to promptly pay or provide when due all compensation and benefits earned through or prior to the Effective Time as provided pursuant to the terms of any Plans in existence as of the date hereof and set forth on Section 2.10(a) of the Company Disclosure Schedule for all employees (and former employees) and directors (and former directors) of the Company. Parent and the Company agree that the Company and the Surviving Corporation shall pay promptly or provide when due all compensation and benefits required to be paid pursuant to the terms of any individual agreement with any employee, former employee, director or former director in effect and disclosed to Parent as of the date hereof. Nothing herein shall require the continued employment of any person or prevent the Company and/or the Surviving Corporation from taking any action or refraining from taking any action which the Company could take or refrain from taking prior to the Effective Time.

     (b) As of the Effective Time, employees of the Company who continue employment with the Surviving Corporation as of the Effective Time (the "Affected Employees") shall be entitled to participate in the employee benefit plans of Parent on substantially the same terms and conditions as similarly situated employees of Parent. Parent shall provide, or shall cause the Surviving Corporation to provide, Affected Employees with full credit for purposes of eligibility to participate, eligibility for benefit forms and subsidies (other than under any defined benefit pension plan), vesting, benefit accrual (other than benefit accrual under any defined benefit pension plans) and determination of the level of benefits under such plans for such Affected Employees' service with the Company (except to the extent necessary to avoid duplication of benefits and except under any post-retirement medical or life insurance arrangements sponsored by Parent, the Surviving Corporation, or their affiliates). In addition, Parent shall, or shall cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans in which such employees may be eligible to participate after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Affected Employees immediately prior to the Effective Time, and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time for the year in which the Effective Time occurs.

     (c) To the extent requested by Parent, the Company will use commercially reasonable efforts to cooperate to limit gross-up, parachute and severance payments in order that the Company (prior to the Merger), the Surviving Corporation and Parent do not incur material costs so long as (i) the financial impact on the relevant individuals is not material in light of the savings realized by the Company and (ii) the relevant individuals consent to such limitation to the extent the Company reasonably determines such consent is required; provided that, nothing in this Section 5.5(c) shall require the Company to violate any of its contractural obligations or any applicable law; provided, further that, the Company shall use commercially reasonable efforts to obtain any such consent.

     SECTION 5.6 Directors' and Officers' Indemnification; Insurance. (a) For six years from the Effective Time, to the full extent permitted under the DGCL, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee or agent (an "Indemnified Person") of the Company or any of its subsidiaries against all losses, claims, damages, liabilities, costs and expenses (including attorneys' fees and expenses), judgments, fines, losses and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each a "Claim") to the extent that any such Claim is based on, or arises out of: (i) the fact that such Indemnified Person is or was a director, officer, employee or agent of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; or (ii) this Agreement or any of the transactions contemplated hereby, in each case to the extent that any such Claim pertains to any matter or fact arising, existing or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, or at or after the Effective Time. Without limiting the generality of the preceding sentence, in the event any Indemnified Person becomes involved in any Claim, after the Effective Time, Parent shall cause the Surviving Corporation to periodically advance to such Indemnified person its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the providing by such Indemnified Person of an undertaking to reimburse all amounts so advanced in the case of a final nonappealable determination by a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified therefor.

     (b) The Certificate of Incorporation and the By-Laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification and exculpation from liability than are set forth in Article VI of the Certificate of Incorporation of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the persons referred to therein.

     (c) For three years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the current directors' and officers' liability insurance policy covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy to the extent that it provides coverage for events occurring prior to the Effective Time (a copy of which has been heretofore delivered to Parent), so long as the annual premium therefor would not be in excess of 125% of the most recent 12-month premium paid prior to the date of this Agreement (the "Company's Current Premium"). If such premiums for such insurance would at any time exceed 125% of the Company's Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance which in the Surviving Corporation's good faith determination, provide the maximum coverage available at an annual premium equal to 125% of the Company's Current Premium. The Company represents to Parent that the Company's Current Premium is $481,400.

     SECTION 5.7 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate and (ii) any failure of the Company, Parent or Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     SECTION 5.8 Further Action; Reasonable Best Efforts. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as soon as practicable after the date hereof, including but not limited to (i) cooperation in the preparation and filing of the Form S-4, the Proxy Statement, and required filings under the HSR Act and any amendments to any thereof and (ii) using its reasonable best efforts to make all required regulatory filings and applications and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions contemplated by this Agreement and to fulfill the conditions to the Merger. In furtherance and not in limitation of the foregoing, each party hereto agrees to make, to the extent it has not already done so, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten business days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this

Agreement shall use their reasonable best efforts to take all such necessary action. In the event that a suit or objection is instituted by any person or governmental authority challenging this Agreement and the transactions contemplated hereby as violative of applicable competition and antitrust laws, each of Parent and the Company shall use their reasonable best efforts to resist or resolve such suit or objection. Notwithstanding the foregoing, in connection with any such objection or suit instituted by such person or governmental authority (including, but not limited to, the Federal Trade Commission or the Antitrust Division of the Department of Justice), neither Parent nor Sub shall be required to provide any undertakings or agree to any condition that could reasonably be expected to (a) result in a substantial detriment to Parent's or the Company's business, financial condition, results of operations or prospects or (b) materially diminish the strategic or financial benefits of the transactions contemplated hereby.

     SECTION 5.9 Public Announcements. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with its securities exchange.

     SECTION 5.10 Stock Exchange Listing. Parent shall use its reasonable best efforts to have approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance, the Parent Common Stock to be issued pursuant to the Merger.

     SECTION 5.11 Affiliates. Prior to the Closing Date, the Company shall deliver to Parent a letter identifying all persons who are, at the time this Agreement is submitted for adoption by the stockholders of the Company, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall use its best efforts to cause each such person to deliver to Parent on or prior to the Closing Date a written agreement substantially in the form attached as Exhibit A hereto.

     SECTION 5.12 Amendments to the Rights Agreement. Except as expressly contemplated by Section 2.24 of this Agreement, the Company agrees that it will not amend, modify or waive any provision of the Rights Agreement and shall not take any action to redeem the Rights or render the Rights inapplicable to any transaction.

     SECTION 5.13 Cisco Shares. The Company will not sell, pledge, assign, distribute, exchange, hypothecate or otherwise transfer, or enter into any hedging agreement or other arrangement (in addition to the Existing Hedging Transactions) to change its economic interest in respect of, any of the Cisco Shares. The Company will not amend, terminate or otherwise modify the Existing Hedging Transactions in any respect.

     SECTION 5.14 Tax Matters. To the extent requested by Parent, the Company will use commercially reasonable efforts to cooperate to minimize the tax consequences of the Cisco Shares, the Stock Rights and net operating losses; provided that, nothing in this Section 5.14 shall require the Company to violate any of its contractural obligations or any applicable law.

     SECTION 5.15 Operating Expenses. The Company shall cause its operating expenses to not exceed the amounts set forth in Section 5.15(a) of the Company Disclosure Schedule. The Company shall not waive or amend, nor take any actions materially inconsistent with, the terms of the letter attached as Section 5.15(b) of the Company Disclosure Schedule.


                                  ARTICLE VI


                             CONDITIONS OF MERGER

     SECTION 6.1 Conditions to Obligation of Each Party to Effect the
Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or, to the extent permitted by applicable law, waiver) at or prior to the Closing Date of the following conditions:

     (a) This Agreement shall have been adopted by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock.

     (b) No statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any court or governmental authority of competent jurisdiction which prohibits, restrains, enjoins or restricts the consummation of the Merger; provided, however, that the parties shall use their reasonable best efforts to cause any such decree, ruling, injunction or other order to be vacated or lifted.

     (c) Any waiting period applicable to the Merger under the HSR Act and any applicable foreign antitrust or competition laws shall have terminated or expired.

     (d) The Form S-4 and any required post-effective amendment thereto shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and any material "blue sky" and other state securities laws applicable to the registration of the Parent Common Stock to be exchanged for Company Common Stock in the Merger shall have been complied with.

     (e) The shares of Parent Common Stock issuable to the holders of Company Common Stock pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

     SECTION 6.2 Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the satisfaction (or, to the extent permitted by applicable law, waiver) at or prior to the Closing Date of the following additional conditions:

     (a) Parent and Sub shall have performed or complied with in all material respects their agreements and covenants contained in this Agreement required to be performed or complied with at or prior to the Closing Date and the representations and warranties of Parent and Sub contained in this Agreement qualified as to materiality shall be true in all respects, and those not so qualified shall be true in all material respects, in each case when made and on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent in any case that such representations and warranties speak as of another date), except as expressly contemplated or otherwise expressly permitted by this Agreement. The Company shall have received a certificate signed on behalf of Parent by the chief executive officer or chief financial officer of Parent to such effect.

     (b) At any time on or after the date of this Agreement there shall not have occurred any material adverse change in the business, assets (including intangible assets), liabilities (including contingent liabilities), financial condition or results of operations of Parent and its subsidiaries taken as a whole, except for changes resulting from (i) the United States economy in general and not relating specifically to the business of Parent and its subsidiaries taken as a whole or (ii) revenue declines attributable to long-standing customers of Parent becoming customers of the Company after the date hereof.

     (c) The opinion, based on appropriate representations of the Company and Parent, of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company, to the effect that (i) the Merger will be treated for Federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) Parent, Sub and the Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code, dated the Closing Date, shall have been delivered.

     SECTION 6.3 Conditions to Obligations of Parent and Sub to Effect the Merger. The obligations of Parent and Sub to effect the Merger shall be subject to the satisfaction (or, to the extent permitted by applicable law, waiver) at or prior to the Closing Date of the following additional conditions:

     (a) Except as expressly contemplated or otherwise expressly permitted by this Agreement, (i) the Company shall have performed or complied with in all material respects its agreements and covenants contained in this Agreement required to be performed or complied with at or prior to the Closing Date, (ii) the representations and warranties of the Company contained in this Agreement qualified as to materiality shall be true in all respects, and those not so qualified shall be true in all material respects, in each case when made and on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent in any case that such representations and warranties speak as of another date and except to the extent that the aggregate effect of all inaccuracies in the Specified Representations (as defined below), which Parent has notified in writing to the Company that Parent has reasonably determined is adverse in any material respect to the business, assets (including intangible assets), liabilities (including contingent liabilities), financial condition or results of operations of the Company or the realization of the benefits of the transactions contemplated hereby as set forth in the press release attached as Exhibit B hereto, would not reasonably be expected to result in costs, losses, liabilities, payments, damages or expenses to the Company or Parent in excess of $25 million), and (iii) the aggregate effect of all inaccuracies in the representations and warranties of the Company contained in this Agreement (without giving effect to any qualifications as to materiality) would not reasonably be expected to have a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or chief financial officer of the Company to such effect. "Specified Representations" mean the representations and warranties set forth in (i) the first two sentences of Section 2.2, (ii) the last sentence of Section 2.3(b),
(iii) Section 2.7(e), (iv) Sections 2.10(a), 2.10(b) and 2.10(c), (v) Section
2.19 and (vi) the first sentence of Section 2.21.

     (b) At any time on or after the date of this Agreement there shall not have occurred any material adverse change in the business, assets (including intangible assets), liabilities (including contingent liabilities), financial condition or results of operations of the Company and its subsidiaries taken as a whole, except for changes resulting from (i) the United States economy in general and not relating specifically to the business of the Company and its subsidiaries taken as a whole, (ii) revenue declines attributable to long-standing customers of the Company becoming customers of Parent after the date hereof or (iii) any events described in Section 2.1(a) of the Company Disclosure Schedule.

     (c) The opinion, based on appropriate representations of the Company and Parent, of Simpson Thacher & Bartlett, counsel to Parent, to the effect that
(i) the Merger will be treated for Federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) Parent, Sub and the Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code, dated the Closing Date, shall have been delivered.

     (d) There shall not be pending by any governmental authority or any other third party any suit, action or proceeding (other than suits, actions or proceedings by shareholders of the Company in their capacity as shareholders),
(i) challenging or seeking to enjoin or prohibit the consummation of the Merger or seeking to obtain from Parent or any of its subsidiaries any material damages in connection with the transactions contemplated hereby, (ii) seeking to enjoin or prohibit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, to dispose of or hold separate any significant portion of the business or assets of the Company, Parent or any of their respective subsidiaries, as a result of the Merger or any of the other transactions contemplated by this Agreement, or
(iii) seeking to enjoin or prohibit Parent or any of its subsidiaries from controlling in any material respect the business or operations of the Company or its subsidiaries. Notwithstanding the foregoing, it shall not be a condition to Closing if there shall be pending any suit, action or proceeding by any third party (other than a governmental authority) seeking any of the relief specified in clauses (i), (ii) or (iii) above, if such suit, action or proceeding shall allege violations of federal, state or foreign antitrust or competition laws, unless Parent's Board concludes, taking into account the advice of outside counsel, that such third party has a reasonable probability of obtaining such relief.


                                  ARTICLE VII


                       TERMINATION, AMENDMENT AND WAIVER

     SECTION 7.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Closing Date, whether before or after approval of matters presented in connection with the Merger by the stockholders of the Company (except as otherwise stated herein):

     (a) By mutual written consent of Parent and the Company;

     (b) By either Parent or the Company, if the Merger shall not have been consummated on or before March 31, 2001 (other than due to the failure of the party seeking to terminate this Agreement to perform its obligations under this Agreement required to be performed at or prior to the Effective Time);

     (c) By Parent or the Company, if any required approval of the stockholders of the Company for this Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof;

     (d) [Intentionally Omitted];

     (e) By Parent or the Company if any court or other governmental body of competent jurisdiction shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable (provided that the terminating party shall have used reasonable best efforts to resist or resolve any such action);

     (f) By the Company if prior to the Closing Date (i) there shall have been a breach of any representation or warranty on the part of Parent or Sub contained in this Agreement which would reasonably be expected to result in a closing condition not being satisfied, or (ii) there shall have been a breach of any covenant or agreement on the part of Parent or Sub contained in this Agreement which would reasonably be expected to result in a closing condition not being satisfied, which breach, in either case, shall not have been cured prior to 30 days following notice thereof;

     (g) By Parent if prior to the Closing Date (i) there shall have been a breach of any representation or warranty on the part of the Company contained in this Agreement which would reasonably be expected to result in a closing condition not being satisfied, or (ii) there shall have been a breach of any covenant or agreement on the part of the Company contained in this Agreement which would reasonably be expected to result in a closing condition not being satisfied, which breach, in either case, shall not have been cured prior to 30 days following notice thereof;

     (h) [Intentionally Omitted];

     (i) By Parent,(i) if the Board of Directors of the Company shall have (a) failed to recommend or withdrawn, modified or amended in any respect adverse to Parent or Sub its approval or recommendation of this Agreement, the Merger or any of the other transactions contemplated herein or resolved to do so, or (b) approved or recommended a Superior Proposal from a person (other than Parent) or resolved to do so, or (ii) the Company breaches in any material respect any of its agreements set forth in Section 5.4;

     (j) By the Company (but only prior to adoption by the stockholders of the Company of this Agreement), if the Board of Directors of the Company, by majority vote, shall have determined that an Acquisition Proposal constitutes a Superior Proposal pursuant to, and in accordance with, Section 5.4 hereof and shall have determined to approve such Superior Proposal; provided, however, that (i) the Company shall have provided to Parent five business days' notice of its intention to terminate this Agreement pursuant to this Section 7.1(j)(which notice shall specify all material terms and conditions of, and identify the party making, the Superior Proposal), (ii) the Company has complied in all material respects with Section 5.4, (iii) the Superior Proposal is pending at the time of such termination, (iv) the Board of Directors shall have determined in good faith, after giving effect to all concessions and modifications which may be offered by Parent pursuant to clause (v) below, on the basis of the advice of its financial advisors and outside legal counsel, that such proposal is a Superior Proposal, (v) within the five business-day period referred to in clause (i) above, the Company shall afford Parent the opportunity to modify the terms and conditions of this Agreement as would enable the Company and Parent to proceed with the transactions contemplated hereby and (vi) it shall be a condition precedent to the termination of this Agreement by the Company pursuant to this Section 7.1(j) that the Company shall have made the payment of the fee and expenses required by Section 7.3; or

     (k) By Parent, if any person or group (as defined in Section 13(d)(3)of the Exchange Act)(other than Parent, Sub or any of their affiliates) shall have become (x) the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of (i) at least 15% of the outstanding shares of Company Common Stock in a transaction or series of transactions approved by the board of directors of the Company (or with respect to which the Rights have been rendered inapplicable) or (ii) at least 25% of the outstanding shares of Company Common Stock or (y) shall have acquired 20% or more of the assets of the Company and its subsidiaries, taken as a whole.

     SECTION 7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except as set forth in Sections 5.3(b), 7.3 and Article VIII; provided, however, that nothing herein shall relieve any party from liability for any willful breach hereof.

   SECTION 7.3 Fees and Expenses.

     (a) If:

          (i) This Agreement is terminated pursuant to Sections 7.1(i), (j) or
     (k); or

          (ii) (x)(A) Parent or the Company terminates this Agreement pursuant to Section 7.1(c) and either (I) an Acquisition Proposal shall have been made at any time after the date hereof and either (X) shall be pending on the date of the Company's stockholders meeting held to vote upon the Merger or (Y) shall have become publicly announced at any time during the 20 business day period preceding such stockholders meeting (whether or not pending at the time of such stockholders meeting) or (II) the Average Parent Share Price (as defined below) exceeds $44 (subject to equitable adjustment in the event of a share split, reverse share split or share dividend or distribution involving the Parent Common Stock), or (B) Parent terminates this Agreement pursuant to Section 7.1(g) and (y) in the case of (A) or (B), within 12 months thereafter, the Company enters into an agreement with respect to an Alternative Transaction or an Alternative Transaction is consummated;

then the Company shall pay to Parent and Sub, (A) simultaneously with any termination by the Company contemplated by Section 7.3(a)(j), (B) within one business day following any termination by Parent contemplated by Section 7.3(a)(i) or (k), and (C) within one business day following the earlier to occur of entering into such agreement or consummation described in clause (y) of Section 7.3(a)(ii), a fee, in cash, of $25 million (the "Fee"), provided, however, that the Company shall in no event be obligated to pay more than one such fee with respect to all such occurrences and such termination. "Average Parent Share Price" means the average closing price of the Parent Common Stock on the NYSE (as reported on the Wall Street Journal or, if not reported therein, another authoritative source mutually selected by Parent and the Company) for the ten trading days immediately preceding the date of the Company's stockholders meeting.

     For purposes of this Section 7.3, "Alternative Transaction" means any of the following events: (i) the acquisition of the Company by merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution or otherwise by any person other than Parent, Sub or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of 20% or more of the assets of the Company and its subsidiaries, taken as a whole; or (iii) the acquisition by a Third Party of (A) at least 15% of the outstanding shares of Company Common Stock in a transaction or series of transactions approved by the board of directors of the Company (or with respect to which the Rights have been rendered inapplicable) or (B) at least 25% of the outstanding shares of Company Common Stock.

     (b) The Company and Parent agree that if this Agreement shall be terminated pursuant to (i) Section 7.1(b), because of the failure to satisfy any of the conditions to the Merger set forth in Sections 6.1(c), 6.1(d), 6.1(e) or 6.2(a) (other than due to any inaccuracy or breach of the representations set forth in clauses (i) and (ii) of Section 3.7) or (ii)
Section 7.1(f) (other than due to any inaccuracy or breach of the representations set forth in clauses (i) and (ii) of Section 3.7), Parent shall pay to the Company an amount in cash equal to $25 million; provided that, such fee shall not be payable if (1) the Company shall not have complied in all material respects with its obligations set forth in Section 5.4 or (2) the Company shall have breached its representations or warranties or its agreements or covenants hereunder such that the condition set forth in Section 6.3(a) would not be satisfied as of the date of termination. The payment required to be made pursuant to this Section 7.3(b) shall be made not later than one business day after the date of such termination.

     (c) Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby, except that each of Parent and the Company shall bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Form S-4 and the Proxy Statement.

     SECTION 7.4 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time before or after any required approval of matters presented in connection with the Merger by the stockholders of the Company; provided, however, that after any such approval, there shall be made no amendment that by law requires further approval by such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

     SECTION 7.5 Waiver. At any time prior to the Closing Date, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein, subject to the requirements of applicable law. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.


                                 ARTICLE VIII


                              GENERAL PROVISIONS

     SECTION 8.1 Non-Survival of Representations, Warranties and
Agreements. Except as set forth in Section 7.2, the representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 7.1, as the case may be.

     SECTION 8.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     if to Parent or Sub:

      Symbol Technologies, Inc
      One Symbol Plaza
      Holtsville, NY 11742
      Attention: Chief Executive Officer
      Fax: (631) 738-4362

     with an additional copy to:

      Simpson Thacher & Bartlett
      425 Lexington Avenue
      New York, NY 10017
      Attention: John Finley, Esq.
      Fax: (212) 455-2502

     if to the Company:

      Telxon Corporation
      1000 Summit Drive
      Cincinnati, OH 45150
      Attention: Chief Executive Officer
      Fax: (330) 664-2888

     with a copy to:

      Skadden, Arps, Slate, Meagher & Flom LLP
      One Rodney Square
      P.O. Box 636
      Wilmington, DE 19899
      Attention: Steven Rothschild
      Fax: (302) 651-3001

     SECTION 8.3 Certain Definitions. For purposes of this Agreement, the term:


     (a) "affiliate" shall have the meaning under Rule 12b-2 promulgated under the Exchange Act;

     (b) "beneficial owner" with respect to any shares of Company Common Stock means a person who shall be deemed to be the beneficial owner of such shares of Company Common Stock (i) which such person or any of its affiliates or associates beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 of the Exchange Act) has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding, or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or person with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares;

     (c) "control" (including the terms "controlled by" and "under common control with") shall have the meaning under Rule 12b-2 promulgated under the Exchange Act;

     (d) "Environmental Laws" shall mean any federal, state or local law, statute, ordinance, order, decree, rule or regulation relating to releases, discharges, emissions or disposals to air, water, land or groundwater of Hazardous Materials; to the use handling or disposal of polychlorinated byphenyls, asbestos or urea formaldehyde or any other Hazardous Material; to the treatment, storage, disposal or management of Hazardous Materials; to exposure to Hazardous Materials; and to the transportation, release or any other use of Hazardous Materials, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601, et seq. ("CERCLA"), the Resource Conservation and Recovery Act, 42 U.S.C. 6901, et seq. ("RCRA"), the Toxic Substances Control Act, 15 U.S.C. 2601, et seq. ("TSCA"), the Occupational, Safety and Health Act, 29 U.S.C. 651, et seq., the Clean Air Act, 42 U.S.C. 7401, et seq., the Federal Water Pollution Control Act, 33 U.S.C. 1251, et seq., the Safe Drinking Water Act, 42 U.S.C. 300f, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. 1802 et seq. ("HMTA") and the Emergency Planning and Community Right to Know Act, 42 U.S.C. 11001 et seq. ("EPCRA"), and other comparable state and local laws and all rules and regulations promulgated pursuant thereto or published thereunder;

     (e) "Facility" shall mean each store, office, plant or warehouse owned or leased by the Company or any of its subsidiaries;

     (f) "generally accepted accounting principles" or "GAAP" means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case applied on a basis consistent with the manner in which the audited financial statements for the fiscal year of the Company ended March 31, 1999 were prepared, in the case of the Company, and the fiscal year ended December 31, 1999, in the case of Parent;

     (g) "Hazardous Materials" shall mean each and every element, compound, chemical mixture, contaminant, pollutant, material, waste or other substance which is defined, determined or identified as hazardous or toxic under Environmental Laws or the release of which is regulated under Environmental Laws. Without limiting the generality of the foregoing, the term includes:
"hazardous substances" as defined in CERCLA; "extremely hazardous substances" as defined in EPCRA; "hazardous waste" as defined in RCRA; "hazardous materials" as defined in HMTA; "chemical substance or mixture" as defined in TSCA; crude oil, petroleum products or any fraction thereof; radioactive materials including source, byproduct or special nuclear materials; asbestos or asbestos-containing materials; chlorinated fluorocarbons ("CFCs"); and radon;

     (h) "person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act);

     (i) "Property" shall mean each improved or unimproved real property owned or leased by the Company or any of its subsidiaries; and

     (j) "subsidiary" or "subsidiaries" of the Company, the Surviving Corporation, Parent or any other person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, Parent or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other voting or economic equity interests.

     SECTION 8.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

     SECTION 8.5 Entire Agreement; Assignment. This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise, except that Parent and Sub may assign all or any of their respective rights and obligations hereunder to any direct or indirect wholly owned subsidiary or subsidiaries of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Any attempted assignment which does not comply with the provisions of this Section 8.5 shall be null and void ab initio.

     SECTION 8.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, except as provided in the following sentence, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The parties hereto expressly intend the provisions of Section 5.6 to confer a benefit upon and be enforceable by, as third party beneficiaries of this Agreement, the third persons referred to in, or intended to be benefitted by, such provisions.

     SECTION 8.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to principles of conflicts of laws.

     SECTION 8.8 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 8.9 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.


                                    SYMBOL TECHNOLOGIES, INC.

Attest:

   /s/ Leonard H. Goldner        By: /s/ Tomo Razmilovic
                                     Title: President & Chief Executive Officer



                                     TX ACQUISITION CORPORATION

Attest:

   /s/ Leonard H. Goldner        By: /s/ Tomo Razmilovic
                                     Title: President & Chief Executive Officer



                                     TELXON CORPORATION

Attest:

   /s/ Woody M. McGee            By: /s/ John W. Paxton, Sr.
                                     Title: Chairman of the Board & Chief
                                            Executive Officer

                                                                      APPENDIX B


                                FIRST AMENDMENT
                                    TO THE
                         AGREEMENT AND PLAN OF MERGER
                                     AMONG
                          SYMBOL TECHNOLOGIES, INC.,
                        TX ACQUISITION CORPORATION AND
                               TELXON CORPORATION


     This FIRST AMENDMENT to the AGREEMENT AND PLAN OF MERGER, among Symbol Technologies, Inc., TX Acquisition Corporation and Telxon Corporation (this "Amendment"), dated as of October 25, 2000, is entered into among Symbol Technologies, Inc., a Delaware corporation ("Parent"), TX Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and Telxon Corporation, a Delaware corporation (the "Company").

     WHEREAS Parent, the Company and Sub entered into that certain Agreement and Plan of Merger, dated as of July 25, 2000 (the "Agreement"), providing for the merger of Sub with and into the Company; and

     WHEREAS Parent, the Company and Sub desire to amend the terms of the Agreement as set forth in this Amendment.

     NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Parent, the Company and Sub agree as follows:

     Unless otherwise defined in this Amendment, capitalized terms used herein shall have the meanings given to them in the Agreement, as amended hereby.

   1. Section 1.7(a) of the Agreement shall be amended and restated in its entirety to read as follows:

           SECTION 1.7 Treatment of Employee Options and Other Employee Equity Rights. (a) Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary to provide, subject to the following sentence, for the cancellation, effective at the Effective Time, of all the outstanding stock options, stock appreciation rights, phantom shares or other rights related to or denominated with reference to the securities of the Company (the "Stock Rights") heretofore granted under any stock option, performance unit or similar plan, program, agreement or arrangement related to or denominated with reference to the securities of the Company (the "Stock Plans") in consideration of the substitution and assumption set forth herein. At the Effective Time, each of the Stock Rights which is an outstanding stock option (whether vested or unvested) immediately prior to the Effective Time shall be assumed by Parent and converted automatically into an option to purchase shares of Parent Common Stock ("New Stock Rights") in an amount and at an exercise price determined as provided below:

             (i) The number of shares of Parent Common Stock to be subject to the New Stock Right shall be equal to the product of the number of shares of Company Common Stock remaining subject (as of immediately prior to the Effective Time) to the original Stock Right and the Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded up or down to the nearest whole share; and

             (ii) The exercise price per share of Parent Common Stock under the New Stock Right shall be equal to the exercise price per share of the Company Common Stock under the original Stock Right divided by the Exchange Ratio, provided that such exercise price shall be rounded down to the nearest cent.

         The adjustment provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Code) shall be and is intended to be effected in a manner which is consistent with
         Section 424(a) of the Code. In the event that the adjustment were determined by Parent to not be consistent with such Section 424, Parent shall take such action as it shall reasonably determine necessary to comply with such Section 424, if such compliance can be accomplished without undue costs to the Company or Parent. After the Effective Time, each New Stock Right shall be exercisable and shall vest upon the same terms and conditions as were applicable to the related Stock Right immediately prior to the date hereof except that (i) all references to "the Company" shall be deemed to be references to "Parent", (ii) the New Stock Rights shall become fully vested and exercisable if, after the Effective Time, the employment of the holder of such New Stock Right is terminated by the Company without Cause (as defined below) or is terminated by such holder with Good Reason (as defined below), (iii) all Stock Rights granted under any employment agreement listed in
         Section 2.5(a) of the Company Disclosure Schedule shall vest and become exercisable to the extent set forth under such employment agreement,
         (iv) all Stock Rights granted to the employees identified on Schedule 1.7(a) shall become fully vested and exercisable as of the Effective Time and (iv) notwithstanding any provision of the Stock Plans or the related option agreements to the contrary, once vested, all New Stock Rights granted to the employees identified on Schedule 1.7(a) shall remain exercisable following a termination of employment of such employee by the Surviving Corporation without Cause or a termination of such employment by such employee, until, and to the extent not then exercised, shall terminate upon, the later of (x) the date that is one year after the Effective Time or (y) the date that is 30 days after termination of such employee's employment with the Surviving Corporation, but not later than the otherwise applicable expiration date of such New Stock Rights under the terms of the applicable Stock Plan. "Cause" with respect to any employee shall mean (A) the employee's continued failure to substantially perform such employee's duties (other than as a result of total or partial incapacity due to physical or mental illness) for a thirty-day period following written notice by the Company to such employee of such failure, (B) any material act or omission involving dishonesty in the performance of such employee's duties, (C) the indictment of such employee of a felony under the laws of the United States or any state thereof, (D) willful malfeasance or willful misconduct in connection with such employee's duties or any act or omission which is materially injurious to the financial condition or business reputation of the Company or any of its subsidiaries or (E) such employee's material breach of the provisions of any employment agreement with the Company which is not cured within thirty days following written notice thereof by the Company. "Good Reason" with respect to any employee shall mean: (X) a reduction in such employee's base salary or target bonus, (Y) a transfer of such employee' s primary workplace by more than fifty miles, or (Z) with respect to the employees identified on Schedule 1.7(a) only, an adverse diminution in any material respect in the employee's duties or responsibilities as of the date hereof (other than solely by virtue of the Company ceasing to be a public company) and the continuance of such diminution for a period of thirty days after such employee has given the Company written notice of such diminution.

   2. Section 5.5(b) of the Agreement shall be amended and restated in its entirety to read as follows:

            (b) As of the Effective Time, employees of the Company who continue employment with the Surviving Corporation as of the Effective Time (the "Affected Employees") shall be entitled to participate in the employee benefit plans of Parent (including, without limitation, equity based employee benefits plans) on substantially the same terms and conditions as similarly situated employees of Parent; provided, however, that until June 30, 2001, Parent shall be permitted to cause the Surviving Corporation to maintain in full force and effect the Company's employee benefit plans (other than the Company's equity based employee benefits plans which shall be discontinued as of the Effective Time)in effect as of the Effective Time and Parent shall be permitted to continue to provide the Affected Employees with employee benefits under such plans until June 30, 2001, in substantially the same manner as presently provided thereunder. Parent shall provide, or shall cause the Surviving Corporation to provide, Affected Employees with full credit for purposes of eligibility to participate, eligibility for benefit forms and subsidies (other than under any defined benefit pension plan), vesting, benefit accrual (other than benefit accrual under any defined benefit pension plans) and determination of the level of benefits under such plans for such Affected Employees' service with the Company (except to the extent necessary to avoid duplication of benefits and except under any post-retirement medical or life insurance arrangements sponsored by Parent, the Surviving Corporation, or their affiliates). In addition, Parent shall, or shall cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans in which such employees may be eligible to participate after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Affected Employees immediately prior to the Effective Time, and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time for the year in which the Effective Time occurs.

     3. Except as specifically modified by this Amendment, Parent, the Company and Sub acknowledge that the Agreement shall remain binding upon them and all provisions of the Agreement shall remain in full force and effect.

     4. The Agreement, as modified and amended by this Amendment, constitutes the entire agreement of the parties and supersedes all prior agreements, written or oral, between the parties with respect to the subject matter hereof.


     5. This Amendment will be governed, construed and interpreted in accordance with the laws of the State of Delaware applicable to agreements made and performed entirely within such state, without regard to the choice of law principles thereof.

     6. In the event of any inconsistency between the provisions of this Amendment and any provision in the Agreement, the terms and provisions of this Amendment shall govern.

     7. This Amendment may be executed in identical counterpart copies, each of which shall be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Amendment




                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date and year first written above.


                                           SYMBOL TECHNOLOGIES, INC.



                                           By: /s/ Leonard H. Goldner
                                             ---------------------------------
                                           Name:  Leonard H. Goldner
                                           Title: Senior Vice President and
                                                  General Counsel



                                           TX ACQUISITION CORPORATION



                                           By: /s/ Leonard H. Goldner
                                             ---------------------------------
                                           Name:  Leonard H. Goldner
                                           Title: Senior Vice President and
                                                  General Counsel



                                           TELXON CORPORATION



                                           By: /s/ Woody M. McGee
                                              --------------------------------
                                           Name:  Woody M. McGee
                                           Title: Vice President and
                                                  General Counsel

                                                                      APPENDIX C


               [LETTERHEAD OF PRUDENTIAL SECURITIES INCORPORATED]



                                 JULY 25, 2000

The Board of Directors
Telxon Corporation
1000 Summit Drive
Cincinnati, Ohio 45150

Members of the Board of Directors:

     We understand that Symbol Technologies, Inc. ("Symbol"), TX Acquisition Corporation, a wholly owned subsidiary of Symbol ("Merger Sub"), and Telxon Corporation (the "Company") propose to enter into an Agreement and Plan of Merger (the "Agreement") whereby Merger Sub shall merge with and into the Company (the "Merger"). In the Merger, all of the Company's issued and outstanding shares ("Shares") of common stock, par value $0.01 per share ("Company Common Stock") (other than Company Common Stock owned by Symbol or Merger Sub), will be converted into the right to receive 0.50 (the "Exchange Ratio") of a share of Symbol common stock, par value $0.01 per share ("Symbol Common Stock"), subject to any adjustment pursuant to Section 1.6(a) of the Agreement.

     You have requested our opinion as to the fairness from a financial point of view of the Exchange Ratio to the holders (other than Symbol or its subsidiaries) of Company Common Stock.

     In conducting our analysis and arriving at the opinion expressed herein, we have reviewed such materials and considered such financial and other factors as we deemed relevant under the circumstances, including:

     (i)  a draft, dated July 20, 2000, of the Agreement;

     (ii) certain publicly-available historical financial and operating data for the Company, including, but not limited to, (a) the Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal years ended March 31, 2000, 1999 and 1998, (b) the Proxy Statement for the Annual Meeting of Stockholders held on September 22, 1999 and (c) the Company's internal financial statements for the quarter ended June 30, 2000;

     (iii) certain internal financial statements and other financial and operating data concerning the Company, prepared by management of the Company;

     (iv) historical stock market prices and trading volumes for Company Common Stock;

     (v) certain publicly-available historical financial and operating data for Symbol, including, but not limited to, (a) the Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal years ended December 31, 1999 and 1998, (b) the Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, (c) the Proxy Statement for the Annual Meeting of Stockholders held on May 8, 2000 and (d) Symbol's internal financial statements for the quarter ended June 30, 2000;

     (vi) certain internal financial statements and other financial and operating data concerning Symbol, prepared by management of Symbol;

     (vii) historical stock market prices and trading volumes for Symbol Common Stock;

     (viii) publicly available financial, operating and stock market data concerning certain companies engaged in businesses we deemed reasonably similar to that of the Company and Symbol;

     (ix) the financial terms of certain recent transactions we deemed relevant to our inquiry; and

     (x) such other financial studies, analyses and investigations that we deemed appropriate.

     We have assumed, with your consent, that the draft of the Agreement that we reviewed (and referred to above) will conform in all material respects to that document when in final form.

     We have met with senior management of the Company and Symbol to discuss
(i) the prospects for their businesses, (ii) their estimates of such businesses' future financial performance, (iii) the financial impact of the Merger on the respective companies and (iv) such other matters that we deemed relevant.

     In connection with our review and analysis and in arriving at our opinion, we have relied upon the accuracy and completeness of the financial and other information that is publicly available or was provided to us by the Company and we have not undertaken any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company or Symbol. With respect to certain financial forecasts provided to us by senior management of the Company and Symbol, we have assumed that such information represents each management's best currently available estimate as to the future financial performance of the Company and Symbol, respectively. Our opinion is predicated on the Merger qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Further, our opinion is necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.

     Our opinion does not address nor should it be construed to address the relative merits of the Merger or alternative business strategies that may be available to the Company. In addition, this opinion does not in any manner address the prices at which Symbol Common Stock will trade following consummation of the Merger.

     As you know, we have been retained by the Company to render this opinion and provide other financial advisory services in connection with the Merger and will receive an advisory fee for such services, part of which fee is contingent upon the consummation of the Merger. In the past, we have provided financial advisory and financing services to the Company and have received fees for such services. In the ordinary course of business we may actively trade the shares of Company Common Stock and Symbol Common Stock for our own account and for the accounts of customers and, accordingly, we may at any time hold a long or short position in such securities. We also provide equity research coverage regarding the Company.

     This letter and the opinion expressed herein are for the use of the Board of Directors of the Company. This opinion does not constitute a recommendation to the stockholders of the Company as to how such stockholders should vote in connection with the Merger or as to any other action such stockholders should take regarding the Merger. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner, without our prior written consent; except that the Company may include this opinion in its entirety in any materials relating to the Merger sent to the Company's stockholders and filed with the Securities and Exchange Commission.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair to the holders (other than Symbol or its subsidiaries) of Company Common Stock from a financial point of view.

                                    Very truly yours,


                                    /s/ Prudential Securities Incorporated


                                    Prudential Securities Incorporated

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS
ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation has the power to indemnify its officers, directors, employees and agents (or persons serving in such positions in another entity at the request of the corporation) against the expenses, including attorneys' fees, judgments, fines or settlement amounts actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation (and, with respect to any criminal action, had no reasonable cause to believe the person's conduct was unlawful), except that, if such action shall be by or in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

     The registrant's bylaws provide that it shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (including but not limited to any action or suit by or in the right of the registrant to procure a judgement in its favor) by reason of the fact that he is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise in any capacity, against expenses (including attorneys' fees), judgments fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding; provided, however, that no indemnification shall be made to or on behalf of any person if such indemnification would be prohibited under applicable law. The foregoing indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, agreement, vote of stockholders or otherwise.

     As permitted by Section 102 of the DGCL, the registrant's Certificate of Incorporation provides that no director shall be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for breaches of the director's duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

     Section 145 of the DGCL also provides that a corporation has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation (or who was serving at the request of the corporation in such position at another entity) against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the DGCL. All of the directors and officers of the registrant are covered by insurance policies maintained and held in effect by the registrant against liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended, subject to certain exclusions.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits: See Exhibit Index.

ITEM 22. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (e) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (d) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Holtsville, New York on October 25, 2000.


                                    SYMBOL TECHNOLOGIES, INC.
                                    By: /s/ Leonard H. Goldner as
                                            Attorney-In-Fact
                                      -------------------------------
                                    Name:  Tomo Razmilovic
                                    Title: President and Chief Executive
                                           Officer

     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.






                  SIGNATURE                                      TITLE                          DATE
---------------------------------------------   --------------------------------------   -----------------
                                                President and Chief Executive            October 25, 2000
 /s/ Leonard H. Goldner as Attorney-In-Fact     Officer (Principal Executive Officer)
 ------------------------------------------     and Director
            Tomo Razmilovic

                                                Senior Vice President-Finance and        October 25, 2000
               /s/ Kenneth V. Jaeggi            Chief Financial Officer (Principal
 ------------------------------------------     Financial Officer)
                  Kenneth V. Jaeggi

               /s/ Robert W. Korkuc             Vice President (Principal Accounting     October 25, 2000
 ------------------------------------------     Officer)
                  Robert W. Korkuc

 /s/ Leonard H. Goldner as Attorney-In-Fact     Chairman of the Board and Director       October 25, 2000
 ------------------------------------------
                    Jerome Swartz

 /s/ Leonard H. Goldner as Attorney-In-Fact     Director                                 October 25, 2000
 ------------------------------------------
                 Raymond R. Martino

 /s/ Leonard H. Goldner as Attorney-In-Fact     Director                                 October 25, 2000
 ------------------------------------------
                Harvey P. Mallement

 /s/ Leonard H. Goldner as Attorney-In-Fact     Director                                 October 25, 2000
 ------------------------------------------
                 George Bugliarello

 /s/ Leonard H. Goldner as Attorney-In-Fact     Director                                 October 25, 2000
 ------------------------------------------
                   Charles B. Wang

 /s/ Leonard H. Goldner as Attorney-In-Fact     Director                                 October 25, 2000
 ------------------------------------------
                   Leo A. Guthart
                                                Director
 ------------------------------------------
                   James H. Simons

                                 EXHIBIT INDEX

2.1 Agreement and Plan of Merger, dated as of July 25, 2000, by and among Symbol Technologies, Inc. (the "Company"), TX Acquisition Corporation and Telxon Corporation (included as Appendix A to the prospectus incorporated as part of this registration statement).


2.2 First Amendment to the Agreement and Plan of Merger, dated as of October 25, 2000, by and among Symbol Technologies, Inc., TX Acquisition Corporation and Telxon Corporation (included as Appendix B to the prospectus incorporated as part of this registration statement).


3.1 Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 Form 10-K")).

3.3 By-laws of the Company (incorporated by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (the "1998 Form 10-K")).

4.1 Form of Certificate for Shares of the Common Stock of the Company (incorporated by reference to Exhibit 4.1 to the 1998 Form 10-K).




5.1 Opinion of Leonard H. Goldner, Esq., Senior Vice President and General Counsel of the Company, as to the legality of the shares being issued (filed herewith).

8.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the federal income tax consequences of the Merger (filed herewith).

8.2 Opinion of Simpson Thacher & Bartlett regarding the federal income tax consequences of the Merger (filed herewith).

10.1 Form of 2008 Stock Purchase Warrant issued to certain directors (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).

10.2     1994 Directors' Stock Option Plan (incorporated by reference to Exhibit
         4.1 to Registration Statement No. 33-78678 on Form S-8).

10.3     1997 Employee Stock Purchase Plan (incorporated by reference to Exhibit
         4.2 to Registration Statement No. 333-26593 on Form S-8).

10.4     1997 Employee Stock Option Plan (incorporated by reference to Exhibit
         16.5 to the 1998 Form 10-K).

10.5     1991 Employee Stock Option Plan (incorporated by reference to Exhibit
         10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991).

10.6 1990 Non-Executive Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (the "1995 Form 10-K")).

10.7 Employment Agreement by and between the Company and Jerome Swartz, dated as of June 30, 1995 (incorporated by reference to Exhibit 10.4 to the 1995 Form 10-K).

10.8 Employment Agreement by and between the Company and Tomo Razmilovic, dated as of October 16, 1995 (incorporated by reference to Exhibit 10.5 of the 1995 Form 10-K).

10.9 Employment Agreement by and between the Company and Leonard H. Goldner, dated as of November 1, 1995 (incorporated by reference to Exhibit 10.7 of the 1995 Form 10-K).

10.10 Employment Agreement by and between the Company and Raymond Martino, dated as of February 15, 2000 (incorporated by reference to Exhibit
         10.10 to the Company's Annual Report on the 1999 Form 10-K).

10.11 Executive Retirement Plan, as amended (incorporated by reference to Exhibit 10.14 to 1989 Form 10-K).

10.12 Company Stock Ownership and Option Retention Program (incorporated by reference to Exhibit 10.13 of the 1995 Form 10-K).

10.13 Summary of the Company's Executive Bonus Plan (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on the 1999 Form 10-K).

10.14 Form of Note Agreements dated as of February 15, 1993 relating to the Company's 7.76 percent Series A and Series B Senior Notes due February 15, 2003 (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 1992).

10.15 Credit Agreement dated as of December 21, 1998 among the Company, the lending institutions identified in the credit agreement and Bank of America National Trust and Savings Association as agent and as letter of credit issuing bank (incorporated by reference to Exhibit 10.19 to the 1998 Form 10-K).

10.16 Amendment dated September 30, 1999 to Credit Agreement among the Company, the lending institutions identified in the credit agreement and Bank of America National Trust and Savings Association as agent and as letter of credit issuing bank (incorporated by reference to Exhibit
         10.16 to the Company's Annual Report on the 1999 Form 10-K).

22. Subsidiaries of the Company (incorporated by reference to Exhibit 22 to the Company's Annual Report on the 1999 Form 10-K).

23.1     Consent of PricewaterhouseCoopers LLP (filed herewith).

23.2     Consent of Arthur Andersen LLP (filed herewith).

23.3     Consent of Deloitte & Touche LLP (filed herewith).

23.4 Consent of Prudential Securities Incorporated (included as part of Appendix C to the prospectus incorporated as part of this registration statement).


23.5 Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit No. 8.1).

23.6     Consent of Simpson Thacher & Bartlett (included in Exhibit No. 8.2).

23.7     Consent of Leonard H. Goldner (included in Exhibit 5.1).


24.1     Power of Attorney (previously filed).


99.1     Form of Proxy Card of Telxon (filed herewith).


99.2 Amendment to Rights Agreement, dated as of July 25, 2000, between Telxon Corporation and Computershare Investor Services, LLC, as Rights Agent (filed herewith).